  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 18, 1996

                                                     REGISTRATION NO. 333-03283

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                      PRE-EFFECTIVE AMENDMENT NO. 2
                                      TO
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ----------------

                          TRAVIS BOATS & MOTORS, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                               ----------------

          TEXAS                      5551                    74-2024798
     (STATE OR OTHER           (PRIMARY STANDARD          (I.R.S. EMPLOYER
     JURISDICTION OF              INDUSTRIAL           IDENTIFICATION NUMBER)
    INCORPORATION OR          CLASSIFICATION CODE
      ORGANIZATION)                 NUMBER)

                                                   MARK T. WALTON

         13045 RESEARCH BLVD.            CHAIRMAN OF THE BOARD AND PRESIDENT
          AUSTIN, TEXAS 78750                   13045 RESEARCH BLVD.
            (512) 250-8103                       AUSTIN, TEXAS 78750
          FAX: (512) 250-8104                      (512) 250-8103
   (ADDRESS, INCLUDING ZIP CODE, AND             FAX: (512) 250-8104
TELEPHONE NUMBER, INCLUDING AREA CODE,   (NAME, ADDRESS, INCLUDING ZIP CODE,
  OF REGISTRANT'S PRINCIPAL EXECUTIVE   AND TELEPHONE NUMBER, INCLUDING AREA
               OFFICES)                      CODE, OF AGENT FOR SERVICE)

                PLEASE ADDRESS COPIES OF ALL COMMUNICATIONS TO:

         J. ROWLAND COOK, ESQ.                CARMELO M. GORDIAN, ESQ.
        MARK E. MOURITSEN, ESQ.                 S. MICHAEL DUNN, ESQ.
  JENKENS & GILCHRIST, A PROFESSIONAL      BROBECK, PHLEGER & HARRISON LLP
              CORPORATION                  301 CONGRESS AVENUE, SUITE 1200
    600 CONGRESS AVENUE, SUITE 2200              AUSTIN, TEXAS 78701
          AUSTIN, TEXAS 78701                      (512) 477-5495
            (512) 499-3821                       FAX: (512) 477-5813
          FAX: (512) 404-3520

                               ----------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as possible after this Registration Statement becomes effective.

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]


                               ----------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL HAVE BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

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

                         TRAVIS BOATS AND MOTORS, INC.
                             CROSS-REFERENCE SHEET
                      PURSUANT TO REGULATION S-K ITEM 501

     ITEM NUMBER AND CAPTION OF
     FORM S-1                     LOCATION/CAPTION IN PROSPECTUS
     --------------------------   ------------------------------
  1. Forepart of the
     Registration Statement and   Cover Page of Registration Statement; Cross-
     Outside Front Cover Page     Reference Sheet; Outside Front Cover Page of
     of Prospectus.............   Prospectus
  2. Inside Front and Outside
     Back Cover Pages of          Inside Front and Outside Back Cover Pages of
     Prospectus................   Prospectus
  3. Summary Information, Risk
     Factors and Ratio of         Prospectus Summary; Risk Factors
     Earnings to Fixed
     Charges...................
  4. Use of Proceeds...........   Prospectus Summary; Use of Proceeds
  5. Determination of Offering    Outside Front Cover Page of Prospectus;
     Price.....................   Underwriting
  6. Dilution..................   Prospectus Summary; Risk Factors; Dilution
  7. Selling Security Holders..   Principal and Selling Stockholders
  8. Plan of Distribution......   Outside Front Cover Page of Prospectus;
                                  Underwriting
  9. Description of Securities    Outside Front Cover Page of Prospectus;
     to be Registered..........   Dividend Policy; Description of Capital
                                  Stock; Shares Eligible for Future Sale
 10. Interests of Named Experts   Not Applicable
     and Counsel...............
 11. Information with Respect     Outside Front Cover Page of Prospectus;
     to the Registrant.........   Prospectus Summary; Risk Factors; Dividend
                                  Policy; Capitalization; Selected Consolidated
                                  Financial Data; Management's Discussion and
                                  Analysis of Financial Condition and Results
                                  of Operations; Business; Management; Certain
                                  Transactions; Principal and Selling
                                  Stockholders; Description of Capital Stock;
                                  Shares Eligible for Future Sale;
                                  Underwriting; Consolidated Financial
                                  Statements
 12. Disclosure of Commission
     Position on                  Not Applicable
     Indemnification for
     Securities Act
     Liabilities...............

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++


                SUBJECT TO COMPLETION, DATED JUNE 18, 1996


                 [LOGO OF TRAVIS BOATING CENTER APPEARS HERE]


                                1,750,000 SHARES

                                  COMMON STOCK

  Of the 1,750,000 shares of Common Stock offered hereby, 1,312,500 shares are being sold by Travis Boats & Motors, Inc. (the "Company" or "Travis Boats"), and 437,500 shares are being sold by the Selling Stockholders. See "Principal and Selling Stockholders." The Company will not receive any of the proceeds from the sale of the shares being sold by the Selling Stockholders. Prior to this offering, there has been no public market for the Common Stock of the Company. The Common Stock has been approved, subject to official notification of issuance, for quotation on the Nasdaq National Market under the symbol "TRVS." It is currently estimated that the initial public offering price will be between $11.00 and $13.00 per share. See "Underwriting" for information relating to the method of determining the initial public offering price.

                                   --------

        THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 7.

                                   --------

THESE  SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES  AND
 EXCHANGE   COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION  NOR  HAS   THE
  COMMISSION  OR ANY STATE SECURITIES COMMISSION PASSED UPON THE  ACCURACY OR
   ADEQUACY  OF THIS  PROSPECTUS. ANY  REPRESENTATION TO THE  CONTRARY IS  A
    CRIMINAL OFFENSE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                          UNDERWRITING              PROCEEDS TO
                                 PRICE TO DISCOUNTS AND PROCEEDS TO   SELLING
                                  PUBLIC   COMMISSIONS  COMPANY(1)  STOCKHOLDERS
- --------------------------------------------------------------------------------
Per Share......................   $           $            $           $
- --------------------------------------------------------------------------------
Total(2).......................   $           $            $           $

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
(1) Before deducting expenses of this offering payable by the Company,
    estimated at $   .
(2) The Company has granted the Underwriters a 30-day option to purchase up to an additional 262,500 shares of Common Stock solely to cover over-
    allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Company will
    be $   , $    and $   , respectively. See "Underwriting."

                                   --------

  The Common Stock is offered by the Underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that delivery of such shares will be made through the offices of Robertson, Stephens & Company LLC ("Robertson, Stephens
& Company"), San Francisco, California, on or about    , 1996.

ROBERTSON, STEPHENS & COMPANY               PRINCIPAL FINANCIAL SECURITIES, INC.

                   The date of this Prospectus is    , 1996.

                       PICTURES ARE INCLUDED AS FOLLOWS:

1. Photograph of store front.

2. One photograph of store interior.

3. Photograph of boat.

4. Company Logo.

5. List of Company locations.

6. Text which reads "Performance Quality Value Endurance."



  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

  NO DEALER, SALES REPRESENTATIVE OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY SELLING STOCKHOLDER OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES OR AN OFFER TO, OR SOLICITATION OF, ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

  UNTIL     , 1996 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS
EFFECTING TRANSACTIONS IN THE COMMON STOCK OFFERED HEREBY, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                                 ------------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Prospectus Summary.......................................................   4
Risk Factors.............................................................   7
Use of Proceeds..........................................................  14
Dividend Policy..........................................................  14
Capitalization...........................................................  15
Dilution.................................................................  16
Selected Consolidated Financial Data.....................................  17
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  18
Business.................................................................  25
Management...............................................................  33
Certain Transactions.....................................................  39
Principal and Selling Stockholders.......................................  41
Description of Capital Stock.............................................  42
Shares Eligible for Future Sale..........................................  45
Underwriting.............................................................  47
Legal Matters............................................................  49
Experts..................................................................  49
Additional Information...................................................  50
Index to Financial Statements............................................ F-1

                                 ------------

  The Company intends to furnish its stockholders with annual reports containing audited consolidated financial statements and an opinion thereon expressed by its independent auditors, and with quarterly reports for the first three quarters of each fiscal year containing unaudited summary financial information.

  Unless the context requires otherwise, as used in this Prospectus, "Company" and "Travis Boats" refer to Travis Boats & Motors, Inc. and its subsidiaries. The Company's principal executive office is located at 13045 Research Boulevard, Austin, Texas 78750, and its telephone number is (512) 250-8103.

  The trademarks "Travis Boating Center(TM)" and "Travis Edition(TM)" are owned by the Company. All rights are fully reserved. This Prospectus also includes trademarks and trade names of companies other than Travis Boats.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information, including "Risk Factors" and Consolidated Financial Statements and Notes thereto, appearing elsewhere in this Prospectus. Effective September 30, 1995, the Company changed its fiscal year end to September 30; references to the Company's fiscal years prior to such date refer to the Company's fiscal years ended on December 31.

                                  THE COMPANY

  Travis Boats is a leading multi-state superstore retailer of recreational boats, motors, trailers and related marine accessories in the southern United States. The Company currently operates 12 superstores in Texas, Arkansas and Louisiana under the name Travis Boating Center. Founded in 1979 in Austin, Texas, Travis Boats differentiates itself from competitors by providing customers a unique superstore shopping experience that showcases a broad selection of high quality boats, motors, trailers and marine products at firm, clearly posted low prices. Each superstore offers complete customer service and support, including in-house financing programs and full-service repair facilities staffed by factory-trained mechanics.

  The Company sells approximately 40 different models of brand-name fishing, water-skiing and general recreational boats, along with motors, trailers, accessories and related equipment. Personal watercraft, off-shore fishing boats and cabin cruisers are also offered for sale at selected store locations. Boats sold generally range in size from 16 to 23 feet at prices ranging from $7,500 to $23,000 with an average boat purchase price of approximately $12,000. The Company custom designs and pre-packages combinations of popular brand-name boats, such as Aquasport, Cajun and Larson, with Johnson outboard and other motors, trailers and numerous accessories, under its proprietary Travis Edition product line. These signature Travis Edition packages, which account for the vast majority of the Company's total new boat sales, are developed in coordination with the manufacturers and often include distinguishing features and accessories that have historically been unavailable to, or listed as optional by, many competitors. These factors enable the Company to provide the customer with an exceptional product that is conveniently packaged for immediate enjoyment and competitively priced.

  Travis Boats is the largest volume buyer in the United States of Johnson outboard motors from Outboard Marine Corporation and is the largest domestic volume buyer of boats from substantially all of the boat manufacturers it represents. The Company's volume purchasing, design expertise and market knowledge has allowed it to position its own Travis Edition line of brand label recreational boats as a superior value. Unlike most recreational boat dealers, the Company establishes firm, clearly posted prices on Travis Edition packages, generally maintains such prices for an entire season and typically does not engage in promotional discounts or sales. This selling philosophy eliminates customer anxiety associated with bargaining or negotiation and results in prices at or below those generally available from competitors. The Company believes this pricing strategy and low-pressure sales style provide the customer with the comfort and confidence of having received a better boat with more features at a lower price. In the Company's view, this approach has promoted good customer relationships and has enhanced the Company's reputation in the industry as a leading provider of quality and value.

  Travis Boating Center superstores have a distinctive and stylish trade dress accented with deep blue awnings, nautical neon building decoration and expansive glass storefronts. Stores range in size from 6,000 to 33,200 square feet and average approximately 21,000 square feet. Each superstore presents customers with a broad array of boats and over 9,000 parts and accessories in a brightly lit, well-stocked, air-conditioned shopping environment. All boats are typically displayed fully rigged with motor, trailer and a complete accessory package, giving a "ready to take home" impression. A professional service and repair staff operates service bays, providing customers with quality maintenance and repair service. The Company also participates in offsite sales promotions such as regional boat shows, in-the-water sales events on area lakes and various types of parking lot shows in conjunction with large retailers, including Sam's Clubs. These and other offsite shows generate significant sales, marketing exposure and access to a larger and more diverse customer base for nominal incremental cost.

  The recreational boating industry generated approximately $7.7 billion in retail sales of boats, motors, trailers and related accessories in 1995, of which approximately $3.0 billion was generated in the Company's 17-state target market. The boat retailing business is highly fragmented and is characterized by numerous independent retailers, most of which are family owned, operate in only a single market, have annual sales of less than $3.0 million and provide varying degrees of merchandising, professional management and customer service. The Company believes it has better pricing, superior merchandising, broader selection, more sophisticated operating systems and a more consumer-oriented environment than the other independent retailers with which it competes.

  Management believes it is the first to have developed a multi-state, chain superstore merchandising strategy in the retail sales of recreational boats. The Company's objective is to become the dominant retailer of boats, motors, trailers and related marine accessories in the southern United States. The Company's business strategy is to expand its superstore concept, further develop Travis Edition as an identifiable brand in the recreational boating business and build customer awareness through extensive advertising and promotions. This strategy includes expansion into new regional markets, allowing the Company to benefit from geographic diversity and broaden its customer base.

  Travis Boats' growth strategy is to continue increasing sales at existing stores and to expand the current store base by further developing existing markets and entering new markets. Management's strategy for developing new Travis Boating Center locations has three components: (i) acquire existing boat retailers, (ii) acquire and convert compatible facilities and (iii) build new stores. Since 1991, the Company has opened or acquired seven stores in new markets, while increasing average sales per store from $2.7 million to $4.9 million. The Company's 20,000 square foot new store prototype costs approximately $825,000 (excluding the cost of the land), is expected to generate $5.0 million in annual revenues and approximately $250,000 in annual operating contributions to the Company, resulting in a return on invested capital of approximately 30%. New locations established through acquisition typically involve a lower cash investment, yet generate similar sales and operating contributions. Accordingly, acquisitions have historically produced substantially greater returns on invested capital than with new store construction. The Company's expansion strategy is based primarily on acquisitions rather than new store construction, although it will build new stores if judged to be the most efficient means of entering a market. Because of the fragmented nature of the industry, the Company has numerous opportunities to acquire existing facilities and businesses and believes it can continue to make such acquisitions on favorable financial terms.

                                  THE OFFERING

Common Stock Offered by the
 Company..........................  1,312,500 shares
Common Stock Offered by the
 Selling Stockholders.............    437,500 shares
Common Stock Outstanding after the
 Offering.........................  3,996,006 shares(1)
Use of Proceeds...................  Repayment of $14.2 million of principal and interest on certain indebtedness including
                                    revolving lines of credit.
Proposed Nasdaq National Market
 symbol...........................  TRVS

- --------
(1) Excludes (i) 262,500 shares of Common Stock issuable upon the exercise of the Underwriter's over-allotment option, (ii) an aggregate of 133,867 shares of Common Stock issuable upon the exercise of outstanding non-statutory stock options at an exercise price of $5.25 per share and (iii) 200,000 shares of Common Stock reserved for issuance under the Company's 1995 Incentive Plan (the "Incentive Stock Plan"). See "Management--Stock Option Plans and Agreements" and "Underwriting."

- --------------------------------------------------------------------------------

            SUMMARY HISTORICAL CONSOLIDATED FINANCIAL AND STORE DATA (In thousands, except per share and certain store data)

                                                                             TWELVE
                                FISCAL YEAR ENDED             FISCAL YEAR    MONTHS      SIX MONTHS
                                 DECEMBER 31,(1)                 ENDED        ENDED    ENDED MARCH 31,
                         ----------------------------------  SEPTEMBER 30,  DECEMBER   ----------------
                          1991     1992     1993     1994       1995(1)    31, 1995(2)  1995    1996(3)
                         -------  -------  -------  -------  ------------- ----------- -------  -------
CONSOLIDATED STATEMENT
 OF OPERATIONS DATA:
  Net sales............. $13,796  $18,317  $25,757  $37,225     $41,442      $45,006   $16,627  $22,017
  Gross profit..........   3,241    4,193    5,946    8,734      10,306       11,254     3,774    5,571
  Operating income......     698      767    1,270    2,135       3,736        3,007       420    1,007
  Net income............     202      255      596    1,023       2,050        1,408        98      243
  Net income per share.. $  0.08  $  0.10  $  0.23  $  0.39     $  0.76      $  0.53   $  0.04  $  0.09
  Weighted avg. shares
   outstanding..........   2,612    2,612    2,612    2,648       2,684        2,684     2,684    2,684
STORE DATA:
  Stores open at period
   end..................       6        7        7        8          11           12         9       12
  Average sales per
   store(4)............. $ 2,747  $ 3,025  $ 3,679  $ 4,653     $ 4,886      $ 4,946   $ 1,981  $ 2,046
  Percentage increase in
   comparable store
   sales(5).............     4.7%     7.4%    25.6%    28.4%        5.0%        16.0%     22.6%     6.4%

                                                                     MARCH 31, 1996
                                                                  ----------------------
                                                                  ACTUAL  AS ADJUSTED(6)
                                                                  ------  --------------
CONSOLIDATED BALANCE SHEET DATA:
  Working capital..............................................   $ 2,616    $15,980
  Total assets.................................................    41,898     41,898
  Short-term debt, including current maturities of long-term
   debt........................................................    26,216     12,852
  Long-term debt, less current maturities......................     5,397      4,561
  Stockholders' equity.........................................     5,055     19,255

- --------

(1) The Company's fiscal years ended on December 31 in 1991, 1992, 1993 and 1994, and on September 30 in 1995, pursuant to a change adopted in 1995, resulting in a nine-month 1995 fiscal year. The Consolidated Statement of Operations Data for the fiscal years ended December 31, 1993 and 1994 and September 30, 1995 has been derived from the audited consolidated financial statements of the Company. All other financial and store data has been derived from the Company's unaudited consolidated financial statements.

(2) Reflects inclusion of nine-month audited financial statements for the fiscal year ended September 30, 1995 and three-month unaudited financial statements for the quarter ended December 31, 1995, in order to provide a basis for comparing 12 months of operations in 1995 to prior fiscal years.
(3) The operations of Red River Marine, Inc. acquired in September 1995 are included for the 1996 period. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 4 of Notes to Consolidated Financial Statements.
(4) Includes only those stores open for the entire preceding 12-month period.
(5) New stores and upgraded facilities are included in the comparable store base at the beginning of the store's thirteenth complete month of operations.
(6) Adjusted to reflect the issuance and sale of the 1,312,500 shares of Common Stock offered by the Company hereby at an assumed initial public offering price of $12.00 per share and the application of the estimated net proceeds therefrom. See "Use of Proceeds."

  Except as otherwise noted, all information in this Prospectus (i) reflects a 1-for-3 stock dividend to be paid prior to the effective date of this offering and (ii) assumes no exercise of the Underwriters' over-allotment option. See "Capitalization," "Description of Capital Stock" and "Underwriting."

                                 RISK FACTORS

  The discussion in this Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those discussed herein. Factors that could cause or contribute to such differences include, but are not limited to, the factors set forth below, those discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and those discussed elsewhere in this Prospectus. These factors should be considered carefully in evaluating the Company and its business before purchasing the shares of Common Stock offered hereby.

IMPACT OF SEASONALITY AND WEATHER ON OPERATIONS

  The Company's business, as well as the entire recreational boating industry, is highly seasonal. Strong sales typically begin in January with the onset of the public boat and recreation shows, and continue through July. Over the previous five-year period, the average net sales for the quarterly periods ended March 31 and June 30 represented in excess of 27% and 37%, respectively, of the Company's average annual net sales. If, for any reason, the Company's sales were to be substantially below those normally expected during these periods, the Company's business, financial condition and results of operations would be materially and adversely affected. The Company generally realizes significantly lower sales in the quarterly period ending December 31, resulting in operating losses during that quarter.

  The Company's business is also significantly affected by weather patterns which may adversely impact the Company's operating results. For example, drought conditions or merely reduced rainfall levels, as well as excessive rain, may force area lakes to close or render boating dangerous or inconvenient, thereby curtailing customer demand for the Company's products. In addition, unseasonably cool weather and prolonged winter conditions may lead to a shorter selling season in certain locations. Although the Company's geographic expansion has reduced, and is expected to continue to reduce, the overall impact on the Company of adverse weather conditions in any one market area, such conditions will continue to represent potential, material adverse risks to the Company and its future financial performance. Due to the foregoing factors, among others, the Company's operating results in some future quarters may be below the expectations of stock market analysts and investors. In such event, there could be an immediate and significant adverse effect on the trading price of the Common Stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business-- Seasonality."

IMPACT OF GENERAL ECONOMIC CONDITIONS AND DISCRETIONARY CONSUMER SPENDING

  The Company's operations are dependent upon a number of factors relating to or affecting consumer spending. The Company's operations may be adversely affected by unfavorable local, regional or national economic developments or uncertainties regarding future economic prospects that reduce consumer spending in the markets served by the Company's stores. Consumer spending on non-essential goods such as recreational boats can also be adversely affected due to declines in consumer confidence levels, even if prevailing economic conditions are positive. In an economic downturn, consumer discretionary spending levels are also reduced, often resulting in disproportionately large declines in the sale of high-dollar items such as recreational boats. For example, during the Company's 1988-1990 fiscal years, the Texas economy was severely depressed due to declines in the financial, oil and gas and real estate markets. While the Company remained profitable during these periods, its operating performance declined. There can be no assurance that a similar economic downturn might not recur in Texas or any other market or that the Company could remain profitable during any such period. In fact, the State of Texas and other southern states are currently experiencing severe drought conditions which, in addition to causing potential restrictions on boating activities on certain area lakes, are expected to materially and adversely impact the regional economies of the affected states. There can be no assurance that these drought conditions in the regional markets served by the Company will not have a material adverse effect on the operations of certain of the Company's locations and, accordingly, the Company's business, financial condition and results of operations. Similarly, rising interest rates could have a negative impact on consumers' ability or willingness to obtain financing from third-party lenders, which could also adversely affect the ability of the

Company to sell its products. Changes in federal and state tax laws including, without limitation, the imposition or proposed adoption of luxury or similar taxes on certain consumer products, also influence consumers' decision to purchase products offered by the Company and could have a negative effect on the Company's sales. Local influences such as corporate downsizing, military base closings and the Mexican peso devaluation have adversely affected and may continue to influence the Company's operations in certain markets. See "Business--Recreational Boating Industry."

DEPENDENCE UPON EXPANSION

  A significant portion of the Company's growth has resulted from, and will continue to be increasingly dependent upon, the addition of new stores and continued sales and profitability from existing stores. Since October 1991, at which time the Company operated five stores in Texas, the Company has opened or acquired seven new store locations in Texas, Arkansas and Louisiana. During the time period of fiscal 1991 through fiscal 1995, these new stores collectively accounted for approximately 32% of the Company's aggregate net sales and approximately 43% of aggregate pre-tax income. Comparable store sales increased 16% in calendar 1995 and 28% in fiscal 1994. Recent rates of comparable store sales and net income growth are not necessarily indicative of the comparable store performance that may be achieved by the Company in the foreseeable future.

  The Company intends to continue to pursue a strategy of growth into new markets through acquiring existing boat retailers, converting compatible facilities to Travis Boating Centers and building new store facilities. Accomplishing these goals for expansion will depend upon a number of general factors, including the identification of new markets in which the Company can obtain approval to sell its existing or substantially similar product lines, the Company's financial capabilities, the hiring, training and retention of qualified personnel and the timely integration of new stores into existing operations. The acquisition strategy will further depend upon the Company's ability to locate suitable acquisition candidates at a reasonable cost and to dispose, timely and effectively, of the acquired entity's remaining inventory, as well as the ability of the Company to sell its Travis Edition product line to the customer base of the previous owner. There can be no assurance that the Company can identify suitable acquisition candidates or complete acquisitions on terms and conditions favorable to the Company.

  The strategy of growth through conversion of compatible facilities to Travis Boating Centers or the construction of new Travis Boating Centers will further depend upon the Company's ability (i) to locate and construct suitable facilities at a reasonable cost in those new markets in which the Company believes it can obtain adequate market penetration at standard operating margins without the acquisition of an existing dealer, (ii) to obtain the reliable data necessary to determine the size and product preferences of such potential markets and (iii) to introduce successfully its Travis Edition line. There can be no assurance that the Company will be able to open and operate new stores on a timely or profitable basis. Moreover, the costs associated with opening such stores may adversely affect the Company's profitability. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Growth Strategy."

MANAGEMENT OF GROWTH

  The Company has undergone a period of rapid growth. Management has expended and expects to continue to expend significant time and effort in acquiring and opening new stores. There can be no assurance that the Company's systems, procedures and controls will be adequate to support the Company's expanding operations. The inability of the Company to manage its growth properly could have a material adverse effect on the Company's business, financial condition and results of operations.

  The Company has recently deployed a new management information system to improve its ability to monitor and manage its geographically dispersed stores. As of the date of this Prospectus, this system is operational in nine of the Company's 12 stores. Although the Company believes this system will be operational in all stores in fiscal 1997, there can be no assurance that this goal can be achieved, that the system will function as planned or that the system can be integrated smoothly with new store openings and acquisitions.

  The Company's planned growth will also impose significant added responsibilities on members of senior management, including the need to identify, recruit and integrate new senior level managers, and the ability to maintain or expand Travis Edition's and Travis Boating Center's successful appeal to consumers. There is no assurance that any additions to management can be readily and successfully achieved or that the Company will be able to continue to grow its business. See "Business--Business Strategy" and "--Growth Strategy."

RELIANCE ON MANUFACTURERS AND OTHER KEY VENDORS

  The Company's success is dependent upon its relationship with, and favorable pricing arrangements from, a limited number of major manufacturers. In the event these arrangements were to change or terminate for any reason, including changes in competitive, regulatory or marketing practices, the Company's business, financial condition and results of operations could be adversely affected.

  As is typical in the industry, the Company deals with each of its manufacturers pursuant to an annually renewable, non-exclusive, dealer agreement that does not contain any contractual provisions concerning product pricing or required purchasing levels. Pricing is generally established on a model year basis, but is subject to change at the manufacturer's sole discretion.

  The Company purchased 100% of its new outboard motors in 1995 from Outboard Marine Corporation ("OMC"), the manufacturer of Johnson outboard motors. Unlike the Company's other dealer agreements, the Company's agreement with OMC is multi-year in nature. This agreement, which is in the first of three years, sets forth an established discount level from the then prevailing dealer net price over the entire term of the agreement. This dealer agreement may be canceled by either party if the volume of product purchased or available to be purchased is not maintained at pre-established levels. If the Company's contract with OMC were canceled or modified, it could have a material adverse effect on the Company's business, financial condition and results of operations.

  Approximately 20.1% of the Company's net purchases in fiscal 1995 were from a single boat supplier. The Company also currently purchases a high percentage of the annual production of a limited number of boat manufacturers. To ensure adequate inventory levels to support the Company's expansion, it may be necessary for such manufacturers to increase production levels or allocate a greater percentage of their production to the Company. In the event that the operations of the Company's manufacturers were interrupted or discontinued, the Company could experience temporary inventory shortfalls, or disruptions or delays with respect to any unfilled purchase orders then outstanding. Although the Company believes that adequate alternate sources would be available that could replace a manufacturer as a product resource, there can be no assurance that such alternate sources will be available at the time of any such interruption or that alternative products will be available at comparable quality and prices. The unanticipated failure of any manufacturer or supplier to meet the Company's requirements with regard to volume or design specifications, the Company's inability to locate acceptable alternative manufacturers or suppliers, the Company's failure to have dealer agreements renewed or to meet certain volume requirements with regard to purchasing, or any substantial increase in the manufacturer's pricing to the Company, could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Operations."

LIMITATIONS TO MARKET ENTRY

  Under certain of its dealer agreements, the Company must obtain permission from its manufacturers to sell products in new markets. While the Company has received permission to sell Johnson motors and various boat lines in its immediate expansion markets, manufacturers have not granted such permission to the Company in each of its broader target markets. While the Company believes it can sell products of other manufacturers in new markets, there can be no assurance that all of the Company's current manufacturers will grant permission for the Company to sell in new markets, or if unable to obtain such permission, that the Company can obtain suitable alternative sources of supply.

  Unlike other states the Company has targeted for expansion, the State of Oklahoma has restrictions on the location of competing marine dealers that limit the ability of new entrants in the retail boat industry to compete in Oklahoma. There can be no assurance that other states will not pass similar or other restrictions limiting new competition. See "Business--Operations."

COMPETITION

  The Company operates in a highly competitive environment. In addition to facing competition generally from businesses seeking to attract discretionary spending dollars, the recreational boat industry itself is highly fragmented, resulting in intense competition for customers, access to quality products, access to boat show space in new markets and suitable store locations. The Company relies heavily on boat shows to generate sales. If the Company is impeded in its ability to participate in boat shows in its existing or targeted markets, it could have a material adverse effect on the Company's business, financial condition and results of operations.

  The Company competes primarily with single location boat dealers and, to a lesser degree, with national specialty marine stores, catalog retailers, sporting goods stores and mass merchants, particularly with respect to parts and accessories. Dealer competition continues to increase based on the quality of available products, the price and value of the products and attention to customer service. There is significant competition both within markets currently being served by the Company and in new markets into which the Company plans to enter. The Company competes in each of its markets with retailers of brands of boats and motors not sold by the Company in that market. Management believes that a trend in the industry is for manufacturers to include more features as standard equipment on boats and for dealers to offer packages comparable to those offered by the Company as its Travis Edition lines. In addition, several of the Company's competitors, especially those selling boating accessories, are large national or regional chains that have substantially greater financial, marketing and other resources than the Company. There can be no assurance that the Company will be able to compete successfully in the retail marine industry in the future. See "Business-- Competition."

INCOME FROM FINANCING, INSURANCE AND EXTENDED SERVICE CONTRACTS

  A substantial portion of the Company's income results from the origination and placement of customer financing and the sale of insurance products and extended service contracts (collectively, "F&I Products"), the most significant component of which is the income resulting from the Company's origination of customer financing. For example, during calendar 1995, F&I Products accounted for approximately 3.5% of gross revenues and approximately 14.2% of gross profit. The Company's lenders may choose to pursue this business directly, rather than through intermediaries such as the Company. Moreover, lenders may impose terms in their boat financing arrangements with the Company that may be materially unfavorable to the Company or its customers. For these and other reasons, the Company could experience a significant reduction in income resulting from reduced demand for its customer financing programs. In addition, if profit margins are reduced on sales of F&I Products, or if these products are no longer available, it would have a material adverse effect on the Company's business, financial condition and results of operations. Furthermore, under optional extended service contracts with customers, the Company may experience significant breach of warranty claims that may, in the aggregate, be material to the Company's business. See "Business--Operations--F&I Products."

AVAILABILITY OF FINANCING

  The Company currently has significant floor plan and other inventory lines of credit from financial institutions and other lenders, which the Company believes reflect competitive terms and conditions. While the Company believes it will continue to obtain comparable financing from these or other lenders, there can be no assurance that such financing will be available to the Company. The failure to obtain sufficient financing on favorable terms and conditions could have a material adverse effect on the business, financial condition and results of operations of the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Liquidity and Capital Resources."

DEPENDENCE ON KEY PERSONNEL

  The Company believes its success depends, in large part, upon the continued services of key management personnel, including Mark T. Walton, Chairman of the Board and President; Ronnie L. Spradling, Executive Vice President--New Store Development; and Michael B. Perrine, Chief Financial Officer, Secretary and Treasurer; and other key employees. Although the Company has employment agreements through TBC Management, Ltd. (an affiliated partnership of the Company) with each of Messrs. Walton, Spradling and Perrine expiring in June 1999, the loss of any of these individuals could materially and adversely affect the Company, including its business expansion plans. The Company maintains and is the beneficiary of key-man life insurance policies on Messrs. Walton and Perrine in the amount of $1.0 million each, and on Mr. Spradling in the amount of $500,000. See "Management."

PRODUCT AND SERVICE LIABILITY RISKS

  Products sold or serviced by the Company may expose it to potential liability for personal injury or property damage claims relating to the use of those products. Additionally, as a result of the Company's activities in custom packaging its Travis Edition lines, the Company may be included as a defendant in product liability claims relating to defects in manufacture or design. Historically, the resolution of product liability claims has not materially affected the Company's business. The Company generally requires manufacturers from which it purchases products to supply proof of product liability insurance. Although the Company maintains third-party product liability insurance that it believes to be adequate, there can be no assurance that the Company will not experience legal claims in excess of its insurance coverage, or claims that are ultimately not covered by insurance. Furthermore, if any significant claims are made against the Company, the Company's business, financial condition and results of operations may be adversely affected by related negative publicity. See "Business--Product Liability."

IMPACT OF ENVIRONMENTAL AND OTHER REGULATORY ISSUES

  On October 31, 1994, the U.S. Environmental Protection Agency ("EPA") announced proposed emissions regulations for outboard marine motors. The proposed regulations would require a 75% average reduction in hydrocarbon emissions for outboard motors and set standards for carbon monoxide and nitrogen oxide emissions as well. Under the proposed regulations, manufacturers would begin phasing in low emission models in 1998 and have nine years to achieve full compliance. The EPA estimates that its proposed regulations, if enacted, will result in an increase in the average price of an outboard marine motor of $700 after full implementation of the regulations in the year 2006. Costs of comparable new models, if materially more expensive than previous models, or the manufacturer's inability to comply with EPA requirements, could have a material adverse effect on the Company's business, financial condition and results of operations.

  The Company, in the ordinary course of its business, is required to dispose of certain waste products that are regulated by state or federal agencies. These products include waste motor oil, tires, batteries and certain paints. It is the Company's policy to use appropriately licensed waste disposal firms to handle this refuse. If there were improper disposal of these products, it could result in potential liability for the Company. Although the Company does not own or operate any underground petroleum storage tanks, it currently maintains one above-ground tank, which is subject to registration, testing and governmental regulation.

  Additionally, certain states have required or are considering requiring a license in order to operate a recreational boat. While such licensing requirements are not expected to be unduly restrictive, regulations may discourage potential first-time buyers, thereby limiting future sales, which could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Environmental and Other Regulatory Issues."

CONTROL BY OFFICERS AND DIRECTORS

  Upon completion of this offering, the executive officers and directors of the Company will own approximately 52.7% of the issued and outstanding shares of the Company's Common Stock (49.5% if the

Underwriters' over-allotment is exercised in full). As a result of such ownership, such officers and directors will have the power effectively to control the Company, including the election of directors, the determination of matters requiring stockholder approval and other matters pertaining to corporate governance. See "Principal and Selling Stockholders."

NO PRIOR MARKET AND POSSIBLE VOLATILITY OF STOCK PRICE

  There has been no public trading market for the Company's Common Stock prior to this offering. The initial public offering price of the Common Stock will be determined through negotiations between the Company and the Representatives of the Underwriters. There can be no assurance that an active trading market will develop and continue after completion of this offering or that the market price of the Common Stock will not decline below the initial public offering price. It is anticipated that there will be limited float in the market due to the relatively low number of shares to be offered to the public and consequently, fluctuations in the market price for the Common Stock could be significant. Recent market conditions for newly public companies, as well as the Company's quarterly variations in operating results due to seasonality and other factors, are likely to result in significant fluctuations in the market price for the Common Stock. Future announcements concerning the Company or its competitors, including government regulations, litigation or changes in earnings estimates or descriptive materials published by analysts, may also cause the market price of the Common Stock to fluctuate substantially. These fluctuations, as well as general economic, political and market conditions, such as recessions, may adversely affect the market price of the Common Stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Underwriting."

IMMEDIATE AND SUBSTANTIAL DILUTION

  Assuming an offering price per share of $12.00, purchasers of the Common Stock in this offering will experience immediate and substantial dilution in pro forma net tangible book value of the Common Stock of $7.46, or 62.2%, per share. See "Dilution."

DIVIDEND POLICY

  The Company has never declared or paid cash dividends on its Common Stock and does not anticipate paying cash dividends in the foreseeable future. Moreover, the Company's financing covenants under certain of the Company's current loan agreements restrict the Company's ability to pay dividends. See "Dividend Policy."

SHARES ELIGIBLE FOR FUTURE SALE

  Sales of substantial amounts of the Company's Common Stock in the public market after this offering, or the perception that such sales may occur, could have a material adverse effect on the market price of the Common Stock. The Company, its officers and directors and certain stockholders, holding, in the aggregate, 2,683,506 shares of Common Stock prior to the offering, have agreed that they will not, directly or indirectly, offer, sell, grant any option to purchase or otherwise dispose of any shares of Common Stock of the Company or any securities convertible or exchangeable therefor, for a period of 180 days after the date of this Prospectus without the prior written consent of Robertson, Stephens & Company. Of the 3,996,006 shares of Common Stock to be outstanding after the offering (4,258,506 shares if the Underwriters' over-allotment option is exercised in full), the 1,750,000 shares of Common Stock being offered hereby (2,012,500 shares if the Underwriters' over-allotment option is exercised in full) will be freely tradeable without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act"); and 2,246,006 shares will become eligible for sale pursuant to Rule 144 ("Rule 144") under the Securities Act upon expiration of the 180-day period. Furthermore, the Company intends, 90 days after the closing of the offering, to register 200,000 shares of Common Stock reserved for issuance to its employees, directors and consultants upon exercise of options available for grant under the Incentive Stock Plan and 133,867 shares of Common Stock that may be purchased under the Option Agreements (as hereinafter defined). No prediction can be made as to the effect, if any, that future sales of shares, or the availability of shares for future sale, will have on the market price of the Common Stock prevailing from time to time. See "Management--Stock Option Plans and Agreements," "Principal and Selling Stockholders" and "Shares Eligible for Future Sale."

ANTI-TAKEOVER EFFECT OF ARTICLES AND BYLAW PROVISIONS

  The Company's Articles of Incorporation provide that up to 1,000,000 shares of preferred stock may be issued by the Company from time to time in one or more series. The Board of Directors is authorized to determine the rights, preferences, privileges and restrictions granted to and imposed upon any unissued series of preferred stock and to fix the number of shares of any series of preferred stock and the designation of any such series, without any vote or action by the Company's stockholders. The Board of Directors may authorize and issue preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of Common Stock. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of the Company. The Company's Articles of Incorporation also allow the Board of Directors to fix the number of directors in the Bylaws with no minimum or maximum number of directors required. The Company's Bylaws currently provide that the Board of Directors shall be divided into three classes of two or three directors each, with each class elected for three-year terms expiring in successive years. The effect of these provisions may be to delay or prevent a tender offer or takeover attempt that a stockholder might consider to be in the stockholder's best interest, including attempts that might result in a premium over the market price for the shares held by the stockholders. See "Management" and "Description of Capital Stock--Anti-Takeover Provisions."

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the 1,312,500 shares of Common Stock offered by the Company hereby (net of underwriting discounts and commissions and estimated offering expenses) are estimated to be approximately $14.2 million, assuming an initial public offering price of $12.00 per share. The Company will not receive any proceeds from the sale of shares of Common Stock by the Selling Stockholders.

  The Company intends to use the net proceeds to repay the following outstanding bank and other indebtedness: (i) approximately $13.2 million to reduce floor plan and other inventory revolving lines of credit payable to commercial banks, bearing interest at a floating rate of prime plus 0.25% to 1.0%, and maturing in July and August 1996; (ii) $211,622 to repay a mortgage note payable to an unaffiliated individual, bearing interest at 10.5% and maturing in September 2000; and (iii) approximately $750,000 to repay indebtedness incurred in connection with the acquisition of Red River Marine, Inc. and Red River Marine, Inc. #2 in Arkansas in September 1995, which consists of two notes, bearing interest at 8.75% and maturing in November 1997 and November 2002, respectively.

  The Company plans to use reborrowings under its revolving lines of credit for general corporate purposes, including working capital, expansion into new markets and for financing of possible acquisitions. Although the Company constantly evaluates acquisition opportunities, there currently are no agreements with respect to any acquisitions. See "Risk Factors--Dependence Upon Expansion" and "Business--Growth Strategy."

                                DIVIDEND POLICY

  The Company has never declared or paid cash dividends on its Common Stock and presently has no plans to do so. Any change in the Company's dividend policy will be at the sole discretion of the Board of Directors and will depend on the Company's profitability, financial condition, capital needs, future loan covenants, general economic conditions, future prospects and other factors deemed relevant by the Board of Directors. The Company currently intends to retain earnings for use in the operation and expansion of the Company's business and does not anticipate paying cash dividends in the foreseeable future. Certain covenants contained in the Company's loan agreements effectively restrict the payment of any dividends without the lender's prior consent. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

                                CAPITALIZATION

  The following table sets forth the consolidated short-term debt and capitalization of the Company at March 31, 1996, and as adjusted to give effect to the sale of the 1,312,500 shares of Common Stock offered by the Company at an assumed initial public offering price of $12.00 per share after deducting underwriting discounts and commissions and estimated offering expenses and the application of the estimated net proceeds therefrom. See "Use of Proceeds." This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Consolidated Financial Statements and Notes thereto included elsewhere herein.

                                                              MARCH 31, 1996
                                                            -------------------
                                                            ACTUAL  AS ADJUSTED
                                                            ------- -----------
                                                              (In thousands)
Short-term debt, including current maturities of long-term
 debt...................................................... $26,216   $12,852
                                                            =======   =======
Long-term debt, less current maturities.................... $ 5,397   $ 4,561
Stockholders' equity:
  Serial preferred stock, $.01 par value, 1,000,000 shares
   authorized; none issued or outstanding..................   --        --
  Common stock, $.01 par value, 50,000,000 shares autho-
   rized, 2,683,506 issued and outstanding; 3,996,006 is-
   sued and outstanding as adjusted(1).....................      27        40
  Additional paid-in capital...............................     139    14,326
  Retained earnings........................................   4,889     4,889
                                                            -------   -------
   Total stockholders' equity..............................   5,055    19,255
                                                            -------   -------
    Total capitalization................................... $10,452   $23,652
                                                            =======   =======

- --------
(1) Excludes (i) an aggregate of 133,867 shares of Common Stock issuable upon the exercise of outstanding non-statutory stock options at an exercise price of $5.25 per share and (ii) 200,000 shares of Common Stock reserved for issuance under the Company's Incentive Stock Plan. See "Management-- Stock Option Plans and Agreements."

                                   DILUTION

  At March 31, 1996, the net tangible book value of the Company was approximately $4.0 million or $1.40 per share of Common Stock. "Net tangible book value per share" represents the amount of the Company's total tangible assets less total liabilities, divided by the number of shares of Common Stock outstanding.

  Dilution in net tangible book value per share represents the difference between the amount paid by purchasers of shares of Common Stock in this offering and the net tangible book value per share of Common Stock immediately after completion of this offering. After giving effect to the sale by the Company of 1,312,500 shares of Common Stock offered hereby at an assumed initial public offering price of $12.00 per share (the midpoint of the estimated public offering price range), and after deducting estimated underwriting discounts and commissions and offering expenses, the net tangible book value of the Company at March 31, 1996 would have been approximately $18.2 million or $4.40 per share. This amount represents an immediate increase in net tangible book value of $3.00 per share of Common Stock to existing stockholders and an immediate dilution in net tangible book value of $7.60 per share to purchasers of Common Stock in the offering as illustrated in the following table:

   Assumed initial public offering price per share................       $12.00
    Net tangible book value per share at March 31, 1996........... $1.40
    Increase per share attributable to the new investors..........  3.00
                                                                   -----
   Net tangible book value per share after this offering..........         4.40
                                                                         ------
   Dilution of net tangible book value per share to new invest-
    ors...........................................................       $ 7.60
                                                                         ======

  The following table sets forth since March 31, 1991, the number of shares of Common Stock purchased from the Company, the total consideration and the average consideration per share paid by the stockholders and to be paid by new investors purchasing shares of Common Stock in this offering assuming an initial public offering price of $12.00 per share:

                            SHARES PURCHASED  TOTAL CONSIDERATION
                            ----------------- ------------------- AVERAGE PRICE
                             NUMBER   PERCENT   AMOUNT    PERCENT   PER SHARE
                            --------- ------- ----------- ------- -------------
Existing stockholders(1)...   257,302   16.4% $   848,406    5.1%    $ 3.30
New investors.............. 1,312,500   83.6%  15,750,000   94.9%     12.00
                            ---------  -----  -----------  -----
  Total.................... 1,569,802  100.0% $16,598,406  100.0%
                            =========  =====  ===========  =====

- --------

(1) Includes an aggregate of 133,867 shares of Common Stock issuable upon the exercise of outstanding non-statutory stock options at an exercise price of $5.25 per share. Excludes 200,000 shares reserved for issuance under the Company's Incentive Stock Plan. See "Management--Stock Option Plans and Agreements." To the extent outstanding stock options are exercised, there will be additional dilution to new investors.

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The selected consolidated financial data presented below as of and for the year ended December 31, 1994 and as of and for the nine months ended September 30, 1995 comprising fiscal 1995 was derived from the Company's consolidated financial statements, which were audited by Ernst & Young LLP, independent auditors, whose report with respect thereto, together with such consolidated financial statements, appear elsewhere herein. The selected consolidated financial data presented below as of and for the year ended December 31, 1993 was derived from the Company's consolidated financial statements, which were audited by Devona Jeffery, L.L.C., independent auditors, whose report with respect thereto, together with such consolidated financial statements, appear elsewhere herein. The selected consolidated financial data presented below as of and for the years ended December 31, 1991 and 1992, and as of and for the six-month periods ended March 31, 1995 and 1996, was derived from unaudited consolidated financial statements (which, with respect to the 1991 and 1992 fiscal years, are not presented herein). In the opinion of management of the Company, the unaudited consolidated financial statements include all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the financial information included herein. The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Consolidated Financial Statements and related Notes thereto appearing elsewhere in this Prospectus.

                                                                                                SIX MONTHS
                                                                   FISCAL YEAR  TWELVE MONTHS      ENDED
                           FISCAL YEAR ENDED DECEMBER 31,(1)          ENDED         ENDED        MARCH 31,
                          --------------------------------------  SEPTEMBER 30, DECEMBER 31,  ----------------
                            1991      1992      1993      1994       1995(1)       1995(2)     1995    1996(3)
                          --------  --------  --------  --------  ------------- ------------- -------  -------
                                      (In thousands, except per share and certain store data)
CONSOLIDATED STATEMENT
 OF OPERATIONS DATA:
 Net sales..............  $ 13,796  $ 18,317  $ 25,757  $ 37,225     $41,442       $45,006    $16,627  $22,017
 Gross profit...........     3,241     4,193     5,946     8,734      10,306        11,254      3,774    5,571
 Selling, general and
  administrative
  expenses..............     2,443     3,293     4,496     6,333       6,353         7,904      3,217    4,302
 Operating income.......       698       767     1,270     2,135       3,736         3,007        420    1,007
 Interest expense.......       538       462       449       629         670           946        371      669
 Net income.............       202       255       596     1,023       2,050         1,408         98      243
 Net income per share...  $   0.08  $   0.10  $   0.23  $   0.39     $  0.76       $  0.53    $  0.04  $  0.09
 Weighted avg. shares
  outstanding...........     2,612     2,612     2,612     2,648       2,684         2,684      2,684    2,684
STORE DATA:
 Stores open at period
  end...................         6         7         7         8          11            12          9       12
 Average sales per
  store(4)..............  $  2,747  $  3,025  $  3,679  $  4,653     $ 4,886       $ 4,946    $ 1,981  $ 2,046
 Percentage increase in
  comparable store
  sales(5)..............       4.7%      7.4%     25.6%     28.4%        5.0%         16.0%      22.6%     6.4%

                                DECEMBER 31,
                          ------------------------- SEPTEMBER 30, DECEMBER 31, MARCH 31,
                          1991  1992   1993   1994      1995          1995       1996
                          ----- ----- ------ ------ ------------- ------------ ---------
                                                    (In thousands)
CONSOLIDATED BALANCE
 SHEET DATA:
 Cash and cash
  equivalents...........  $ 187 $ 104 $  139 $  259    $  996        $  673     $  665
 Working capital........    291   874     11  1,866     2,808         1,855      2,616
 Total assets...........  7,489 9,727 14,088 17,434    23,357        35,590     41,898
 Short-term debt,
  including current
  maturities of long-
  term debt.............  5,119 6,798 10,608 10,977    11,443        24,776     26,216
 Long-term debt less
  current maturities....    915 1,538  1,013  2,588     4,876         5,426      5,397
 Stockholders' equity...    658   814  1,485  2,562     4,812         4,097      5,055

- --------

(1) The Company's fiscal years ended on December 31 in 1991, 1992, 1993 and 1994, and on September 30 in 1995, pursuant to a change adopted in 1995, resulting in a nine-month 1995 fiscal year. The Consolidated Statement of Operations Data for the fiscal years ended December 31, 1993 and 1994 and September 30, 1995 has been derived from the consolidated financial statements of the Company. All other financial and store data has been derived from the Company's unaudited consolidated financial statements.

(2) Reflects inclusion of nine-month audited financial statements for the fiscal year ended September 30, 1995 and three-month unaudited financial statements for the quarter ended December 31, 1995, in order to provide a basis for comparing 12 months of operations in 1995 to prior fiscal years.
(3) The operations of Red River Marine, Inc. acquired in September 1995 are included for the 1996 period. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 4 of Notes to Consolidated Financial Statements.
(4) Includes only those stores open for the entire preceding 12-month period.
(5) New stores or upgraded facilities are included in the comparable store base at the beginning of the store's thirteenth complete month of operations.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The discussion in this section of the Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those discussed herein. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in this section, those discussed in "Risk Factors" and those discussed elsewhere in this Prospectus.

OVERVIEW

  Travis Boats is a leading multi-state superstore retailer of recreational boats, motors, trailers and related marine accessories in the southern United States. The Company, which currently operates 12 superstores under the name Travis Boating Center in Texas, Arkansas and Louisiana, differentiates itself from competitors by providing customers a unique superstore shopping experience that showcases a broad selection of high quality boats, motors, trailers and related marine accessories at firm, clearly posted low prices. Each superstore also offers complete customer service and support, including in-house financing programs and full-service repair facilities staffed by factory-trained mechanics.

  The Company was founded and opened its initial store in Austin, Texas in 1979. During the 1980's, the Company expanded into San Antonio, Texas with the construction of a new store facility. The Company subsequently made acquisitions of boat retailers operating within the Texas markets of Midland, Dallas and Abilene. It was during this initial period of expansion that the Company began developing the systems necessary to manage a multi-store operation and leveraging the economies of scale associated with volume purchasing. The Company's success in these areas led to the Travis Edition packaging concept and the Company's pricing philosophy. Since 1991, the Company has opened or acquired seven stores in new markets, while increasing average sales per store from $2.7 million to $4.9 million. New store openings, existing store sales increases and acquisitions have increased net sales to $41.4 million for the nine-month period comprising fiscal 1995 from $13.8 million in fiscal 1991, with net income having increased to $2.1 million from approximately $202,000 over the same period.

  The Company acquired substantially all of the assets of Red River Marine, Inc. ("Red River Marine") on September 20, 1995. Red River Marine, a leading boat retailer in Arkansas, operates stores in the resort communities of Hot Springs and Heber Springs. The Company also acquired substantially all of the assets of Clay's Boats & Motors, Inc., the operator of a single store location in New Iberia, Louisiana, on December 1, 1995. The results of operations of Red River Marine and Clay's Boats & Motors from their respective acquisition dates through March 31, 1996 are included in the discussion below.

  The Company's business, as well as the sales demand for various types of boats, tends to be highly seasonal. See "--Quarterly Data and Seasonality."

  Effective September 30, 1995, the Company elected to change its fiscal year end from December 31 to September 30. This change was made to establish a fiscal year that more closely conforms to the business cycle of the Company. The following discussion compares fiscal year 1994 to calendar year 1995, which reflects the inclusion of nine-month audited consolidated financial statements for the fiscal year ended September 30, 1995 and three-month unaudited consolidated financial statements for the quarter ended December 31, 1995 in order to provide a basis for comparing 12 months of operations. See "--Quarterly Data and Seasonality."

  The following discussion and analysis of financial condition and results of operations of the Company should be read in conjunction with the Consolidated Financial Statements of the Company, including the related Notes thereto, appearing elsewhere in this Prospectus.

RESULTS OF OPERATIONS

  The following table sets forth for the periods indicated certain financial data as a percentage of net sales:

                            FISCAL YEARS ENDED
                         ---------------------------                   SIX MONTHS
                          DECEMBER                                        ENDED
                             31,       SEPTEMBER 30,   TWELVE MONTHS    MARCH 31,
                         ------------  -------------       ENDED       ------------
                         1993   1994       1995      DECEMBER 31, 1995 1995   1996
                         -----  -----  ------------- ----------------- -----  -----
Net sales............... 100.0% 100.0%     100.0%          100.0%      100.0% 100.0%
Costs of goods sold.....  76.9   76.5       75.1            75.0        77.3   74.7
                         -----  -----      -----           -----       -----  -----
Gross profit............  23.1   23.5       24.9            25.0        22.7   25.3
Selling, general and
 administrative
 expenses...............  17.5   17.0       15.3            17.6        19.4   19.5
Operating income........   4.9    5.7        9.0             6.7         2.5    4.6
Interest expense........   1.7    1.7        1.6             2.1         2.2    3.0
Other income............   0.3    0.2        0.3             0.0         0.7    0.1
                         -----  -----      -----           -----       -----  -----
Income before income
 taxes..................   3.5    4.2        7.7             4.9         1.0    1.7
Income tax expense......   1.2    1.5        2.8             1.9         0.4    0.6
                         -----  -----      -----           -----       -----  -----
Net income..............   2.3%   2.7%       4.9%            3.1%        0.6%   1.1%
                         =====  =====      =====           =====       =====  =====

SIX MONTHS ENDED MARCH 31, 1996 COMPARED TO SIX MONTHS ENDED MARCH 31, 1995

  Net sales. Net sales increased by 32.5% to $22.0 million in the six months ended March 31, 1996 from $16.6 million in the six months ended March 31, 1995. Of this increase, $560,000 was attributable to 6.4% growth in comparable store sales and $4.8 million resulted from sales by store locations that were built, upgraded or acquired subsequent to March 31, 1995 and therefore were not yet includable in comparable store sales. Net sales benefitted from general growth in overall store sales volume, the Company's participation in additional season-opening boat shows and a new sales program featuring weekend sales shows in the parking lots of local Sam's Clubs. The Sam's program was initiated in late 1995. Included within net sales is revenue that the Company earns related to F&I Products. The Company, through relationships with various national and local lenders, is able to place financing for its customers' boating purchases. These lenders allow the Company to "sell" the loan at a rate higher than a minimum rate established by each such lender and the Company earns fees based on the percentage increase in the loan rate over the lender's minimum rate. The Company sells these loans without recourse except that in certain instances the Company must return the fees earned if the customer repays the loan or defaults in the first 120-180 days. The Company also sells, as a broker, certain types of insurance (property/casualty, credit life, disability) and extended service contracts. The Company may also sell these products at amounts over a minimum established cost and earn income based upon the profit over the minimum established cost. Net sales attributable to F&I Products increased by 133% to $951,000 in the six months ended March 31, 1996 from $408,000 in the six months ended March 31, 1995.

  Gross profit. Gross profit increased by 47.4% to $5.6 million in the six months ended March 31, 1996 from $3.8 million in the six months ended March 31, 1995. Gross profit as a percent of sales increased to 25.3% in the six months ended March 31, 1996 from 22.7% in the six months ended March 31, 1995.

  Increased net sales attributable to F&I Products contributed $951,000, or 17.1%, of total gross profit for the six months ended March 31, 1996, as compared to $408,000, or 10.7%, of total gross profit for the six months ended March 31, 1995. This improvement was primarily due to higher net spreads achieved in the placement of customer financing, as well as overall increases in the percentage of customers buying these products (which is referred to herein as "sell-through"). Net sales attributable to F&I Products are reported on a net basis and therefore all of such sales contribute directly to the Company's gross profit. The costs associated with the sale of F&I Products are included in selling, general and administrative expenses.

  Selling, general and administrative expenses. Selling, general and administrative expenses increased by 34.4% to $4.3 million for the six months ended March 31, 1996 from $3.2 million for the six months ended March 31, 1995. Selling, general and administrative expenses as a percent of net sales increased to 19.5% for the six months ended March 31, 1996 from 19.4% for the six months ended March 31, 1995. The increase in selling, general and administrative expenses, both in terms of dollars and as a percent of net sales, was primarily attributable to increased expenses associated with the operation of a larger store network, the Company's participation in additional season-opening boat shows and the expenses related to the implementation of the Company's management information system in three stores acquired in the latter part of 1995. Selling, general and administrative expenses as a percent of net sales are typically at the highest levels during the quarters ended December 31 and March 31 because of the Company's fixed overhead expenses and the seasonal nature of its annual sales. See "--Quarterly Data and Seasonality."

  Interest expense. Interest expense increased by 80.3% to $669,000 in the six months ended March 31, 1996 from $371,000 in the six months ended March 31, 1995. This resulted in an increase in interest expense as a percent of net sales to 3.0% in the 1996 period from 2.2% in the 1995 period. The increase was primarily the result of the additional debt incurred in the acquisition of Red River Marine as well as higher balances on the Company's floor plan lines of credit necessary to support inventory requirements for additional stores and projected increases in net sales.

  Net income. Net income increased by 148% to $243,000 in the six months ended March 31, 1996 from $98,000 in the six months ended March 31, 1995. Net income as a percent of sales increased to 1.1% from 0.6% during the same periods. Net income attributable to F&I Products increased by 83.8% to $250,000 in the six months ended March 31, 1996 from $136,000 in the six months ended March 31, 1995. The calculation of net income attributable to F&I Products is based on an allocation of gross profit after adjusting for costs which management believes are directly allocable to F&I Products. During the first six months of its fiscal year the Company generally experiences lower net income with respect to boat sales as a percent of net sales due to the sustained level of overhead expense as compared to the seasonably low levels of boat sales during such period. See "--Quarterly Data and Seasonality."

CALENDAR YEAR 1995 COMPARED TO FISCAL 1994

  Net sales. Net sales increased by 21.0% to $45.0 million in calendar year 1995 from $37.2 million in fiscal 1994. Of this increase, $4.4 million was attributable to 16.0% growth in comparable store sales in calendar 1995 and $3.4 million of this increase was due to the operations of stores that were built, upgraded or acquired in 1995 and therefore were not yet includable in comparable store sales. Net sales attributable to F&I Products increased by 45% to $1.6 million in calendar 1995 from $1.1 million in fiscal 1994.

  The increase in comparable store sales was primarily the result of the Company's introduction of several new Travis Edition boat lines appealing to customer groups previously not successfully captured by the Company. These new boat lines included the Viper line of high performance bass boats, the Aquasport line of off-shore fishing boats and the Sea Ark line of aluminum fishing boats. These lines collectively accounted for $2.7 million of calendar 1995 net sales.

  Notwithstanding these increases, the rate of increase in comparable store sales in 1995 reflected diminished growth from the rates of increase for fiscal 1994 and 1993. Management attributes the substantial growth in comparable store sales during fiscal 1994 and 1993 primarily to the small number of stores includable in the comparable store base and the significant increase in the number of models of Travis Edition packages made available for sale resulting from the Company having entered into sales agreements with additional new manufacturers and through the development of additional models with existing manufacturers. While the Company expects comparable store sales growth to continue due to planned enhancements in product lines, this growth is not expected to continue at historical levels.

  Gross profit. Gross profit increased by 29.9% to $11.3 million in calendar 1995 from $8.7 million in fiscal 1994. This increase was primarily due to the increase in net sales and because gross profit as a percent of net sales increased to 25.0% from 23.5% during the period.

  Gross profit attributable to sales of F&I Products was $1.6 million, or 14.2%, of total gross profit in calendar 1995 compared to $1.1 million, or 12.6%, of total gross profit in fiscal 1994. This increase was primarily due to increased revenues from the origination and placement of customer financing, partially caused by selected lenders offering more beneficial programs.

  Selling, general and administrative expenses. Selling, general and administrative expenses increased by approximately 25.4% to $7.9 million in calendar 1995 from $6.3 million in fiscal 1994. Selling, general and administrative expenses as a percent of net sales increased to 17.6% in calendar 1995 from 17.0% in fiscal 1994. The increase, both in terms of dollars and as a percent of net sales, was primarily the result of the increased variable expenses related to the net sales increase and, to a lesser extent, those expenses attributable to integrating the three recently acquired stores. During calendar 1995, corporate overhead expenses and store management salaries accounted for approximately $1.4 million of total selling, general and administrative expenses compared to approximately $1.1 million for fiscal 1994. The majority of Travis Boats' work force is compensated by commission; accordingly, increased sales volume leads to higher commissions and payroll taxes. Due to the significant increase in net sales, however, gross wages as a percent of net sales declined to approximately 10.0% of net sales in calendar 1995 from approximately 11.4% of net sales in fiscal 1994.

  Interest expense. Interest expense increased by approximately 50.4% to $946,000 in calendar 1995 from $629,000 in fiscal 1994. This resulted in an increase of interest expense as a percent of net sales to 2.1% in calendar 1995 from 1.7% in fiscal 1994. The increase in interest expense was primarily the result of higher balances outstanding on the Company's floor plan lines of credit to support the increased sales levels and higher effective interest rates during calendar 1995. Interest expense was also affected by the incremental interest expense associated with the indebtedness incurred in connection with the acquisition of the new stores in Arkansas and Louisiana.

  Net income. Net income increased by 40.0% to $1.4 million in calendar 1995 from $1.0 million in fiscal 1994. This increase in net income was due primarily to the increased sales volume, greater sell-through of F&I Products and improved leverage of general and administrative expenses. Net income attributable to F&I Products increased by 28% to $475,000 in calendar 1995 from $371,000 in fiscal 1994. The Company's net income as a percent of net sales increased to 3.1% in calendar 1995 from 2.7% in fiscal 1994.

FISCAL 1994 COMPARED TO FISCAL 1993

  Net sales. Net sales increased by 44.2% to $37.2 million in fiscal 1994 from $25.8 million in fiscal 1993. Of this increase, $5.2 million was attributable to 28.4% growth in comparable store sales and $6.2 million was due to the operations of the store locations that were built, upgraded or acquired during fiscal 1994 and therefore were not yet includable in comparable store sales. The increase in comparable store sales was primarily the result of the substantial sales growth in boat lines that the Company first introduced as Travis Editions in fiscal 1993. The Sprint line of fishing boats and the Larson line of family runabouts were able to gain rapid customer acceptance with combined net sales growth of $4.7 million during fiscal 1994. Net sales attributable to F&I Products increased by 53% to $1.1 million in fiscal 1994 from $717,000 in fiscal 1993.

  Gross profit. Gross profit increased by 47.5% to $8.7 million in fiscal 1994 from $5.9 million in fiscal 1993. This increase was primarily due to the increase in net sales and the origination and placement of customer financing. Gross profit attributable to sales of F&I Products was $1.1 million, or 12.6%, of total gross profit in 1994, compared to $717,000, or 12.2%, of total gross profit in 1993. In fiscal 1994, the Company improved training programs and sell-through goals for F&I Products sales personnel. Gross profit as a percent of sales increased to 23.5% in fiscal 1994 from 23.1% in fiscal 1993.

  Selling, general and administrative expenses. Selling, general and administrative expenses increased by 40.0% to $6.3 million in fiscal 1994 from $4.5 million in fiscal 1993. Selling, general and administrative expenses as a percent of net sales were 17.0% in fiscal 1994 as compared to 17.5% in fiscal 1993. The decrease in selling, general and administrative expenses as a percent of net sales from fiscal 1993 to fiscal 1994 was primarily due to the significant increase in net sales relative to the level of fixed selling, general and administrative expenses.

  Interest expense. Interest expense increased by 40.1% to $629,000 in fiscal 1994 from $449,000 in fiscal 1993. Interest expense as a percent of net sales was 1.7% during both periods.

  Net income. Net income increased by approximately 67.8% to $1.0 million in fiscal 1994 from $596,000 in fiscal 1993. Net income as a percent of sales increased to 2.7% in fiscal 1994 from 2.3% in fiscal 1993. This increase was due primarily to increased sales volume, greater sell-through of F&I Products and better leverage of general and administrative expenses. Net income attributable to F&I Products increased by approximately 59.9% to $371,000 in fiscal 1994 from $232,000 in fiscal 1993.

QUARTERLY DATA AND SEASONALITY

  The following table sets forth certain unaudited quarterly financial data for each of the Company's last nine quarters and such data expressed as a percentage of the Company's net sales for the respective quarters. The information has been derived from unaudited financial statements that, in the opinion of management, reflect all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of such quarterly information. The operating results for any quarter are not necessarily indicative of the results to be expected for any future period.

                                                        QUARTER ENDED
                         -----------------------------------------------------------------------------------
                                 FISCAL YEAR 1994                 FISCAL YEAR 1995         FISCAL YEAR 1996
                         -----------------------------------  ---------------------------  -----------------
                         MARCH 31  JUNE 30  SEPT. 30 DEC. 31  MARCH 31  JUNE 30  SEPT. 30  DEC. 31  MARCH 31
                         --------  -------  -------- -------  --------  -------  --------  -------  --------
                                                        (In thousands)
Net sales............... $10,250   $14,908   $8,892  $3,175   $13,452   $17,048  $10,942   $3,564   $18,453
Gross profit............   2,380     3,626    2,220     508     3,266     4,300    2,740      948     4,623
Selling, general and
 administrative
 expenses...............   1,560     2,020    1,580   1,173     2,044     2,347    1,962    1,551     2,751
Operating income
 (loss).................     753     1,540      574    (732)    1,152     1,883      701     (729)    1,736
Interest expense........     144       145      166     174       196       265      209      276       393
Net income (loss).......     404       915      268    (564)      662     1,046      342     (642)      885
                                                 AS A PERCENTAGE OF NET SALES
                         -----------------------------------------------------------------------------------
Net sales...............   100.0%    100.0%   100.0%  100.0%    100.0%    100.0%   100.0%   100.0%    100.0%
Gross profit............    23.2      24.3     25.0    16.0      24.3      25.2     25.0     26.6      25.1
Selling, general and
 administrative
 expenses...............    15.2      13.5     17.8    36.9      15.2      13.8     17.9     43.5      14.9
Operating income
 (loss).................     7.3      10.3      6.5   (23.1)      8.6      11.0      6.4    (20.5)      9.4
Interest expense........     1.4       1.0      1.9     5.5       1.5       1.6      1.9      7.7       2.1
Net income (loss).......     3.9       6.1      3.0   (17.8)      4.9       6.1      3.1    (17.9)      4.8

  The Company's business, as well as the sales demand for various types of boats, tends to be highly seasonal. Strong sales typically begin in January with the onset of the public boat and recreation shows, and continue through July. Over the previous five-year period, the average annual net sales for the quarterly periods ended March 31 and June 30 represented in excess of 27% and 37%, respectively, of the Company's annual net sales. With regard to net income, the Company historically generates profits in three of its fiscal quarters and experiences operating losses in the quarter ended December 31 due to a broad seasonal slowdown in sales. During the quarter ended September 30, inventory reaches its lowest levels and accumulated cash reserves reach the highest levels. During the quarter ended December 31, the Company generally builds inventory levels in preparation for the upcoming selling season which begins with boat and recreation shows occurring in January and February in certain market areas in which the Company conducts business. Travis Boats' operating results would be materially and adversely affected if net sales were to fall significantly below historical levels during the months of January through June.

  The Company's business is also significantly affected by weather patterns. Weather conditions that are unseasonable or unusual may adversely affect the Company's results of operations. For example, drought conditions or merely reduced rainfall levels, as well as excessive rain, may affect the Company's sale of boating packages and related products and accessories. While management believes that the Company's quarterly net sales will continue to be impacted by seasonality, quarterly results may become less susceptible to certain regional weather conditions as expansion occurs throughout the southern United States. See "Risk Factors--Impact of Seasonality and Weather on Operations."

  Quarterly results may fluctuate as a result of the expenses associated with new store openings or acquisitions. The Company attempts to concentrate expansion during the seasonal slowdown generally occurring in the quarter ending December 31. Stores opened during this time period will generate additional operating losses, at a minimum, until the second quarter. Accordingly, the results for any quarterly period may not be indicative of the expected results for any other quarterly period.

LIQUIDITY AND CAPITAL RESOURCES

  The Company's short-term cash needs are primarily for working capital to support operations including inventory requirements, off-season liquidity and store expansion. These short-term cash needs have historically been financed with cash from operations and borrowings under the Company's credit facilities. At March 31, 1996, the Company had working capital of $2.6 million, including $4.5 million in accounts receivable (primarily contracts in transit from sales) and $28.7 million in inventories, offset by approximately $736,000 of accounts payable, $24.2 million outstanding under floor plan lines of credit, approximately $650,000 under open lines of credit and $1.3 million in other short-term indebtedness including current maturities of long-term debt. Contracts in transit are amounts receivable from a customer's financial institution related to that customer's purchase of a boat. As of March 31, 1996, the aggregate maximum borrowing limits under floor plan and working capital lines of credit were approximately $38.6 million and $850,000, respectively.

  Operating activities provided cash flows of $2.7 million for fiscal 1995 due primarily to net income of $2.1 million and changes in working capital. For the six months ended March 31, 1996, operating activities utilized cash flows of $14.4 million due primarily to increases in inventories and accounts receivable of $14.3 million and $3.4 million, respectively, offset partially by unearned revenue of $2.8 million relating to a volume purchase from a manufacturer (which is not expected to occur in future periods). Financing activities provided $15.2 million of cash flows from increased borrowings. Increases in inventories have been financed with borrowings under the Company's floor plan and working capital lines of credit. These credit lines are collateralized by security interests in specific inventories, accounts receivable and contracts in transit. The floor plan and working capital lines with commercial banks are generally annually renewable and bear interest at floating rates ranging from .25% to 1% above the bank's prime rate. The floor plan lines of credit maintained with finance companies generally have no stated maturity and utilize subsidies from manufacturers to provide for certain interest free periods each calendar year (usually August through April). Certain lines of credit are governed by loan agreements containing certain financial covenants concerning, among others, minimum tangible net worth, leverage ratio, debt service coverage and maximum annual capital expenditures. As of March 31, 1996, management believes the Company was in compliance with the terms and conditions of its loan agreements.

  Merchandise inventories were $13.5 million and $14.3 million as of December 31, 1994 and September 30, 1995, respectively, and $28.7 million as of March 31, 1996. The significant increase in merchandise inventories from September 30, 1995 to March 31, 1996 was attributable to a volume purchase from a manufacturer that was financed through an interest-free program. Accounts receivable increased from approximately $1.0 million at the end of fiscal 1995 to $4.5 million as of March 31, 1996. This amount represents primarily contracts in transit generated from sales. The increase was due to the higher level of sales in the second fiscal quarter. Costs in excess of net assets acquired increased to $1.1 million in fiscal 1995 due to the acquisition of Red River Marine in September 1995.

  The Company had net capital expenditures of $1.1 million in fiscal 1993 and approximately $937,000 in fiscal 1994, primarily related to the construction of new superstore boating centers in Austin, Texas and

Lewisville (Dallas), Texas. During fiscal 1995, the Company purchased the facility previously leased in Baton Rouge, Louisiana for approximately $590,000, completed construction of the superstore in Lewisville (Dallas), Texas and acquired substantially all of the assets of Red River Marine for approximately $2.5 million. These capital expenditures were substantially financed with long-term debt provided by commercial banks and individuals at fixed interest rates.

                                   BUSINESS

GENERAL

  Background. Travis Boats is a leading multi-state superstore retailer of recreational boats, motors, trailers and related marine accessories in the southern United States. The Company currently operates 12 superstores in Texas, Arkansas and Louisiana under the name Travis Boating Center. Founded in 1979 in Austin, Texas, Travis Boats differentiates itself from competitors by providing customers a unique superstore shopping experience that showcases a broad selection of high quality boats, motors, trailers and marine products at firm, clearly posted low prices. Each superstore also provides in-house financing programs and full-service repair facilities staffed by factory-trained mechanics.

  The Company sells approximately 40 different models of brand-name fishing, water-skiing and general recreational boats, along with motors, trailers, accessories and related equipment. Personal watercraft, off-shore fishing boats and cabin cruisers are also offered for sale at selected store locations. Substantially all of the boats sold range in size from 16 to 23 feet at prices ranging from $7,500 to $23,000 with an average boat purchase price of approximately $12,000 and with gross profit margins between approximately 21% and 23%. Approximately 6% of new boat sales are personal watercraft with retail prices generally ranging from $5,000 to $8,000 and 3% of new boat sales are cruisers ranging in price from $30,000 to $100,000. The Company custom designs and pre-packages combinations of popular brand-name boats, such as Aquasport, Cajun and Larson, with Johnson outboard and other motors, trailers and numerous accessories, under its proprietary Travis Edition product line. These signature Travis Edition packages, which account for the vast majority of total new boat sales, have been designed and developed in coordination with the manufacturers and often include distinguishing features and accessories that have historically been unavailable to, or listed as optional by, many competitors. These factors enable the Company to provide the customer with an exceptional product that is conveniently packaged for immediate enjoyment and competitively priced.

  Unit level economics. The Company's new store prototype costs approximately $825,000, excluding the cost of the land, and has 20,000 square feet of enclosed space. Initial pre-opening expenses of approximately $50,000 are typically required for newly built, upgraded or acquired stores. Initial inventories total approximately $2.1 million, substantially all of which are financed by manufacturers' programs or through floor plan financing arrangements and typically result in no net additional capital investment by the Company. The Company's new store model is expected to generate $5.0 million in net sales and produce an operating contribution to the Company of approximately $250,000, resulting in a return on invested capital of approximately 30%. Existing stores operational during calendar year 1995 experienced sales ranging from $2.6 million to $7.9 million. Average existing store sales were $4.9 million with an average operating contribution of $286,000 in calendar 1995.

  New locations established through acquisition typically involve a lower cash investment, yet generate similar sales and store contributions. Accordingly, acquisitions have historically produced substantially greater returns on invested capital than new store construction. The Company's expansion strategy is based primarily on acquisitions rather than new store construction, although it will build new stores if judged to be the most efficient means of entering a market. Because of the fragmented nature of the industry, the Company has numerous opportunities to acquire existing facilities and businesses and believes it can continue to make such acquisitions on favorable financial terms.

RECREATIONAL BOATING INDUSTRY

  The retail recreational boating industry represents a large and growing industry in the United States as evidenced by the following data reported by the National Marine Manufacturers Association (the "NMMA"):

  .76.8 million people participated in recreational boating in 1995

  .Total consumer expenditures related to recreational boating in 1995 were approximately $17.3 billion

  .Total boat and motor sales in 1995 were approximately $7.7 billion

  . Estimated unit purchases of outboard, inboard/outboard and stern drive pleasure boats increased 20.8% from 279,000 units in 1991 to 337,000 units in 1995

  Demographics continue to be a key aspect of growth. The 35-54 age group, which is the fastest growing segment of the U.S. population, is the largest age category purchasing boats. This age group is projected to increase at a 2.5% annual rate through the end of the century, while other age categories are projected to remain flat. Although these individuals account for 36% of the U.S. population over age 16, they account for over 50% of discretionary income.

  The Company's management believes that the southern United States is a particularly strong market for its products due to mild weather conditions, extended fishing and recreational seasons and accessibility to the Gulf of Mexico and numerous lakes, rivers, estuaries and wetlands. Boat registrations in these markets reflect sales of products in average price ranges similar to those offered by the Company, including outboard powered recreational boat packages with average retail values of approximately $12,000 and inboard/outboard runabouts with average retail values of approximately $21,000. As reported by the NMMA, the Company's targeted 17-state market accounted for over 57% of coastal shoreline in the continental U.S. and 43% of inland water in square miles. Furthermore, on average this target market is characterized by higher rates of boat ownership, with one boat owner for every 22 individuals versus the U.S. average of one for every 31 individuals, representing 40.6% of total recreational boats registered in the U.S.

BUSINESS STRATEGY

  Management of the Company believes it is the first to have developed a multi-state, chain superstore merchandising strategy in the recreational boating business. The Company's objective is to become the dominant retailer of recreational boats, motors, trailers and marine accessories in the southern United States. Management's merchandising strategy is based on providing customers with a comprehensive selection of quality, brand name boats and boating products in a comfortable superstore environment. The Company intends to continue to build brand identity by placing the Travis Edition name on complete boating packages. Travis Boats has developed and implemented a business strategy designed to increase its market penetration within both existing and new market areas through a variety of advertising and promotional events. The Company intends to emphasize the following key elements of its business strategy:

  Travis Boating Center superstore. Travis Boating Center superstores have a distinctive and stylish trade dress accented with deep blue awnings, a nautical neon building decoration, expansive glass storefronts and brightly lit interiors. The stores range in size from 6,000 to 33,200 square feet and average approximately 21,000 square feet. Each superstore presents customers with a broad array of boats and over 9,000 parts and accessories in a clean, well-stocked, air-conditioned shopping environment. All boats are typically displayed fully rigged with motor, trailer and a complete accessory package, giving a "ready to take home" impression. Professionally-trained mechanics operate service bays, providing customers with quality and reliable maintenance and repair service.

  Travis Edition concept. The Company uses extensive market research, combined with the design resources of its manufacturers, to develop custom Travis Edition boating packages. The Company's significant purchasing power and consequent ability to coordinate designs with manufacturers have enabled the Company to obtain products directly from the factory at the lowest prices, with favorable delivery schedules and with distinguishing features and accessories that have historically been unavailable to, or listed as optional by, many competitors. The Company can also add certain additional features after receipt of the product to enhance the Company's Travis Edition packages. Each Travis Edition is a complete, full-feature package, including the boat, motor, trailer and numerous additional accessories and design features often not found on competitors' products, thus providing customers with superior value. These features often include enhanced styling such as additional exterior colors, complete instrumentation in dashboards, transoms warrantied for life, canopy tops, trolling motors, upgraded interiors with stereos, wood grain dashboards, in-dash depth finders, stainless steel motor propellers and enhanced hull design not available on other models. In addition, Travis Edition boats are identified by the Company's attractive private label logo as well as the respective manufacturer's logo.

  Unlike most recreational boat dealers, the Company establishes firm prices on its Travis Edition packages and generally maintains such prices for an entire season. Prices are advertised and clearly posted so that the customer receives the same price at any Travis Boating Center. The Company's selling philosophy eliminates customer anxiety associated with bargaining or negotiation and results in a price at or below prices generally available from competitors. The Company believes this pricing strategy and low-pressure sales style provide the customer with the comfort and confidence of having received a better boat with more features at a lower price. In the Company's view, this approach has promoted good customer relationships and enhanced the Company's reputation in the industry as a leading provider of quality and value.

  Advertising and promotion. Due to the Company's relative size, the Company has a competitive advantage within its industry by being able to conduct an organized and systematic advertising and marketing effort. The Company promotes its signature Travis Edition boat packages through full-color informational brochures and through professionally developed advertising used in magazine, newspaper, television and radio campaigns, targeting customers on a Company-wide, state-wide or local basis. In certain magazines, the Company purchases gate-fold cover, multi-page advertising space to promote its Travis Edition product line in a catalog format. To enhance statewide and regional exposure, the Company also actively sponsors numerous professional fishing guides and fishing tournaments. These advertising techniques have permitted the Company to attain mass market exposure that management believes would not be cost effective to a boat dealer operating a single or small store network. Substantial financial assistance in certain forms of general advertising is received from manufacturers.

  The Company also participates in boat shows, typically held in January and February, in each of its markets and in certain markets of close proximity. These shows are normally held at convention centers, with all area dealers purchasing space in which to participate. Boat shows and other offsite promotions generate a significant amount of interest in products and often have an immediate impact on sales at a nominal incremental cost. Although total boat show sales are difficult to assess, management attributes a significant portion of second quarter net sales to such shows.

  The Company implements numerous in-store promotions, including open houses and seminars featuring experts discussing topics ranging from boating safety to the latest competitive kneeboarding techniques. The Company also participates in offsite sales promotions such as boat shows, in-the-water sales events on area lakes and various types of parking lot shows in conjunction with large retailers, including Sam's Clubs. In certain markets, the Company holds "Demo Days," events that showcase boats in the water and allow customers actually to operate and test-drive a variety of boats before selecting the package of their choice.

GROWTH STRATEGY

  The Company believes it is the first organization in the retail recreational boat industry to operate a multi-state retail store network in an effort to realize economies of scale from consolidation in this fragmented industry. Continued expansion into new states adds to the Company's geographic diversity, lessening the impact of economic cycles or weather patterns in individual regions. Furthermore, expansion into several contiguous markets enables the Company to readily shift individual boats from store-to-store to fill customer orders when necessary. Management has developed databases to forecast market trends by studying information obtained from state and local government agencies and manufacturers and from discussions with other retailers and employees of the Company.

  The Company's superstore concept, Travis Edition packaging and pricing practices, combined with the Company's enhanced internal systems and management controls, establish a framework for continued expansion in multiple states. Since October 1991, Travis Boats has opened or acquired seven stores in new markets, and its current expansion strategy focuses beyond its existing presence in Texas, Arkansas and Louisiana, into most other southern states. At this time the Company has targeted Alabama, Arizona, Florida, Georgia, Kansas, Kentucky, Mississippi, Missouri, New Mexico, North Carolina, Oklahoma, South Carolina, Tennessee and Virginia as potential new-entry markets. The close proximity of current and anticipated new markets facilitates operating and distribution efficiencies within the Company's overall business.

  To further achieve its goal of becoming the dominant retailer of recreational boats throughout the southern United States, the Company intends to continue establishing new Travis Boating Center locations by (i) acquiring existing boat retailers, (ii) acquiring and converting compatible facilities and (iii) building new stores. The factors considered by the Company in assessing a potential acquisition are the quality of the market, the attractiveness of the location, price and the Company's ability to retain qualified employees. In identifying new locations for expansion, the primary focus of the Company is a prospective market's historic and projected level of new boat registrations. The Company prefers that the boat retailer liquidate inventory prior to the effective date of the acquisition, allowing the Company to control inventory quality and immediately to merchandise its Travis Edition boating packages and institute its value pricing philosophy.

  The Company generally seeks expansion in new markets where the establishment of a facility can immediately and substantially enhance the Company's market share as well as its name recognition. It has accomplished this through the development of its prototype superstore boating center. In strategic market areas, the Company has built new facilities that have set the standard for its image and operations. The Company has also acquired existing retailers and facilities which it has converted to Company specifications. While newly built stores provide design and location flexibility with attractive returns, the Company's emphasis is to expand through the acquisition of existing facilities, which yield higher returns on capital than can be achieved through new store construction. See "Risk Factors--Dependence Upon Expansion."

OPERATIONS

  Purchasing. The Company is the largest volume buyer in the United States of Johnson outboard motors from Outboard Marine Corporation ("OMC") and is the largest domestic volume buyer of boats from substantially all of the boat manufacturers it represents. As a result, the Company has significant access to the manufacturers and substantial input into the design process for the new boats that are introduced to the market each year by such manufacturers. In addition, the Company has designed and developed, in coordination with its manufacturers, signature Travis Edition boating packages which account for the vast majority of its total new boat sales. The Company's purchasing power allows it to purchase boats that are pre-rigged for the Company's Travis Edition lines. Approximately 20.1% of the Company's net purchases in fiscal 1995 were from GenMar Industries which manufactures the AcquaSport, Cajun and Larson boat lines.

  The Company typically deals with each of its manufacturers pursuant to an annually renewable, non-exclusive dealer agreement which does not contain any contractual provisions concerning product pricing or purchasing levels. Pricing is generally established on an annual basis, but may be changed at the manufacturer's sole discretion. The Company's agreement with OMC, unlike its other dealer agreements, is multi-year in nature. This agreement, which is in the first of three years, sets forth an established discount level from the then prevailing OMC dealer net price over the entire term of the agreement. This dealer agreement may be canceled by either party if volume of product purchased or available to be purchased is not maintained at pre-established levels. OMC supplied products that represented approximately $11.0 million, or 34.5%, of the Company's net purchases during fiscal 1995.

  Pursuant to its arrangements with certain manufacturers, the Company's right to display some product lines in certain markets may be restricted. While the Company has received permission to sell Johnson motors and various boats in its immediate expansion markets, it has not received such permission in its broader target market. The Company does not believe that these restrictions imposed by manufacturers will materially affect the Company's expansion plans. See "Risk Factors--Limitations to Market Entry."

  Store operations and management. Each Travis Boating Center superstore is managed by a general manager who oversees the operations, personnel and financial performance of the individual store, subject to the direction of the Company's corporate office. To date, the Company has been successful in recruiting and retaining general managers, with only one general manager resigning since 1990. To increase loyalty and service, the Company encourages general managers to purchase stock in the Company beginning with the completion of their first year of service. The store is also typically staffed by approximately three sales representatives, one finance manager, two parts employees, eight service related and make ready employees and an office manager. Each store maintains an individual point of sale and inventory tracking system which can be accessed through modems by other stores and by the Company's corporate office. The Company is currently replacing its inventory management and financial accounting system with an updated, fully-integrated system in each of its stores. As of the date of this Prospectus, the new system is operating in nine stores, including the Company's Austin headquarters, with plans for the system to be fully operational in all stores in fiscal 1997. The sales staff of each store is compensated on a commission basis. Store managers are salaried employees with incentive bonuses based on their store's performance. Parts managers and service managers are compensated primarily on a salary basis with commission incentives. In the past, the Company has not laid off employees during the slow winter months.

  Customer service and support. The Company strives to differentiate itself further from competitors by providing superior customer service and support before, during and after the sale. The sales process begins with the Company's ability to offer customers a turn-key purchasing process by offering attractive lender financing packages, extended service agreements, credit life, accidental and health insurance and casualty insurance. The Company thoroughly instructs customers about the operation of their boats and, whenever practical, accompanies the customer to an area lake for a hands-on demonstration. Subsequent to the delivery, customers are encouraged to bring in their boats for regular service and maintenance by the Company's factory-trained service personnel.

  F&I Products. A substantial portion of the Company's income results from the origination and placement of customer financing and the sale of insurance products and extended service contracts, the most significant component of which is the income resulting from the Company's origination of customer financing. See "Risk Factors--Income from Financing, Insurance and Extended Service Contracts."

  Management information systems. The Company has developed and maintained management information systems and databases to monitor market conditions and assess product and expansion strategies. Information received from state and regulatory agencies, manufacturers and industry contacts allows the Company to determine market share statistics and gross volume sales numbers on its products as well as those of competitors. This information impacts ongoing operations by allowing the Company to remain abreast of major or subtle changes within the market and allows management to react accordingly by realigning product lines and by adding new product lines and models.

  The Company also utilizes the information assimilated from its management information systems to determine and monitor the appropriate inventory level at each store location throughout the selling season. When selecting new markets for entry, the Company also undertakes a methodical market analysis beginning with extensive on site observation, discussions with manufacturers currently serving the area, and often discussions with local competitive dealers. Further market research is conducted from a review of demographic and other historical data on the number and type of boats annually registered or newly licensed with appropriate local and state agencies. The Company has developed databases and programs that permit the prompt retrieval of data used by management to evaluate the Company's expansion decisions.

  Distribution and inventory management. The Company maintains a close geographic proximity between stores that it operates and stores that it plans to open. This allows for timely and cost-effective sharing of managerial and sales responsibilities and the transfer of individual boats among stores to fill customer orders. The Company strives to locate new stores within a 250 mile radius of an existing store to facilitate the prompt transfer of inventory that otherwise might take three to four weeks to order from the manufacturer. This reduces delays in delivery and helps the Company maximize inventory turnover. It also assists in controlling the potential of overstock or understock situations. The Company plans to maintain a similar geographic radius in future expansion plans, although there may be instances in which it will not be advantageous to do so. The Company has historically not had a material level of inventory carried over from one selling season to the next. The Company is able to actively monitor its inventory levels and has numerous procedures in place to maintain the appropriate inventory levels to meet current market demands. The Company is not bound by contractual covenants governing the amount of inventory which must be purchased in any year from any manufacturer. Thus, as the market dictates, inventory levels are adjusted accordingly. The Company participates in numerous end-of-summer boat shows which have historically reduced remaining inventory and allowed an appropriate and representative level of inventory to remain until the new model year product is received. In the event the Company does have any carryover inventory, it will at times be discounted from the price at which it was advertised in the model year.

  Floor plan financing. The Company acquires a substantial portion of its inventory through floor plan financing agreements. Inventory is generally purchased under floor plan lines of credit (secured by such inventory) maintained with third party finance companies and/or commercial banks, depending upon the type of product purchased. The finance companies maintain relationships with certain manufacturers that allow the Company to obtain several months of interest-free financing, generally from August of one year through April of the following year. Management believes that these financing arrangements are standard within the industry. As of March 31, 1996, the Company and its subsidiaries owed an aggregate of $24.2 million pursuant to the floor plan financing agreements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

  Sales of used boats. The Company's primary sales focus is on the retail sale of new boat, motor and trailer packages. To facilitate new product sales, the Company will accept a prospective customer's used boat for sale on consignment or as a trade-in. In evaluating trades, the Company generally offers trade allowances at or below the published wholesale cost to allow for the immediate sale of the used product to certain wholesalers with which it regularly conducts business. Accordingly, used product inventory and sales are typically insignificant in relation to those of new products.

  Employees. As of March 31, 1996, the Company's staff consisted of 250 employees, 241 of whom are full time. The full-time employees include 12 in store level management and 18 in corporate administration and management. The Company is not a party to any collective bargaining agreements and is not aware of any efforts to unionize its employees. The Company considers its relations with its employees to be good.

  Trademarks and service marks. The Company does not hold any registered trade or service marks at this time, but has trademark applications pending with the U.S. Patent and Trademark Office for the names "Travis Boating Center" and "Travis Edition," for its corporate logo and for the overall appearance and trade dress of its Travis Boating Centers. There can be no assurance that any of these applications will be granted. However, based on a number of years of use, the Company believes it has common law rights to these marks at least in its current market areas.

SEASONALITY

  The Company's business, as well as the entire recreational boating industry, is highly seasonal. Strong sales typically begin in January with the onset of the public boat and recreation shows, and continue through July. Over the previous five-year period, the average annual net sales for the quarters ended March 31 and June 30 represented in excess of 27% and 37%, respectively, of the Company's annual net sales. The Company generally realizes significantly lower sales in the quarterly period ending December 31, resulting in operating losses during that quarter. The Company uses seasonality and its strong capital position to take product delivery during the manufacturers' slow seasons and to gain pricing advantages and better product availability during the selling season.

  The Company's business is also significantly affected by weather patterns which may adversely affect the Company's results of operations. For example, drought conditions or merely reduced rainfall levels, as well as excessive rain, may force area lakes to close or render boating dangerous or inconvenient, thereby curtailing customer demand for the Company's products. In addition, unseasonably cool weather and prolonged winter conditions may lead to a shorter selling season in certain locations. Although the Company's geographic expansion has reduced, and is expected to continue to reduce, the overall impact to the Company of adverse weather conditions in any one market area, such conditions will continue to represent potential, material adverse risks to the Company and its future financial performance. See "Risk Factors-- Impact of Seasonality and Weather on Operations."

ENVIRONMENTAL AND OTHER REGULATORY ISSUES

  On October 31, 1994, the U.S. Environmental Protection Agency (the "EPA") announced proposed emissions regulations for outboard marine engines. The proposed regulations would require a 75% average reduction in hydrocarbon emissions for outboard motors and set standards for carbon monoxide and nitrogen oxide emissions as well. Under the proposed regulations, manufacturers would begin phasing in low emission models in 1998 and have nine years to achieve full compliance. Costs of these new models, if materially different than previous comparable horsepower models, and/or the manufacturer's inability to comply with the EPA requirements, could have a material adverse effect on the Company's business, financial condition and results of operations. As of the date of this Prospectus, the EPA has not yet finalized these regulations. The Company believes that its outboard motor manufacturer currently meets all common standards and has proprietary or licensed technology to meet or exceed EPA standards with a new line of motors.

  The Company, in the ordinary course of its business, is required to dispose of certain waste products that are regulated by state or federal agencies. These products include waste motor oil, tires, batteries and certain paints. It is the Company's policy to use appropriately licensed waste disposal firms to handle this refuse. If there were improper disposal of these products, it could result in potential liability to the Company. Although the Company does not own or operate any underground petroleum storage tanks, it currently maintains one above-ground tank which is subject to registration, testing and governmental regulation.

  Additionally, certain states have required or are considering requiring a license in order to operate a recreational boat. While the licensing requirements are not expected to be unduly restrictive, such regulations may discourage potential first-time buyers thereby limiting future sales. The adoption of such licensing regulations could have a material adverse effect on the Company's business. See "Risk Factors--Impact of Environmental and Other Regulatory Issues."

PRODUCT LIABILITY

  Products sold or serviced by the Company may expose it to potential liabilities for personal injury or property damage claims relating to the use of those products. Additionally, as a result of the Company's activities in custom packaging its Travis Edition lines, the Company may be included as a defendant in product liability claims relating to defects in manufacture or design. Historically, the resolution of product liability claims has not materially affected the Company's business. The Company generally requires manufacturers from which it purchases products to supply proof of product liability insurance, and the Company maintains third-party product liability insurance, which it believes to be adequate. However, there can be no assurance that the Company will not experience legal claims in excess of its insurance coverage, or claims that are ultimately not covered by insurance. Furthermore, if any significant claims are made against the Company, the Company's business, financial condition and results of operations may be adversely affected by related negative publicity. See "Risk Factors--Product and Service Liability Risks."

COMPETITION

  The Company operates in a highly competitive environment. In addition to facing competition generally from businesses seeking to attract discretionary spending dollars, the recreational boat industry itself is highly fragmented, resulting in intense competition for customers, access to quality products, access to boat show space in new markets and suitable store locations. The Company believes that the principal factors influencing competition are price, location, selection, service and the availability of customer financing. The Company relies heavily on boat shows to generate sales. If the Company is impeded in its ability to participate in boat shows in its existing or targeted markets, it could have a material adverse effect on the Company's business, financial condition and results of operations.

  The Company competes primarily with single location boat dealers and, to a lesser degree, with national specialty marine stores, catalog retailers, sporting goods stores and mass merchants, particularly with respect to parts and accessories. Dealer competition continues to increase based on the quality of available products, the price and value of the products and attention to customer service. There is significant competition both within markets currently being served by the Company and in new markets into which the Company plans to enter. The Company competes in each of its markets with retailers of brands of boats and motors not sold by the Company in that market. Management believes that a trend in the industry is for manufacturers to include more features as standard equipment on boats and for dealers to offer packages comparable to those now offered by the Company as its Travis Edition lines. In addition, several of the Company's competitors, especially those selling boating accessories, are large national or regional chains that have substantially greater financial, marketing and other resources than the Company. There can be no assurance that the Company will be able to compete successfully in the retail marine industry in the future. See "Risk Factors--Competition."

PROPERTIES

  The Company owns its corporate offices located in the Travis Boating Center in Austin, Texas. The Company also owns and operates Travis Boating Center locations in Abilene, Dallas, Midland and San Antonio, Texas; Baton Rouge, Louisiana; and Hot Springs, Arkansas. The remaining facilities are leased under short-term leases that generally contain multi-year renewal options. In all such cases, the Company pays a fixed rent. In substantially all of the leased locations, the Company is responsible for taxes, insurance, repairs and maintenance.

  The chart below reflects the status and approximate size of the various Travis Boating Centers operated as of the date of this Prospectus.

                                                  OWNED OR
      LOCATION           SQUARE FOOTAGE* ACREAGE*  LEASED  YEAR OF MARKET ENTRY
      --------           --------------- -------- -------- --------------------
Austin, Texas(1)........     20,000        3.5      Owned          1979
San Antonio, Texas(1)...     15,500        1.9      Owned          1982
Midland, Texas(1).......     18,750        3.8      Owned          1982
Dallas, Texas(1)........     20,000        4.2      Owned          1983
Abilene, Texas(2).......     24,250        3.7      Owned          1989
Houston, Texas(2).......     15,100        2.2     Leased          1991
Baton Rouge, Louisian-
 a(2)...................     33,200        7.5      Owned          1992
Beaumont, Texas(2)......     25,500        6.5     Leased          1994
Arlington, Texas(3).....      6,000        1.0     Leased          1995
Heber Springs, Arkan-
 sas(4).................     26,000        9.0     Leased          1995
Hot Springs, Arkan-
 sas(4).................     20,510        3.0      Owned          1995
New Iberia, Louisian-
 a(4)...................     24,000        3.3     Leased          1995

- --------
* Square footage and acreage are approximate.
(1) Newly constructed store.
(2) Facility acquired and converted to superstore.
(3) To be moved to newly constructed superstore under long-term lease.
(4) Acquired facility.

LEGAL PROCEEDINGS

  The Company is not a party to any material legal proceedings. The Company is, however, involved in various legal proceedings arising out of its operations in the ordinary course of business. The Company believes that the outcome of all such proceedings, even if determined adversely, would not have a material adverse effect on its business, financial condition or results of operations.

                                  MANAGEMENT

DIRECTORS, DIRECTOR NOMINEES AND EXECUTIVE OFFICERS

  The following table sets forth certain information with respect to each director, each person who has agreed to serve as a director, and each executive officer of the Company:

      NAME                AGE                           POSITION
      ----                ---                           --------
Mark T. Walton(1)(2)....   44 Chairman of the Board and President
Ronnie L. Spradling(1)..   52 Executive Vice President--New Store Development and Director
Michael B. Perrine......   32 Chief Financial Officer, Treasurer and Secretary
E.D. Bohls(1)(2)........   77 Vice Chairman of the Board
Joseph E.
 Simpson(1)(2)(3).......   62 Director
Robert C.
 Siddons(1)(2)(4).......   53 Director
Steve Gurasich(3)(4)....   47 Director Nominee
Zach McClendon,
 Jr. (3)(4).............   58 Director Nominee

- --------
(1) Member of the Nominations Committee.
(2) Member of the Executive Committee.
(3) Member or nominee to the Audit Committee.
(4) Member or nominee to the Compensation Committee.

  Mark T. Walton has served as President and as a director of the Company since 1980 and as Chairman of the Board since 1995. From 1979 to 1980, Mr. Walton served as the General Manager of the Company's Austin store. Utilizing his 25 years of experience in the retail boat business, Mr. Walton, together with Mr. Spradling, developed and implemented the Travis Edition and Travis Boating Center concepts.

  Ronnie L. Spradling has served as Executive Vice President of the Company since 1989 and as the Executive Vice President of New Store Development since 1994. Mr. Spradling became a director in 1995. Mr. Spradling previously served as the General Manager of Falcon Marine, Inc., located in Midland, Texas from 1982 to 1988. Mr. Spradling has over 28 years of experience in boat retailing operations. Together with Mr. Walton, Mr. Spradling helped develop and implement the Travis Boating Center and Travis Edition concepts.

  Michael B. Perrine has served as Chief Financial Officer since 1991 and as Treasurer and Secretary of the Company since 1992. From 1986 to 1991, he served as a loan officer in the Commercial Banking Division of NationsBank, N.A. Mr. Perrine is responsible for developing and implementing the Company's corporate structure.

  E.D. Bohls has served as the Vice Chairman of the Board of the Company since 1995 and previously served as Chairman of the Board of the Company from 1979 to 1995. He has served as Chairman of the Board of Capital Commerce Reporter, Inc., a public records research company, since 1986. In addition, he has served as Vice President and as a director of Americana Enterprises, a private real estate development joint venture, since 1975.

  Joseph E. Simpson has served as a director of the Company since 1979. He has served as President and as a director of Capital Commerce Reporter, Inc., a records research company, since 1986.

  Robert C. Siddons has served as a director of the Company since 1979. He has served as President of Frank Siddons Insurance Agency, a family-owned insurance agency, since 1987. In addition, he has served as President of the Texas Builders Insurance Company, a commercial lines insurance company, since 1987.

  Steve Gurasich has agreed to serve as a director of the Company upon the closing of the offering. For over the past 20 years, Mr. Gurasich has served in various capacities, including most recently as Chairman of the Board of GSD&M Advertising, Austin, Texas, an advertising firm, handling such accounts as Southwest Airlines, Wal-Mart, MasterCard, Coors Light and Pearle Vision.

  Zach McClendon, Jr. has agreed to serve as a director of the Company upon the closing of the offering. Mr. McClendon is the co-founder of the predecessor to SeaArc Marine, Inc., a manufacturer of various types of boats and marine products, and now serves as the Chairman of the Board of its parent company, SeaArk Boats, Inc. In addition, Mr. McClendon serves as the Chairman of the Board of Union Bank and Trust Company, a subsidiary of First Union Financial Corporation, and as Chairman of the Board of Drew Cottonseed Oil Mill, Inc., a manufacturer of polystyrene products.

  Officers are elected annually by, and serve at the discretion of, the Board of Directors.

  The number of directors of the Board of Directors is currently fixed at seven. The Board of Directors is divided into three classes, designated as Class A, Class B and Class C. The members of each class of directors will serve for staggered three-year terms. Messrs. Bohls and Simpson are currently Class A directors and will stand for election at the 1996 annual stockholders' meeting. Mr. Spradling is currently a Class B director and will stand for election at the 1997 annual stockholders' meeting. Messrs. Walton and Siddons are currently Class C directors and will stand for election at the 1998 annual stockholders' meeting. There are currently two Class B positions on the Board of Directors that are vacant.

EXECUTIVE COMPENSATION

  The following table sets forth certain information with respect to the compensation awarded to, earned by or paid for services rendered to the Company in all capacities during the fiscal year ended September 30, 1995, by the Company's President and the other most highly compensated executive officer who received compensation in excess of $100,000 for the fiscal year ended September 30, 1995 (collectively, the "named executive officers").

                          SUMMARY COMPENSATION TABLE

                                                                     LONG-TERM
                                         ANNUAL COMPENSATION(1)     COMPENSATION
                                      ----------------------------- ------------
                                                                     SECURITIES
                                                       OTHER ANNUAL  UNDERLYING
     NAME AND PRINCIPAL POSITION       SALARY   BONUS  COMPENSATION   OPTIONS
     ---------------------------      -------- ------- ------------ ------------
Mark T. Walton....................... $108,000 $45,000     --          20,267
 President
Ronnie L. Spradling.................. $ 69,000 $45,000     --          46,933
 Executive Vice President

- --------
(1) Fiscal year 1995 is a nine-month period; dollar amounts shown have been annualized.

                      OPTIONS GRANTED IN LAST FISCAL YEAR

  The following table sets forth information concerning stock options granted by the Company to the named executive officers during the fiscal year ended September 30, 1995.

                                        INDIVIDUAL GRANTS                 POTENTIAL REALIZABLE
                         -----------------------------------------------    VALUE AT ASSUMED
                         NUMBER OF                                        ANNUAL RATES OF STOCK
                         SECURITIES   % OF TOTAL                         PRICE APPRECIATION FOR
                         UNDERLYING OPTIONS GRANTED EXERCISE                 OPTION TERM(2)
                          OPTIONS   TO EMPLOYEES IN   PRICE   EXPIRATION -----------------------
      NAME               GRANTED(1)   FISCAL YEAR   ($/SHARE)    DATE        5%          10%
      ----               ---------- --------------- --------- ---------- ----------- -----------
Mark T. Walton..........   20,267        15.1%        $5.25    May 2005  $    66,914 $   169,574
Ronnie L. Spradling.....   46,933        35.1%        $5.25    May 2005  $   154,960 $   392,698

- --------
(1) The stock options were granted by the Company pursuant to Nonqualified Stock Option Agreements dated May 17, 1995. These options become exercisable as to 20% of the shares covered thereby on May 17 of each year with the first installment vesting on May 17, 1996.
(2) These amounts are calculated based on certain assumed rates of annual compound stock price appreciation from the date the option was granted to the end of the option term. Actual gains, if any, on stock option exercises and Common Stock holdings are dependent on the future performance of the Company and overall stock market conditions. There can be no assurance that the amounts reflected in this table will be achieved. These calculations assume a fair market value of $5.25 per share of Common Stock on May 17, 1995, the date of grant of such options.

STOCK OPTION PLANS AND AGREEMENTS

  The Company is currently a party to certain option agreements ("Option Agreements") pursuant to which options to purchase shares of the Common Stock are outstanding. Additionally, the Company currently maintains one plan, the Incentive Stock Plan, pursuant to which options, stock appreciation rights and restricted stock are available for future grant.

  Nonqualified Stock Option Agreements. Pursuant to the Option Agreements, each of Messrs. Walton, Spradling and Perrine (together, the "Optionees") received nonqualified stock options to purchase 20,267, 46,933 and 66,667 shares of Common Stock, respectively, at a price of $5.25 per share exercisable for a period of ten years. These options become exercisable as to 20% of the shares covered thereby on May 17 of each year with the first installment vesting on May 17, 1996.

  In the event the employment of an Optionee is terminated for "cause," as defined in the Option Agreement, the Optionee shall have the right to exercise any vested, unexercised portion of the Option. If an Optionee is terminated without "cause," the options shall immediately become fully vested and exercisable. Upon the occurrence of a "change in control" of Travis Boats, as defined in the Option Agreements, the options shall immediately become fully vested and exercisable.

  Incentive Stock Plan. The Company's Incentive Stock Plan was adopted by the Board of Directors and approved by the Company's stockholders in December 1995. A total of 200,000 shares of Common Stock have been reserved for issuance pursuant to the Incentive Stock Plan. To date, no options have been granted under this plan, however prior to the commencement of this offering, the Company intends to grant ten-year options vesting over five years, at the initial public offering price, to 12 managers, each for the purchase of 5,000 shares of Common Stock. The Incentive Stock Plan provides for the grant to employees, including officers of the Company, of "incentive stock options" within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), nonstatutory stock options, stock appreciation rights and restricted stock (collectively, "Awards"). In addition, non-employee directors ("Outside Directors") and consultants are eligible to receive nonstatutory stock options.

  The Incentive Stock Plan provides that Awards may be granted to employees (including officers), consultants and directors of the Company and its majority-owned subsidiaries. To the extent that the aggregate fair market value of the shares with respect to which options designated as "incentive stock options" are exercisable for the first time by any optionee during any calendar year (under all plans of the Company) exceeds $100,000, such options will be reclassified in accordance with the Code. The Incentive Stock Plan is not a qualified deferred compensation plan under Section 401(a) of the Code and is not subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

  The Incentive Stock Plan is currently administered by the Compensation Committee of the Board. Subject to special provisions relating to Outside Directors, the Board of Directors or its designated committee selects the employees to which Awards may be granted and the type of Award to be granted and determines, as applicable, the number of shares to be subject to each Award, the exercise price and terms of vesting. In making such determination, the Board of Directors or its designated committee takes into account the employee's present and potential contributions to the success of the Company and other relevant factors.

  The exercise price of all incentive stock options granted under the Incentive Stock Plan must be at least equal to the fair market value of the shares of Common Stock on the date of grant. With respect to any participant who owns stock representing more than 10% of the voting rights of the Company's outstanding capital stock, the exercise price of any incentive stock option granted under the Incentive Stock Plan must equal at least 110% of the fair market value of the shares of Common Stock subject to such option on the date of grant and the term of the option must not exceed five years.

  Options granted under the Incentive Stock Plan vest pursuant to terms determined by the Board of Directors or its designated committee.

  The terms of all incentive stock options and nonstatutory stock options granted under the Incentive Stock Plan may not exceed ten years and ten years and 30 days, respectively. However, the terms of all incentive stock options granted to an optionee who, at the time of grant, owns stock representing more than 10% of the voting rights of the of the Company's outstanding capital stock, may not exceed five years.

  Options may be granted to Outside Directors under the Incentive Stock Plan only pursuant to an automatic, nondiscretionary grant mechanism, under which each Outside Director whose term begins after the closing of this offering will receive an option to acquire 13,333 shares of Common Stock, exercisable at fair market value on the date of grant and vesting in five equal annual installments beginning on the first anniversary of the Outside Director's term in office. The term of the option shall be ten years; provided that vested options shall be exercisable only while the Outside Director remains a director, or within one month after termination of his status as an Outside Director.

  Restricted Common Stock ("Restricted Stock") may be granted to employees pursuant to terms determined by the Board of Directors or its designated committee. Restricted Stock may not be transferred until the restrictions are removed or have expired. Conditions to the removal of restrictions may include, but are not required to be limited to, continuing employment or service to the Company or achievement of certain performance objectives.

  Stock appreciation rights ("SARs") may be granted to employees, either independent of, or in connection with, options. SARs are exercisable in the manner, and pursuant to terms, determined by the Board of Directors or its designated committee. Terms to be determined by the Board of Directors (or its designated committee) include the number of shares to which the SAR applies, the vesting schedule for the exercise of such right and the expiration date of the right. Upon exercise of an SAR, the holder shall receive payment (in cash, stock or a combination of both at the discretion of the Board of Directors or its designated committee) in an amount equal to the product of (i) the fair market value of a share of Common Stock as of the date of exercise, minus the fair market value of a share of Common Stock as of the date the SAR was granted, multiplied by (ii) the number of shares as to which the SAR is being exercised. The exercise of SARs granted in connection with options requires the holder to surrender the related option (or any portion thereof, to the extent unexercised). No SAR granted under the Incentive Stock Plan is transferable by the employee other than by will or the laws of descent and distribution and each SAR is exercisable during the lifetime of the employee only by such employee.

  In the event of certain changes in the Company's capitalization, including as a result of a stock split or stock dividend, which results in a greater or lesser number of shares of outstanding Common Stock, appropriate adjustment shall be made in the number of shares available under the Incentive Stock Plan, the exercise price and in the number of shares subject to options, Restricted Stock and SARs.

  Award agreements under the Incentive Stock Plan may, as determined by the Board of Directors or its designated committee, provide that, in the event of a "change in control" of the Company, the following will occur: the holder of a stock option will be granted a corresponding stock appreciation right; all outstanding stock appreciation rights and stock options will become immediately and fully vested and exercisable in full; and the restriction period on any Restricted Stock will be accelerated and the restrictions will expire. In general, a "change in control" of the Company occurs in any of five situations: (1) a person (other than (a) the Company, (b) certain affiliated companies or benefit plans, or (c) a company, a majority of which is owned directly or indirectly by the stockholders of the Company) becomes the beneficial owner of 50% or more of the voting power of the Company's outstanding voting securities; (2) a majority of the Board of Directors is not comprised of the members of the Board of Directors at the effective date of the Incentive Stock Plan and persons whose elections as directors were approved by those original directors or their approved successors; (3) a person described in clause (1) announces a tender offer for 50% or more of the Company's outstanding voting securities and the Board of Directors approves or does not oppose the tender offer; (4) the Company merges or consolidates with another corporation or partnership, or the Company's stockholders approve such a merger or consolidation, other than mergers or consolidations in which the Company's voting securities are converted into securities having the majority of voting power in the surviving company; or (5) the Company liquidates or sells all or substantially all of its assets, or the Company's stockholders approve such a liquidation or sale, except sales to corporations having substantially the same ownership as the Company.

  If a "restructuring" of the Company occurs that does not constitute a change in control of the Company, the Board of Directors or the committee administering the Incentive Stock Plan may (but need not) cause the Company to take any one or more of the following actions: accelerate in whole or in part the time of vesting and exercisability of any outstanding stock options and stock appreciation rights to permit those stock options and stock appreciation rights to be exercisable before, upon, or after the completion of the restructure; grant each option holder corresponding stock appreciation rights; accelerate in whole or in part the expiration of some or all of the restrictions on any Restricted Stock; if the restructuring involves a transaction in which the Company is not the surviving entity, cause the surviving entity to assume in whole or in part any one or more of the outstanding incentive awards upon such terms and provisions as the Board of Directors or its designated committee deems desirable; or redeem in whole or in part any one or more of the outstanding incentive awards (whether or not then exercisable) in consideration of a cash payment as adjusted for withholding obligations. A restructuring generally is any merger of the Company or the direct or indirect transfer of all or substantially all of the Company's assets (whether by sale, merger, consolidation, liquidation, or otherwise) in one transaction or a series of transactions.

EMPLOYMENT AGREEMENTS

  The Company is the beneficiary of employment agreements with TBC Management, Ltd. (an affiliated partnership of the Company) and each of Mark T. Walton, Ronnie L. Spradling and Michael B. Perrine, providing, among other things, for three-year terms and annual base salaries of $175,000 for Mr. Walton, $150,000 for Mr. Spradling and $90,000 for Mr. Perrine, respectively. In addition, Messrs. Walton, Spradling and Perrine have agreed to contractual confidentiality and noncompete provisions in their respective employment agreements, which will extend beyond termination of their employment for any reason. In the event any of these employees are terminated without "cause," as such term is defined in the employee agreements, such employees will be entitled to payment of approximately three times their annual salary. The foregoing agreements are scheduled to become effective upon the completion of this offering.

  The employment agreements also provide that, if the consolidated income of Travis Boats before income tax expenses and non-recurring audit adjustments (the "Pre-tax Income") reflects growth in excess of 20.0% over the previous fiscal year, Messrs. Walton and Spradling will each receive a bonus of 2.0% of the Pre-tax Income and Mr. Perrine will receive a bonus of 1.0% of the Pre-tax Income. If the Pre-tax Income does not reflect growth of 20.0%, the bonus for each individual will be determined by the Board of Directors.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  Compensation decisions during fiscal year 1994 were made by the Company's Board of Directors, which included Mark T. Walton, President of the Company. In 1995, the Company established a Compensation Committee to review the performance of executive officers, establish overall employee compensation policies and recommend major compensation programs for approval by the Board of Directors. No member of the current Compensation Committee serves as an executive officer of the Company, or as a director of any entity, an executive officer of which serves on the Compensation Committee or as a director of the Company.

COMPENSATION OF DIRECTORS

  During fiscal 1995, the Company paid directors' fees of $1,500 per month to each director, whether or not such director was an officer or employee of the Company. Effective immediately following the closing of this offering, directors who are not officers or employees of or consultants to the Company will receive annual compensation of $10,000, plus $2,000 per year for each committee on which such director serves, excluding the Nominations Committee, for which compensation will not be received, and $3,000 per year in the case of the Executive Committee. Directors' expenses for attending meetings are reimbursed by the Company. Directors who are elected or appointed after or upon the closing of this offering and who are not also officers or employees of the Company will also receive options to purchase Common Stock under the Incentive Stock Plan. See "--Stock Option Plans and Agreements."

401(K) PROFIT SHARING PLAN

  In January 1995, the Company adopted a 401(k) Plan (the "401(k) Plan") under which substantially all employees of the Company and its subsidiaries who have completed at least one year of service and attain the age of 21 are eligible to participate, subject to certain other conditions. Eligible participants may elect to defer the receipt of up to a maximum of 15.0% of their annual compensation (up to a maximum dollar amount established in accordance with Section 401(k) of the Code) and have such deferred amounts contributed to the 401(k) Plan. The Company may, in its discretion, make matching contributions which the Company, in its discretion, determines from year to year. The Board of Directors has voted to make a matching contribution equal to 50.0% of the first 4.0% of each eligible participant's 1995 calendar year contribution. The amount of this contribution is not expected to exceed $100,000. Participants are fully vested in their contributions while employer- matching contributions vest over a five year period.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

  The Company's Articles of Incorporation provide that the Company has the power to indemnify any person to the fullest extent permitted by law. The Company has entered into indemnification agreements with each of its directors and executive officers providing the broadest indemnification allowable under the Texas Business Corporation Act. See "Description of Capital Stock-- Indemnification of Officers and Directors; Limitation of Director Liability."

                             CERTAIN TRANSACTIONS

  Stockholders Agreement. The shares of Common Stock are subject to restrictions on transfer pursuant to a stock restriction agreement entered into by the Company and all of the stockholders of the Company. The stock restriction agreement prohibits the sale of Common Stock without first offering such stock for sale to the other stockholders and the Company. This agreement also provides that upon certain events, a stockholder shall sell, and the Company shall purchase, all of the stockholder's stock at a formula price. The Company is currently prohibited from issuing stock to any stockholder unless such stockholder first enters into the stock restriction agreement. This agreement terminates automatically upon the consummation of this offering.

  Reinsurance Arrangements. The Company sells extended service contracts to its customers. The obligations of the Company under these contracts are transferred to Ideal Insurance Company, Ltd. ("Ideal") pursuant to an agreement between the Company and Ideal dated as of January 1, 1994. Ideal reinsures these risks with Amerisure Property & Casualty, Ltd. ("Amerisure"), a company wholly owned by certain principal stockholders of the Company, with Messrs. E. D. Bohls, Siddons, Walton and Simpson owning an aggregate of approximately 76%. These contracts are administered by First Extended Service Corporation ("FESC") and are reinsured under a stop-loss policy issued to Amerisure by FFG Insurance Co. ("FFG"), an affiliate of FESC. In conjunction with these arrangements, the Company pays an agreed amount for each extended service contract which is insured and, in the event of claims under any extended service contracts, Amerisure reimburses the repair facility for the amount of covered claims. Amerisure and/or FFG are financially responsible for any repairs required pursuant to the extended service contract. Upon consummation of this offering, Amerisure will remain a separate legal entity and will maintain its current ownership structure. However, to eliminate any potential conflict of interest, the Company will terminate its relationship with Amerisure effective upon consummation of the offering with respect to future extended service contracts. The Company is evaluating whether to use traditional insurance, to form a wholly owned subsidiary to provide the services previously provided by FESC or to arrange an alternate method of insurance. To provide for the risks associated with the extended service contracts sold by the Company prior to the consummation of this offering, Amerisure intends to retain cash reserves in an amount it believes will reasonably be adequate to cover any of Amerisure's obligations. Moreover, Amerisure has obtained the above described stop-loss policy from FFG. For the fiscal year ended December 31, 1994, and for the fiscal year ended September 30, 1995, the Company received net payments of approximately $350,000 and $448,000, respectively, through the sale of extended service contracts. Over the same period, Amerisure received an aggregate of approximately $700,000, all of which it has reserved against losses with respect to extended service contracts sold to the Company's customers. All of Amerisure's business results from the Company's sale of extended service contracts. Amerisure's underwriting losses and aggregate reinsurance costs will not be determinable until the end of each of the five-year extended service contracts sold prior to this offering. The Company is not affiliated with Ideal, FESC or FFG.

  Employment Arrangements. Executive management, store management and corporate administrative employees are employed by TBC Management, Ltd., a Texas limited partnership (the "Partnership"). The Partnership, in turn, has entered into a Management Agreement with the Company and its subsidiaries and invoices each company monthly for management services rendered. The general partner and 1.0% owner of the Partnership is the Company. The sole limited partner and 99.0% owner of the Partnership is T B C Management, Inc. (the "Delaware Company"), a Delaware company wholly owned by Travis Boats. The operations of the Partnership are accounted for on a consolidated basis with those of the Company. The Delaware Company's income results from distributions of the Partnership and is accordingly taxed under Delaware law. These arrangements allow the Company more easily to allocate costs among the various store locations and to reduce Texas franchise taxes.

  Certain Borrowings. On August 31, 1995, the Company borrowed $300,000 from Amerisure. The Company executed a promissory note in favor of Amerisure for the principal amount of $300,000, repayable at an interest rate of prime plus 0.25% per annum. The note has been paid in full.

  The Company borrowed a total of $150,000 from Joseph E. and Pat Simpson. Joseph E. Simpson is a director and principal stockholder of the Company. The Company borrowed $100,000 on October 11, 1994 and executed an unsecured promissory note for that amount. On January 31, 1995, the $100,000 note was renewed and extended until January 1, 1996. On March 31, 1995, the Company borrowed an additional $50,000 and executed a promissory note for that amount. Both notes were renewed and extended into one $150,000 note on August 31, 1995. The renewed and extended note provided for quarterly interest payments at an interest rate equal to the prime rate minus 0.25%, with the principal balance payable in full on October 1, 1996. The renewed and extended note will be paid in full prior to the consummation of this offering.

  The Company borrowed $175,000 from Capital Commerce Reporter, Inc., a company owned by Joseph E. Simpson and E.D. Bohls, directors and principal stockholders of the Company. The loan was evidenced by two unsecured promissory notes, for $100,000 and $75,000. The notes were originally executed on August 10, 1994 and were renewed and extended on December 31, 1994 and on August 31, 1995. The renewed and extended notes provided for quarterly payments of interest only at a rate equal to the prime rate minus 0.25%, with the principal balance payable in full on October 1, 1996. These loans provided working capital to the Company at a lower cost than was available through its other existing banking relationships. The notes will be paid in full prior to the consummation of this offering.

  E.D. Bohls, Jesse Cox, Robert C. Siddons, Joseph E. Simpson, Ronnie L. Spradling and Mark T. Walton, all of whom are stockholders and officers or directors of the Company, have each executed a personal guaranty, totalling approximately $6.3 million per guarantor, of certain indebtedness of the Company. It is currently contemplated that such guaranties will be released upon completion of this offering.

                      PRINCIPAL AND SELLING STOCKHOLDERS

  The following table sets forth the beneficial ownership of the Common Stock as of March 31, 1996, and as adjusted to reflect the sale of shares offered hereby of (i) each person known to the Company to own beneficially 5% or more of the Common Stock, (ii) each of the Company's directors, (iii) each of the Company's named executive officers, (iv) each Selling Stockholder and (v) all of the Company's executive officers and directors as a group.

                          SHARES BENEFICIALLY               SHARES BENEFICIALLY
                             OWNED BEFORE                       OWNED AFTER
                          THE OFFERING(1)(2)      NUMBER OF   THE OFFERING(3)
                          -----------------------  SHARES   -----------------------
NAME OF BENEFICIAL OWNER    NUMBER     PERCENT     OFFERED    NUMBER     PERCENT
- ------------------------  ------------ ---------- --------- ------------ ----------
E.D. Bohls(4)...........       808,427     30.1%    97,800       710,627     17.8%
Robert C. Siddons(5)....       538,968     20.1     94,900       444,068     11.1
Mark T. Walton(6).......       411,521     15.3     40,000       371,521      9.3
Joseph E. Simpson.......       404,224     15.1     72,700       331,524      8.3
Ronnie L. Spradling(7)..       267,030      9.9     25,000       242,030      6.0
James Bohls(8)..........       252,928      9.4     43,700       209,228      5.2
Jesse C. Cox(9).........       202,112      7.5     43,700       158,412      4.0
Michael B. Perrine(10)..        20,800        *         --        20,800        *
Blake Bohls(11).........        25,408        *      8,000        17,408        *
Mason Bohls(12).........        25,408        *      8,000        17,408        *
Kelly Harber............         8,534        *        500         8,004        *
J. Brooks Rainer........         6,400        *        800         5,600        *
Charles Bell............         9,878        *        800         9,078        *
William M. Breed........        11,691        *      1,600        10,091        *
All executive officers
 and directors
 as a group (six
 persons)(13)...........     2,450,970     90.4%   330,400     2,120,570     52.7%

- -------
  * Less than 1%.
 (1) Except as otherwise indicated, the persons named in the table have sole voting and investment power with respect to the shares of Common Stock shown as beneficially owned by them. Beneficial ownership as reported in the above table has been determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), based on information furnished by the persons listed, and represents the number of shares of Common Stock for which a person, directly or indirectly, through any contract, management, understanding, relationship or otherwise, has or shares voting power, including the power to vote or direct the voting of such shares, or investment power, including the power to dispose or to direct the disposition of such shares, and includes shares which may be acquired upon the exercise of options within 60 days following June 24, 1996, which is the assumed effective date of this offering. The percentages are based upon 2,683,506 shares outstanding as of the date of this Prospectus, and 3,996,006 shares outstanding after giving effect to this offering. Except as otherwise noted below, the address of each holder of 5% or more of the Common Stock is 13045 Research Boulevard, Austin, Texas 78750.
 (2) Does not include options granted to Mark T. Walton, Ronnie L. Spradling and Michael B. Perrine to purchase 16,214, 37,546 and 53,334 shares of Common Stock, respectively, which are not exercisable until more than 60 days after June 24, 1996. See "Management--Stock Option Plans and Agreements."
 (3) Assumes no exercise of the Underwriters' over allotment option.
 (4) Includes 202,112 shares owned by Mr. Bohls' son, James Bohls, to which Mr. E.D. Bohls controls the voting rights. Mr. E.D. Bohls disclaims beneficial ownership of such shares. Also includes 50,816 shares held by trusts for the benefit of James Bohls' children of which James Bohls serves as trustee, but all voting rights have been retained by Mr. E.D. Bohls.
 (5) Includes 19,202 shares held by family trusts over which Mr. Siddons exercises sole voting and investment control.
 (6) Includes 4,053 shares subject to options exercisable within 60 days of June 24, 1996 and 4,268 shares owned and held in trust for Mr. Walton's children, for which the voting rights reside with Mr. Walton.
 (7) Includes 9,387 shares subject to options exercisable within 60 days of June 24, 1996.
 (8) Includes 50,816 shares held by trusts for the benefit of Mr. Bohls' children as to which he serves as trustee with full dispositive power. Mr. E.D. Bohls retains all voting rights in such shares. James Bohls' address is 1301 South IH-35, Austin, Texas 78701.
 (9) Jesse C. Cox's address is 12300 IH-10, San Antonio, Texas 78230.
(10) Includes 13,333 shares subject to options exercisable within 60 days of June 24, 1996.
(11) Shares are held in trust for the benefit of Blake Bohls. Mr. James Bohls serves as trustee with full dispositive power. Mr. E.D. Bohls retains all voting rights in such shares.
(12) Shares are held in trust for the benefit of Mason Bohls. Mr. James Bohls serves as trustee with full dispositive power. Mr. E.D. Bohls retains all voting rights in such shares.
(13) See Notes (6), (7) and (10). Includes 26,773 shares subject to options exercisable within 60 days of June 24, 1996.

                         DESCRIPTION OF CAPITAL STOCK

  The following description of the capital stock of the Company does not purport to be complete and is subject to and qualified in its entirety by the Articles of Incorporation and Bylaws of the Company which are included as exhibits to the registration statement of which this Prospectus is a part, and by the provisions of applicable law.

AUTHORIZED AND OUTSTANDING CAPITAL STOCK

  Effective prior to the closing of this offering, the authorized capital stock of the Company will consist of 50,000,000 shares of Common Stock, $.01 par value, and 1,000,000 shares of Preferred Stock, $.01 par value, issuable in series. As of the date of this Prospectus, 2,683,506 shares of Common Stock were issued and outstanding and held by 24 persons. A total of 133,867 shares of Common Stock are reserved for issuance upon the exercise of options granted to Mark T. Walton, Ronnie L. Spradling and Michael B. Perrine, and 200,000 shares of Common Stock are reserved for issuances of Awards under the Incentive Stock Plan. No shares of Preferred Stock are issued or outstanding.

COMMON STOCK

  The holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders, voting with the holders of Preferred Stock as a single class, except where class voting is required by the Texas Business Corporation Act. Cumulative voting in the election of directors is not permitted and the holders of a majority of the combined number of outstanding shares of Common Stock and Preferred Stock entitled to vote in any election of directors may elect all of the directors standing for election. Upon the closing of this offering, the holders of a majority of the outstanding shares of Common Stock will be able to elect all of the directors.

  Holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor, subject to any preferential dividend rights of outstanding Preferred Stock. Upon a liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive ratably the net assets of the Company available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding Preferred Stock. The holders of Common Stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of Common Stock are, and the shares offered by the Company in this offering, will be, when issued and paid for, fully paid and nonassessable.

PREFERRED STOCK

  The Board of Directors may issue Preferred Stock in one or more series and may designate the dividend rate, voting rights and other rights, preferences and restrictions of each series without further stockholder approval. It is not possible to predict the effect of the issuance of Preferred Stock upon the rights of holders of Common Stock unless and until the Board of Directors determines the specific rights of the holders of a series of Preferred Stock. However, such effects might include, among other things, restricting dividends on Common Stock, diluting the voting power of Common Stock, impairing the liquidation rights of Common Stock and delaying, discouraging or preventing a change in control of the Company without further action by the stockholders.

ANTI-TAKEOVER PROVISIONS

  Certain provisions of the Company's Articles of Incorporation and Bylaws, the Company's Incentive Stock Plan and the indemnification agreements with directors and officers of the Company may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider to be in that stockholder's best interest, including attempts that might result in a premium over the market price for the shares held by stockholders.

  Articles of Incorporation and Bylaws. Pursuant to the Company's Articles of Incorporation, the Company's Board of Directors may issue additional shares of Common Stock or establish one or more series of Preferred Stock having the number of shares, designations, relative voting rights, dividend rates, liquidation and other rights, preferences and limitations that the Board of Directors fixes without stockholder approval. Any additional issuance of Common Stock or designation of rights, preferences, privileges and limitations with respect to Preferred Stock could have the effect of impeding or discouraging the acquisition of control of the Company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of the Company's management. Specifically, if, in the due exercise of its fiduciary obligations, the Board of Directors were to determine that a takeover proposal was not in the Company's best interest, shares could be issued by the Board of Directors without stockholder approval in one or more transactions that might prevent or render more difficult or costly the completion of the takeover transactions by diluting the voting or other rights of the proposed acquiror or insurgent stockholder group, by putting a substantial voting lock in institutional or other hands that might undertake to support the position of the incumbent Board of Directors, by effecting an acquisition that might complicate or preclude the takeover, or otherwise.

  The Company's Bylaws provide that the Board of Directors shall be divided into three classes of two or three directors each, with each class elected for three-year terms expiring in successive years. The Company's Articles of Incorporation also allow the Board of Directors to fix the number of directors in the Bylaws with no minimum or maximum number of directors required. The effect of these provisions may be to delay or prevent a tender offer or takeover attempt that a stockholder might consider to be in his best interest, including attempts that might result in a premium over the market price for the shares held by the stockholders. Cumulative voting in the election of directors is specifically denied. Although the Bylaws do not give the Board any power to approve or disapprove stockholder nominations for the election of directors or of any other business desired by stockholders to be conducted at an annual or any other meeting, provisions of the Bylaws (i) may have the effect of precluding a nomination for the election of directors or precluding the conduct of business at a particular annual meeting if the proper procedures are not followed and (ii) may discourage or deter a third party from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the Company, even if the conduct of such solicitation or attempt might be beneficial to the Company and its stockholders.

  The Company's Articles of Incorporation and Bylaws provide that special meetings of stockholders generally can be called only by the President or Board of Directors or by holders of at least 25% of the voting stock of the Company and provide for an advance notice procedure for the nomination, other than by or at the direction of the Board of Directors or a committee of the Board of Directors, of candidates for election as directors as well as for other stockholder proposals to be considered at annual meetings of stockholders. In general, notice of intent to nominate a director or raise business at such meetings must be received by the Company not less than 30 nor more than 60 days before the meeting, and must contain certain information concerning the person to be nominated or the matters to be brought before the meeting and concerning the stockholder submitting the proposal.

  Incentive Stock Plan. Awards granted pursuant to the Company's Incentive Stock Plan may provide that, under certain circumstances, upon a change in control of the Company, all outstanding stock options will become immediately vested and exercisable in full and the restriction period on any restricted stock award will be accelerated and the restrictions shall expire. It is anticipated that all options granted under the Incentive Stock Plan will contain such a provision. As of the date of this Prospectus, no options have been granted under the Incentive Stock Plan. See "Management--Stock Option Plans and Agreements."

  Indemnification of Officers and Directors; Limitation of Director
Liability. The Company has entered into indemnification agreements with all of its directors and executive officers, which, among other things, require the Company to indemnify directors against liability arising from stockholder claims of a breach of duty by a director if a director votes against a transaction that would result in a change of control of the Company. The Company's Articles of Incorporation also provide that its directors shall not be liable for monetary damages caused by an act or omission occurring in their capacity as directors. This provision does not eliminate the duty of care, and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Texas law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to the Company, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to a director and for payment of dividends or acts or omissions for which a director is made expressly liable by applicable statute. The limitations on liability provided for in the Company's Articles of Incorporation do not affect a director's responsibilities under any other law, such as the federal securities laws or state or federal environmental laws. The Company believes that these provisions will assist the Company in attracting and retaining qualified individuals to serve as executive officers and directors.

TRANSFER AGENT AND REGISTRAR

  The Transfer Agent and Registrar for the Company's Common Stock is KeyCorp Stockholder Services, Inc., Dallas, Texas.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Upon completion of this offering, the Company will have outstanding 3,996,006 shares of Common Stock (4,258,506 shares if the Underwriters' over-allotment option is exercised in full), assuming no exercise of options outstanding as of May 1, 1996. Of these shares, all 1,750,000 of the shares of Common Stock offered hereby (2,012,500 shares if the Underwriters' over-allotment option is exercised in full) will be freely tradeable in the public market without restriction by persons other than "affiliates" of the Company, as that term is defined in Rule 144 under the Securities Act.

  The remaining 2,246,006 shares of Common Stock will be "restricted" securities within the meaning of Rule 144 and may not be sold unless registered under the Securities Act or an exemption therefrom is available, such as Rule 144 or Rule 144A.

  The Company, its officers and directors and certain stockholders, who collectively own an aggregate of 2,683,506 shares of Common Stock prior to the offering, have agreed not to offer for sale, sell or otherwise dispose of, directly or indirectly, any shares of Common Stock (other than the shares to be sold by the Selling Stockholders in this offering) or any securities convertible into or exchangeable or exercisable for Common Stock, or sell or grant options, rights or warrants with respect to any shares of Common Stock (other than the grant of options pursuant to option plans existing on the date hereof), without the prior consent of Robertson, Stephens & Company for a period of 180 days following the date of this Prospectus (the "Lock-Up Period"). Following the expiration of such 180-day period, all of such shares will be eligible for resale in the public market subject, where applicable, to the volume limitations and other requirements of Rule 144. The shares subject to the lock-up agreements include all outstanding shares that would otherwise be eligible for resale in the public market pursuant to Rule 144 beginning 90 days after the date of this Prospectus. In addition to the foregoing, as of May 1, 1996, there were outstanding options to purchase an aggregate of 133,867 shares of Common Stock. Of the shares underlying such options, 26,773 shares will be eligible for sale upon expiration of the Lock-Up Period. The remaining 107,094 shares underlying such options will become eligible for sale more than 180 days after the date of this Prospectus as such options vest. Robertson, Stephens & Company has informed the Company that it has no current intention to release shares during the Lock-Up Period. Any request for release would be evaluated by Robertson, Stephens & Company, and the decision whether to permit early release of shares would be made dependent upon the facts and circumstances existing at the time of the request.

  In general, under Rule 144 as currently in effect, any person (or persons whose shares are aggregated), including an affiliate, who has beneficially owned "restricted" shares for at least two years (including the holding period of any prior owner except an affiliate from whom such shares were purchased) may sell within any three-month period commencing 90 days after the date of this Prospectus, a number of shares that does not exceed the greater of 1.0% of the then outstanding shares of Common Stock (approximately 39,960 shares immediately after this offering, or approximately 42,585 shares if the Underwriters' over-allotment option is exercised in full) or the average weekly trading volume in Common Stock during the four calendar weeks preceding the date on which notice of such sale is filed with the Securities and Exchange Commission (the "Commission"). Sales under Rule 144 are also subject to certain provisions relating to the manner and notice of sale and availability of current public information about the Company. Affiliates may sell shares which are not "restricted" shares in accordance with volume limitations and other restrictions, but without regard to the two-year holding period. A person who is not an affiliate of the Company at any time during the 90 days preceding a sale and who beneficially owns shares that were not acquired from the Company or an affiliate of the Company within the past three years may sell such shares under Rule 144 without regard to volume limitations, manner of sale and notice provisions or the availability of current public information concerning the Company.

  The Company intends to file a registration statement on Form S-8 under the Securities Act to register all 200,000 shares reserved for issuance under the Incentive Stock Plan, as well as 133,867 shares issuable upon exercise of outstanding options under the Option Agreements. All shares acquired in the future under the Incentive Stock Plan or pursuant to the Option Agreements will be available for resale by non-affiliates in the public market without restriction, subject, however, to lock-up agreements with respect to such shares. Shares acquired by affiliates under the Incentive Stock Plan or the Option Agreements may not be resold unless they are registered under the Securities Act or resold pursuant to an exemption from such registration, such as Rule 144.

  Prior to this offering, there has been no public market for the Common Stock, and no prediction can be made as to the effect, if any, that market sales of shares of Common Stock or the availability of shares of Common Stock for sale will have on the market price of the Common Stock prevailing from time to time. Nevertheless, sales of substantial shares of Common Stock of the Company in the public market could adversely affect prevailing market prices and could impair the Company's future ability to raise capital through the sale of its equity securities.

                                 UNDERWRITING

  The Underwriters named below (the "Underwriters"), acting through their representatives, Robertson, Stephens & Company LLC and Principal Financial Securities, Inc. (the "Representatives"), have severally agreed with the Company and the Selling Stockholders, subject to the terms and conditions of the Underwriting Agreement, to purchase from the Company and the Selling Stockholders the number of shares of Common Stock set forth opposite their respective names below. The Underwriters are committed to purchase and pay for all such shares if any are purchased.

                                                                        NUMBER
         UNDERWRITER                                                   OF SHARES
         -----------                                                   ---------
   Robertson, Stephens & Company LLC..................................
   Principal Financial Securities, Inc. ..............................
                                                                       ---------
     Total............................................................ 1,750,000
                                                                       =========

  The Representatives have advised the Company and the Selling Stockholders that the Underwriters propose to offer the shares of Common Stock to the public at the initial public offering price set forth on the cover page of this Prospectus, and to certain dealers at such price less a concession not in
excess of $    per share. The Underwriters may allow, and such dealers may re-
allow, a concession not in excess of $    per share to certain other dealers.
After the initial public offering, the public offering price, concessions and reallowances to dealers may be reduced by the Representatives. No such reduction shall change the amount of proceeds to be received by either the Company or the Selling Stockholders as set forth on the cover of this Prospectus.

  The Company has granted to the Underwriters an option, exercisable not later than 30 days from the date of this Prospectus, to purchase up to 262,500 additional shares of Common Stock at the initial public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof that the number of shares of Common Stock to be purchased by it shown in the above table bears to the total shares of Common Stock listed in such table, and the Company will be obligated, pursuant to such option, to sell such shares to the Underwriters. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of Common Stock offered hereby. If purchased, the Underwriters will offer such additional shares on the same terms as those on which the 1,750,000 shares are being sold.

  The Underwriting Agreement contains covenants of indemnity among the Underwriters, the Company and the Selling Stockholders against certain liabilities, including liabilities under the Securities Act.

  Pursuant to the terms of lock-up agreements, the officers, directors and certain stockholders of the Company, including the Selling Stockholders, who will hold in the aggregate approximately 2,246,006 shares of Common Stock following this offering, have agreed that they will not directly or indirectly offer to sell, sell, or otherwise dispose of shares of Common Stock or any securities convertible or exchangeable therefor, for a period of 180 days after the date of this Prospectus, without the prior written consent of Robertson, Stephens & Company LLC. Robertson, Stephens & Company LLC may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to lock-up agreements. See "Shares Eligible for Future Sale." In addition, the Company has agreed not to offer to sell, sell or otherwise dispose of any shares of Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of Robertson, Stephens & Company LLC, except for the shares of Common Stock offered hereby and except that the Company may issue securities pursuant to the Company's Incentive Stock Plan and upon the exercise of outstanding options.

  The Representatives have advised the Company and the Selling Stockholders that the Underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

  During 1995, the Company paid Principal Financial Securities, Inc. a fee in the amount of $15,000 in connection with its due diligence investigation of the Company relating to this offering.

  Prior to this offering, there has been no public market for the Common Stock of the Company. Consequently, the initial public offering price for the Common Stock will be determined by negotiations among the Company and the Representatives. The factors to be considered in such negotiations will be the prevailing market conditions, the results of operations of the Company in recent periods, the market capitalizations and stages of development of other companies which the Company and the Representatives believe to be comparable to the Company, estimates of the business potential of the Company and the present state of the Company's development. There can be no assurance that an active or orderly trading market will develop for the Company's Common Stock or that the Common Stock will trade in the public market subsequent to this offering at or above the initial public offering price.

                                 LEGAL MATTERS

  Certain legal matters with respect to the validity of shares of Common Stock offered hereby are being passed upon for the Company by Jenkens & Gilchrist, a Professional Corporation, Austin, Texas. Certain legal matters will be passed upon for the Underwriters by Brobeck, Phleger & Harrison LLP, Austin, Texas.

                                    EXPERTS

  The consolidated financial statements of the Company at September 30, 1995 and December 31, 1994 and for the fiscal year ended September 30, 1995 and December 31, 1994, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

  The consolidated financial statements of the Company at December 31, 1993 and for the year then ended appearing in this Prospectus and Registration Statement have been audited by Devona Jeffery, L.L.C., independent auditor, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as expert in accounting and auditing.

  During the fiscal year ended December 31, 1994, Ernst & Young, LLP was engaged as principal independent auditors for the Company to replace Devona Jeffery, L.L.C. which had previously audited the Company's financial statements.

  Devona Jeffery, L.L.C. was dismissed as the Company's independent accountants on July 20, 1994. The reports of Devona Jeffery, L.L.C. on the consolidated financial statements of the Company for the year ended December 31, 1993 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. The decision to change independent accountants was approved by the Board of Directors of the Company. In connection with its audit for the year ended December 31, 1993 and through July 20, 1994, there were no disagreements with Devona Jeffery, L.L.C. on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of Devona Jeffery, L.L.C. would have caused them to make reference thereto in their report on the consolidated financial statements for such year. During the fiscal year ended December 31, 1993 and through July 20, 1994, there were no "reportable events" (as defined in Item 304(a)(l)(v) of Regulation S-K promulgated by the Commission under the Securities Act).

  On approximately July 20, 1994, Ernst & Young LLP was engaged as the Company's principal independent auditors. Prior to engaging Ernst & Young LLP, the Company did not consult Ernst & Young LLP concerning the application of accounting principles to a specified transaction, either complete or proposed, or the type of audit opinion that might be rendered on the Company's financial statements.

  The consolidated statements of operations, retained earnings and cash flows of Red River Marine, Inc. ended September 30, 1994 and 1995, included in this Prospectus and Registration Statement, have been audited by Turner, Burkett & Ring, P.A., Searcy, Arkansas, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                            ADDITIONAL INFORMATION

  The Company has filed a Registration Statement on Form S-1 (the "Registration Statement") with the Commission under the Securities Act in respect of the Common Stock offered hereby. For purposes of this Prospectus, the term "Registration Statement" means the initial Registration Statement and any and all amendments thereto. This Prospectus does not contain all of the information contained in the Registration Statement and the exhibits and schedules thereto, as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement, including the exhibits thereto. Statements herein concerning the contents of any contract or other document filed as an exhibit to the Registration Statement are not necessarily complete, and in each instance reference is made to such contract or other document filed with the Commission as an exhibit to the Registration Statement, or otherwise, each such statement being qualified by and subject to such reference in all respects.

  As a result of the offering, the Company will become subject to the informational requirements of the Exchange Act, and in accordance therewith, will file reports and other information with the Commission. Reports, registration statements, proxy statements, and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at its regional offices located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and 7 World Trade Center, Suite 1300, New York, New York 10048. In addition, the Commission maintains a Web site at http.//www.sec.gov containing reports, proxy and information statements and other information regarding registrants that file electronically with the Commission, including the Company.

  The Company intends to furnish its stockholders with annual reports containing audited consolidated financial statements certified by its independent public accountants and quarterly reports for the first three quarters of each fiscal year containing unaudited financial information.

                  TRAVIS BOATS & MOTORS, INC. AND SUBSIDIARIES

                         INDEX TO FINANCIAL STATEMENTS

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Unaudited Pro Forma Condensed Consolidated Financial Statements...........   F-2
Unaudited Pro Forma Condensed Consolidated Statement of Operations for the
 nine months ended
 September 30, 1995.......................................................   F-3
HISTORICAL FINANCIAL STATEMENTS
TRAVIS BOATS & MOTORS, INC. AND SUBSIDIARIES
Audited Consolidated Financial Statements
Reports of Independent Auditors...........................................   F-4
Consolidated Balance Sheets--December 31, 1993 and 1994, and September 30,
 1995.....................................................................   F-6
Consolidated Statements of Operations for the Years ended December 31,
 1993 and 1994 and the nine months ended September 30, 1995...............   F-7
Consolidated Statements of Stockholders' Equity for the Years ended Decem-
 ber 31, 1993 and 1994 and the nine months ended September 30, 1995.......   F-8
Consolidated Statements of Cash Flows for the Years ended December 31,
 1993 and 1994 and the nine months ended September 30, 1995...............   F-9
Notes to Consolidated Financial Statements................................  F-10
Unaudited Interim Financial Statements
Unaudited Condensed Consolidated Balance Sheet as of March 31, 1996.......  F-19
Unaudited Condensed Consolidated Statements of Operations for the six
 months ended March 31, 1995 and 1996.....................................  F-20
Unaudited Condensed Consolidated Statements of Cash Flows for the six
 months ended March 31, 1995 and 1996.....................................  F-21
Notes to Unaudited Condensed Consolidated Financial Statements............  F-22
RED RIVER MARINE, INC. AND SUBSIDIARY
Audited Consolidated Financial Statements
Report of Independent Auditors............................................  F-24
Consolidated Statements of Income and Retained Earnings for the Years
 ended September 30, 1994 and 1995........................................  F-25
Consolidated Statements of Cash Flows for the Years ended September 30,
 1994 and 1995............................................................  F-26
Notes to Financial Statements.............................................  F-27

                 TRAVIS BOATS & MOTORS, INC. AND SUBSIDIARIES

        UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

  The unaudited pro forma condensed consolidated statements of operations of Travis Boats & Motors, Inc. (the Company) for the nine months ended September 30, 1995 reflect adjustments as if the acquisition of Red River Marine, Inc. and the repayment of certain existing debt as contemplated by the Registration Statement had occurred as of January 1, 1995.

  The acquisition of Red River Marine, Inc. occurred on September 20, 1995 and has been accounted for using the purchase method of accounting for business combinations. Accordingly, the historical consolidated statements and operations of the Company include the operations of Red River Marine, Inc. since September 20, 1995.

  The unaudited pro forma condensed consolidated financial statements should be read in conjunction with the separate historical financial statements of Travis Boats & Motors, Inc. and Red River Marine, Inc., related notes and "Management's Discussions and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this Registration Statement. The pro forma information is not necessarily indicative of the results that would have been obtained had the acquisition of Red River Marine, Inc. actually occurred on the date assumed herein, nor is the pro forma information indicative of the future results of the Company and its consolidated subsidiaries.

                 TRAVIS BOATS & MOTORS, INC. AND SUBSIDIARIES

      UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                     NINE MONTHS ENDED SEPTEMBER 30, 1995

                         TRAVIS BOATS                      LESS
                           & MOTORS       RED RIVER     RED RIVER
                          NINE MONTHS      MARINE         MARINE
                             ENDED       YEAR ENDED    THREE MONTHS
                         SEPTEMBER 30,  SEPTEMBER 30,     ENDED                         TRAVIS BOATS
                             1995           1995       DECEMBER 31,  PRO FORMA            & MOTORS
                          HISTORICAL     HISTORICAL        1994     ADJUSTMENTS          PRO FORMA
                         -------------  -------------  ------------ -----------         ------------
Net sales............... $ 41,442,349   $ 14,085,084    $ 897,821    $     --           $ 54,629,612
Cost of goods sold......  (31,136,555)   (11,316,009)    (753,022)         --            (41,699,542)
                         ------------   ------------    ---------    ---------          ------------
Gross profit............   10,305,794      2,769,075      144,799          --             12,930,070
Operating expenses......   (6,569,809)    (2,573,890)    (484,640)     (27,500) (a),(b)   (8,686,559)
Interest expense........     (670,020)      (331,318)     (51,956)     523,000 (c),(d)      (426,382)
Other income............      133,849         85,240        7,619          --                211,470
                         ------------   ------------    ---------    ---------          ------------
Income (loss) before
 income taxes...........    3,199,814        (50,893)    (384,178)     495,500             4,028,599
Income tax (expense)....   (1,149,621)           --           --      (300,675)(e)        (1,450,296)
                         ------------   ------------    ---------    ---------          ------------
Net income (loss)....... $  2,050,193   $    (50,893)   $(384,178)   $ 194,825          $  2,578,303
                         ============   ============    =========    =========          ============
Net income per common
 share.................. $        .76                                                   $        .65
                         ============                                                   ============
Weighted average common
 shares outstanding.....    2,683,506                                                      3,996,006

  The following pro forma adjustments reflect the effect of the acquisition of Red River Marine, Inc. and the transactions contemplated by the Registration Statement as if such acquisition and such transactions had occurred on January 1, 1995. Adjustments included in the unaudited pro forma condensed consolidated statement of operations for the nine months ended September 30, 1995 are as follows:

    (a) To eliminate costs in the amount of $25,000 incurred by Red River Marine in connection with the acquisition.

    (b) To reflect nine months of amortization expense in the amount of $52,500 on costs in excess of net assets acquired recorded in connection with the acquisition.

    (c) To reflect nine months of interest expense in the amount of $84,000 on notes payable issued in connection with the acquisition (average interest rate of 8.75%).

    (d) To eliminate interest expense on debt to be retired with proceeds from the transactions contemplated by the Registration Statement as follows:

    . $523,000 related to floor plans payable and revolving lines of credit
      (average interest rate of 5.3%)

    . $84,000 related to notes payable issued in connection with the acquisition (average interest rate of 8.75%)

    (e) To reflect income taxes at the Company's effective tax rate of 36%.

                        REPORT OF INDEPENDENT AUDITORS

The Board of Directors
Travis Boats & Motors, Inc. and Subsidiaries

  We have audited the accompanying consolidated balance sheets of Travis Boats & Motors, Inc. and Subsidiaries as of September 30, 1995 and December 31, 1994 and the related consolidated statements of operations, stockholders' equity and cash flows for the nine-month period ended September 30, 1995 and the year ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Travis Boats & Motors, Inc. and Subsidiaries as of September 30, 1995 and December 31, 1994 and the consolidated results of their operations and their cash flows for the nine-month period ended September 30, 1995 and the year ended December 31, 1994, in conformity with generally accepted accounting principles.

                                          Ernst & Young LLP

November 8, 1995, except for Note 10,
 as to which the date is May 3, 1996
Austin, Texas

                                                                   May 17, 1994

President and Board of Directors
Travis Boats & Motors, Inc.
and Subsidiary Companies
Austin, Texas

  We have audited the Consolidated Accompanying Balance Sheet of Travis Boats & Motors, Inc. and Subsidiary Companies as of December 31, 1993, and the related Consolidated Statements of Operations, Stockholders' Equity and Cash Flows for the year then ended, in accordance with standards established by the American Institute of Certified Public Accountants. All information included in these financial statements are the representation of management of Travis Boats & Motors, Inc. and Subsidiary Companies. Our responsibility is to express an opinion on these Financial Statements based on our independent audit.

  We conducted the audit in accordance with Generally Accepted Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

  In our opinion, the consolidated balance sheet of Travis Boats & Motors, Inc. and Subsidiary Companies as of December 31, 1993 presents fairly, in all material respects, the financial position of Travis Boats & Motors, Inc. and Subsidiary Companies and the results of their operations and their cash flows for the year then ended, in conformity with Generally Accepted Accounting Principles.

                                          Devona Jeffery, L.L.C.
Austin, Texas

                  TRAVIS BOATS & MOTORS, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                             DECEMBER 31,         SEPTEMBER 30,
                                        ------------------------  -------------
                                           1993         1994          1995
                                        -----------  -----------  -------------
ASSETS
Current assets:
 Cash and cash equivalents............. $   139,162  $   258,752   $   996,058
 Accounts receivable...................     375,503      223,608     1,046,717
 Prepaid expenses......................     135,877       73,190        48,559
 Inventories...........................  10,704,170   13,494,799    14,270,312
 Deferred tax asset....................         --           --        115,375
                                        -----------  -----------   -----------
   Total current assets................  11,354,712   14,050,349    16,477,021
Property and equipment:
 Land..................................   1,138,287    1,500,718     1,815,718
 Buildings and improvements............   1,897,149    2,246,627     4,183,718
 Furniture, fixture and equipment......     798,864      938,970     1,351,449
                                        -----------  -----------   -----------
                                          3,834,300    4,686,315     7,350,885
 Less accumulated depreciation.........  (1,150,909)  (1,342,728)   (1,559,693)
                                        -----------  -----------   -----------
                                          2,683,391    3,343,587     5,791,192
Deferred tax asset.....................         --           --         21,300
Goodwill...............................      14,167          --        750,000
Noncompete agreement...................         --           --        300,000
Other assets...........................      35,700       40,167        17,150
                                        -----------  -----------   -----------
   Total assets........................ $14,087,970  $17,434,103   $23,356,663
                                        ===========  ===========   ===========
LIABILITIES
Current liabilities:
 Accounts payable...................... $   337,649  $   196,056   $   461,919
 Accrued liabilities...................     197,568      784,165     1,188,355
 Federal income taxes payable..........     201,239      226,535       576,157
 Current portion of notes payable and
  other short-term obligations.........  10,607,640   10,977,126    11,442,625
                                        -----------  -----------   -----------
   Total current liabilities...........  11,344,096   12,183,882    13,669,056
Notes payable, less current portion....   1,012,644    2,587,994     4,875,745
Deferred revenue.......................      21,011          --            --
Redeemable preferred stock, Series A,
 $100 par value, 10.5% noncumulative,
 nonvoting, 10,000 shares authorized,
 2,250, 1,000, and -0- shares issued
 and outstanding at December 31, 1993
 and 1994, and September 30, 1995,
 respectively..........................     225,000      100,000           --
Stockholders' equity:
 Common stock, $.01 par value,
  50,000,000 shares authorized,
  2,564,331, 2,635,865 and 2,683,506
  shares issued and outstanding at
  December 31, 1993 and 1994, and at
  September 30, 1995, respectively.....      25,643       26,358        26,835
 Paid-in capital.......................       5,947       66,670       138,511
 Retained earnings.....................   1,572,854    2,596,323     4,646,516
 Notes receivable--stockholders........    (119,225)    (127,124)          --
                                        -----------  -----------   -----------
   Total stockholders' equity..........   1,485,219    2,562,227     4,811,862
                                        -----------  -----------   -----------
   Total liabilities and stockholders'
    equity............................. $14,087,970  $17,434,103   $23,356,663
                                        ===========  ===========   ===========

                            See accompanying notes.

                  TRAVIS BOATS & MOTORS, INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OPERATIONS

                                             YEAR ENDED           NINE MONTHS
                                            DECEMBER 31,             ENDED
                                       ------------------------  SEPTEMBER 30,
                                          1993         1994          1995
                                       -----------  -----------  -------------
Net sales............................. $25,756,505  $37,224,643   $41,442,349
Cost of goods sold....................  19,810,693   28,490,216    31,136,555
                                       -----------  -----------   -----------
Gross profit..........................   5,945,812    8,734,427    10,305,794
Selling, general and administrative
 expenses.............................   4,496,029    6,332,883    6,352,844
Depreciation and amortization.........     179,527      266,299       216,965
                                       -----------  -----------   -----------
                                         4,675,556    6,599,182     6,569,809
                                       -----------  -----------   -----------
Operating income......................   1,270,256    2,135,245     3,735,985
Interest expense......................    (449,364)    (628,685)     (670,020)
Other income..........................      82,822       61,348       133,849
                                       -----------  -----------   -----------
Income before income taxes............     903,714    1,567,908     3,199,814
Income taxes..........................     307,262      544,439     1,149,621
                                       -----------  -----------   -----------
Net income............................ $   596,452  $ 1,023,469   $ 2,050,193
                                       ===========  ===========   ===========
Net income per common share........... $       .23  $       .39   $       .76
                                       ===========  ===========   ===========
Weighted average common shares out-
 standing.............................   2,611,972    2,647,739     2,683,506


                            See accompanying notes.

                  TRAVIS BOATS & MOTORS, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                            COMMON STOCK                           NOTES
                          ----------------- PAID-IN   RETAINED  RECEIVABLE--
                           SHARES   AMOUNT  CAPITAL   EARNINGS  STOCKHOLDERS   TOTAL
                          --------- ------- -------- ---------- ------------ ----------
BALANCE AT DECEMBER 31,
 1992...................  2,564,331 $25,643 $  5,947 $  976,402  $(173,066)  $  834,926
 Net income.............        --      --       --     596,452        --       596,452
 Net proceeds on notes
  receivable--
  stockholders..........        --      --       --         --      53,841       53,841
                          --------- ------- -------- ----------  ---------   ----------
BALANCE AT DECEMBER 31,
 1993 ..................  2,564,331  25,643    5,947  1,572,854   (119,225)   1,485,219
 Issuance of common
  stock.................     71,534     715   60,723        --         --        61,438
 Net income.............        --      --       --   1,023,469        --     1,023,469
 Net proceeds (issuance)
  on notes receivable--
  stockholders..........        --      --       --         --      (7,899)      (7,899)
                          --------- ------- -------- ----------  ---------   ----------
BALANCE AT DECEMBER 31,
 1994...................  2,635,865  26,358   66,670  2,596,323   (127,124)   2,562,227
 Issuance of common
  stock.................     47,641     477   71,841        --         --        72,318
 Net income.............        --      --       --   2,050,193        --     2,050,193
 Net proceeds on notes
  receivable--
  stockholders..........        --      --       --         --     127,124      127,124
                          --------- ------- -------- ----------  ---------   ----------
BALANCE AT SEPTEMBER 30,
 1995...................  2,683,506 $26,835 $138,511 $4,646,516  $     --    $4,811,862
                          ========= ======= ======== ==========  =========   ==========


                            See accompanying notes.

                  TRAVIS BOATS & MOTORS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                   NINE MONTHS
                                              YEAR ENDED              ENDED
                                             DECEMBER 31,         SEPTEMBER 30,
                                        ------------------------  -------------
                                           1993         1994          1995
                                        -----------  -----------  -------------
OPERATING ACTIVITIES:
Net income............................  $   596,452  $ 1,023,469   $ 2,050,193
Adjustments to reconcile net income to
 net cash (used in) provided by
 operating activities:
  Depreciation and amortization.......      179,527      266,299       216,965
  Loss on disposal of assets..........        1,000       19,381           --
  Changes in operating assets and lia-
   bilities:
    (Increase) decrease in accounts
     receivable.......................     (111,298)     151,895      (823,109)
    (Increase) decrease in prepaid as-
     sets.............................      (56,538)      62,687        24,631
    (Increase) decrease in invento-
     ries.............................   (3,260,728)  (2,790,629)      349,830
    Decrease in other assets..........        7,469        9,700        23,017
    Increase in deferred tax asset....          --           --       (136,675)
    Increase (decrease) in accounts
     payable..........................      320,021     (141,593)      265,863
    Increase in accrued liabilities...       50,654      586,597       404,190
    Increase in income taxes payable..       21,358       25,296       349,622
    Decrease in deferred charges......     (113,167)     (21,011)          --
                                        -----------  -----------   -----------
Net cash (used in) provided by operat-
 ing activities.......................   (2,365,250)    (807,909)    2,724,527
INVESTING ACTIVITIES:
Purchase of business..................          --           --       (916,345)
Purchase of property and equipment....   (1,085,229)    (937,004)   (1,885,345)
                                        -----------  -----------   -----------
Net cash used in investing
 activities...........................   (1,085,229)    (937,004)   (2,801,690)
FINANCING ACTIVITIES:
Net increase in notes payable and
 other short-term obligations.........    3,431,426    1,935,964       715,027
Issuance of common stock..............          --        61,488        72,268
Redemption of preferred stock.........          --      (125,000)     (100,000)
Net proceeds (issuance) on notes
 receivable--stockholders.............       53,841       (7,949)      127,174
                                        -----------  -----------   -----------
Net cash provided by financing
 activities...........................    3,485,267    1,864,503       814,469
Increase in cash and cash
 equivalents..........................       34,788      119,590       737,306
Cash and cash equivalents, beginning
 of year..............................      104,374      139,162       258,752
                                        -----------  -----------   -----------
Cash and cash equivalents, end of
 year.................................  $   139,162  $   258,752   $   996,058
                                        ===========  ===========   ===========

                            See accompanying notes.

                 TRAVIS BOATS & MOTORS, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                              SEPTEMBER 30, 1995

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Description of Business and Consolidation

  Travis Boats & Motors, Inc. (the "Company") is a retailer of boats, motors, trailers and related watersport accessories. The Company operates 11 locations in Texas, Louisiana and Arkansas. The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. In 1995, the Company changed its fiscal year end from December 31 to September 30 to coincide with the seasonal cycle of its business.

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

 Cash and Cash Equivalents

  For purposes of the statement of cash flows, the Company considers all investments with maturities of ninety days or less when purchased to be cash equivalents.

 Inventories

  Inventories consist of boats, motors, trailers and related watersport parts and accessories. Inventories are carried at the lower of cost or market. Cost for boats, motors and trailers is determined using the specific identification method. Cost for parts and accessories is determined using the first-in first-out method.

 Property and Equipment

  Property and equipment are stated at cost. Provisions for depreciation are determined using double-declining balance and straight-line methods. The Company uses estimated useful lives of 5-20 years for buildings and improvements and 5-10 years for furniture, fixtures and equipment. The Company capitalized interest of approximately $80,000 during the nine months ended September 30, 1995 in connection with the construction of a store location. No interest was capitalized in the years ended December 31, 1993 and 1994.

 Income Taxes

  In accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," deferred income taxes are provided for temporary differences between the basis of assets and liabilities for financial reporting purposes and for income tax return purposes.

 Intangible Assets

  Amounts assigned to intangible assets are amortized over the respective estimated useful lives using the straight-line method as follows:

                                                          LIFE
                                                        --------
         Noncompete agreement..........................  7 years
         Goodwill...................................... 25 years

                 TRAVIS BOATS & MOTORS, INC. AND SUBSIDIARIES

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

  Goodwill and other intangible assets are recorded at the lower of unamortized cost or fair value. Management reviews the valuation and amortization of intangible assets on a periodic basis, taking into consideration any events or circumstances which might result in diminished fair value. If this review indicates goodwill will not be recoverable, as determined by the undiscounted cash flows of the entity acquired over the remaining amortization period, the carrying value of the goodwill is reduced by the estimated shortfall of cash flows.

 Accounts Receivable

  Accounts receivable potentially expose the Company to concentrations of credit risk, as defined by the Statement of Financial Accounting Standards No. 105, "Disclosure of Information about Financial Instruments with Off-Balance Sheet Risk and Financial Instruments with Concentrations of Credit Risk." Accounts receivable consist primarily of amounts due from financial institutions upon sales contract funding and amounts due from vendors under rebate programs. There was no allowance for doubtful accounts recorded at December 31, 1993 and 1994 and September 30, 1995.

 Pre-opening Costs

  Pre-opening costs related to new store locations are expensed as incurred.

 Advertising Costs

  Advertising costs are expensed as incurred and were approximately $178,000, $334,000, and $353,000 during the years ended December 31, 1993 and 1994 and the nine months ended September 30, 1995, respectively.

  Notes Payable and Other Short-Term Obligations

  Interest expense on notes payable and other short-term obligations is recorded as incurred. No interest expense is recorded during portions of the year on certain floor plan payables which include non-interest bearing payment terms.

 Net Income per Common Share

  Net income per common share is based on the weighted average number of common shares outstanding during the period. Common stock issued during the nine months ended September 30, 1995 has been included in the calculation of weighted average common shares outstanding for all periods presented. The effect of common stock equivalents is not significant.

 Recently Issued Accounting Standards

  In March 1995, the FASB issued Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Statement No. 121 also addresses the accounting for long-lived assets that are held for disposition. The Company will adopt Statement No. 121 in 1996 and, based on current circumstances, does not expect a material impact to the Company's results of operations or financial position.

                 TRAVIS BOATS & MOTORS, INC. AND SUBSIDIARIES

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

  In October 1995, the FASB issued Statement No. 123, "Accounting for Stock-Based Compensation," which prescribes accounting and reporting standards for all stock-based compensation plans, including employee stock options. The Company must adopt the provisions of Statement No. 123 during the year ended September 30, 1996. Under such provisions, the Company may elect to expense the fair value of stock-based compensation or provide pro forma disclosures of what net income would have been had the Company adopted the new fair value method for recognition purposes. The Company continues to evaluate the provisions of Statement No. 123 and has not determined whether it will adopt the Statement for expense recognition purposes.

 Reclassifications

  Certain 1993 and 1994 amounts have been reclassified in order to conform with the 1995 presentation.

2. NOTES PAYABLE AND OTHER SHORT-TERM OBLIGATIONS

  Notes payable and other short-term obligations consist of the following:

                                              DECEMBER 31
                                       --------------------------  SEPTEMBER 30
                                           1993          1994          1995
                                       ------------  ------------  ------------
      Floor plan payables............. $  8,790,002  $ 10,223,665  $ 10,302,562
      Revolving lines of credit.......      540,000       570,000       667,143
      Notes payable...................    2,290,282     2,771,455     5,348,665
                                       ------------  ------------  ------------
        Total notes payable and other
         short-term obligations.......   11,620,284  $ 13,565,120    16,318,370
      Less current portion............  (10,607,640)  (10,977,126)  (11,442,625)
                                       ------------  ------------  ------------
        Total notes payable and other
         short-term obligations, less
         current portion.............. $  1,012,644  $  2,587,994  $  4,875,745
                                       ============  ============  ============

  Floor plan payables consist of the following:

                                               DECEMBER 31,
                                          ---------------------- SEPTEMBER 30,
                                             1993       1994         1995
                                          ---------- ----------- -------------
      Floor plan payable to bank under a
       $7,500,000 revolving line of
       credit agreement with interest
       floating at prime plus .25%,
       maturing July 1996...............  $3,658,375 $ 4,268,901  $ 2,163,267
      Floor plan payable to bank under
       revolving line of credit
       agreements totaling $4,050,000
       with interest floating at prime
       plus .50% to prime plus 1%,
       maturing May 1996 and August
       1996.............................     630,220     610,185    1,224,389
      Floor plans payable to commercial
       finance companies under revolving
       line of credit agreements with
       interest ranging from 0% to prime
       plus 4.75% with no stated
       maturity date....................   4,501,407   5,344,579    6,914,906
                                          ---------- -----------  -----------
      Total floor plans payable.........  $8,790,002 $10,223,665  $10,302,562
                                          ========== ===========  ===========

                 TRAVIS BOATS & MOTORS, INC. AND SUBSIDIARIES

2. NOTES PAYABLE AND OTHER SHORT-TERM OBLIGATIONS (CONTINUED)

  The floor plan payables are collateralized by specific boat, motor and trailer inventory, as well as general security filings on all inventory and equipment. The floor plan payables to finance companies include non-interest bearing payment terms for part of the calendar year (typically the months of August through April). As of December 31, 1993 and 1994, and September 30, 1995, the amount of non-interest bearing floor plans payable to finance companies was $4,389,639, $4,478,125 and $6,522,829, respectively.

  Floor plan payables of certain of the Company's subsidiaries are guaranteed by the Company. Certain floor plan payables are guaranteed in limited dollar amounts by various stockholders of the Company. The Company is significantly limited as to annual dividends for preferred and common stock.

  Borrowings under revolving lines of credit consist of the following:

                                                  DECEMBER 31,
                                                ----------------- SEPTEMBER 30,
                                                  1993     1994       1995
                                                -------- -------- -------------
      Note payable to bank under a $500,000
       revolving line of credit agreement with
       interest at prime plus .25%, due July
       1996...................................  $500,000 $500,000   $470,000
      Notes payable to bank under $250,000
       revolving line of credit agreements
       with interest at prime plus 1%, due
       February 1996 and May 1996.............    40,000   70,000    197,143
                                                -------- --------   --------
      Borrowings under lines of credit........  $540,000 $570,000   $667,143
                                                ======== ========   ========

  The weighted average interest rate on floor plan payables and revolving lines of credit outstanding as of December 31, 1993, December 31, 1994 and September 30, 1995 is 3.9%, 5.2% and 5.3%, respectively.

  Notes payable consist of the following:

                                              DECEMBER 31,
                                          --------------------- SEPTEMBER 30,
                                             1993       1994        1995
                                          ---------- ---------- -------------
      Mortgage notes payable to various
       banks, organizations and
       individuals under deeds of trust
       with interest ranging from 6.0% to
       10.5% due in monthly principal and
       interest installments ranging from
       $1,225 to $30,114, maturing
       beginning in April 1998........... $1,269,105 $2,134,561  $3,266,475
      Notes payable to various banks, a
       corporation and an individual for
       equipment with interest ranging
       from 6.99% to 11.0%, due in
       monthly installments ranging from
       $333 to $10,500, maturing
       beginning in December 1995........    130,065     85,228     580,524
      Notes payable to individuals with
       interest at prime plus 1% fixed
       annually, due in annual principal
       installments of $20,000
       (aggregate) plus interest,
       maturing October 1997,
       collateralized by approximately
       90,000 shares of the Company's
       outstanding common stock owned by
       certain directors and officers of
       the Company.......................     80,000     60,000      60,000

                 TRAVIS BOATS & MOTORS, INC. AND SUBSIDIARIES

2. NOTES PAYABLE AND OTHER SHORT-TERM OBLIGATIONS (CONTINUED)

                                                DECEMBER 31,
                                            --------------------- SEPTEMBER 30,
                                               1993       1994        1995
                                            ---------- ---------- -------------
      Notes payable (unsecured) to
       corporation(s) owned by various
       stockholders of the Company and to
       stockholders individually, with
       interest due quarterly at various
       rates at or below prime plus 1%,
       maturing October 1996..............      91,667    491,666     641,666
      Note payable to individual with
       interest at 8.75%, due in monthly
       principal and interest installments
       of $12,543, maturing November
       2002...............................         --         --      800,000
      Interim construction note payable to
       a bank under a deed of trust with
       interest at prime plus 1%, maturing
       April 1994.........................     705,834        --          --
      Note payable to individual with
       interest at 10%, due in monthly
       principal and interest installments
       of $1,186..........................      13,611        --          --
                                            ---------- ----------  ----------
      Total notes payable.................  $2,290,282 $2,771,455  $5,348,665
                                            ========== ==========  ==========

  Certain notes payable are collateralized by assets of the Company including inventory, accounts receivable, equipment, leasehold improvements, vehicles, company stock, land and buildings. Notes payable of certain of its subsidiaries are guaranteed by the Company. Certain notes payable are guaranteed in limited dollar amounts by various stockholders of the Company.

  Interest paid was approximately $440,000, $641,000, and $843,000, in the years ended December 31, 1993 and 1994 and the nine months ended September 30, 1995, respectively.

  Aggregate maturities required on notes payable at September 30, 1995 are as follows:

          YEAR ENDING
         SEPTEMBER 30
         ------------
          1996....................................... $  472,920
          1997.......................................  1,208,899
          1998.......................................    534,539
          1999.......................................    360,868
          2000.......................................    492,964
          Thereafter.................................  2,278,475
                                                      ----------
                                                      $5,348,665
                                                      ==========

3. LEASES

  The Company leases various facilities under operating leases. Rent expense was $246,979 in 1993, $214,421 in 1994 and $188,581 in 1995. Generally, the
leases provide for renewals for various periods at stipulated rates. Future minimum rentals due under noncancelable leases are as follows for each of the years ending September 30:

         1996.......................................... $227,748
         1997..........................................   36,066
         1998 and thereafter...........................      --

  In addition, under most of the Company's leases, the Company has renewal options at varying terms.

                 TRAVIS BOATS & MOTORS, INC. AND SUBSIDIARIES

4. ACQUISITION

  Effective September 20, 1995, the Company acquired Red River Marine, Inc. with retail store locations in Hot Springs and Heber Springs, Arkansas. This acquisition included land and building (Hot Springs location) and boat, motor and trailer inventory, as well as parts and accessories inventory of each location. The purchase price was $2,517,417 of which approximately $1,600,000 was financed by the issuance of notes payable to the seller.

  The acquisition has been accounted for using the purchase method of accounting and, accordingly, the operating results of Red River Marine, Inc. have been included in the consolidated financial statements from the date of acquisition. The purchase price ($2,517,417) and liabilities assumed ($437,150) have been allocated to the tangible net assets acquired ($1,904,567) based on their respective fair values at the date of acquisition. The resulting excess purchase price ($1,050,000) was allocated to a noncompete agreement ($300,000) and goodwill ($750,000).

  The unaudited pro forma combined condensed results of operations of the Company for the nine months ended September 30, 1995 and the year ended December 31, 1994 as if the purchase had occurred on January 1, 1994 on the basis described above are as follows:

                                                                 NINE MONTHS
                                               YEAR ENDED           ENDED
                                            DECEMBER 31, 1994 SEPTEMBER 30, 1995
                                            ----------------- ------------------
      Revenue..............................    $50,400,575       $54,629,612
                                               ===========       ===========
      Net income...........................    $ 1,341,310       $ 2,469,132
                                               ===========       ===========
      Net income per common share..........    $       .51       $       .92
                                               ===========       ===========

  The pro forma information does not purport to represent what the Company's results of operations would actually have been had the acquisition occurred at the beginning of the period indicated, nor to project the Company's results of operations for any future date or period.

5. INCOME TAXES

  In 1992, the Financial Accounting Standards Board issued Statement No. 109, "Accounting for Income Taxes." The Company adopted the provisions of the new standard in its financial statements for the year ended December 31, 1994. The cumulative effect as of January 1, 1994 of adopting the Standard was immaterial and the prior year financial statements have not been restated to reflect the change in accounting method.

  Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

                                 DECEMBER 31,
                                 ------------- SEPTEMBER 30,
                                  1993   1994      1995
                                 ------ ------ -------------
      Deferred tax assets:
        Book over tax deprecia-
         tion................... $  --  $  --    $ 21,300
        Accrued salaries and
         wages..................    --     --     115,375
                                 ------ ------   --------
      Total deferred tax as-
       sets.....................    --     --     136,675
      Valuation allowance for
       deferred tax assets......    --     --         --
                                 ------ ------   --------
      Net deferred tax assets... $  --  $  --    $136,675
                                 ====== ======   ========

                 TRAVIS BOATS & MOTORS, INC. AND SUBSIDIARIES

5. INCOME TAXES (CONTINUED)

  Significant components of the provision for income taxes are as follows:

                                                                    NINE MONTHS
                                            YEAR ENDED DECEMBER 31     ENDED
                                            ----------------------- SEPTEMBER 30
                                               1993        1994         1995
                                            ----------- ----------- ------------
Current expense:
  Federal.................................. $   307,262 $   523,589  $1,243,371
  State....................................         --       20,850      42,925
                                            ----------- -----------  ----------
    Total current expense..................     307,262     544,439   1,286,296
                                            =========== ===========  ==========
Deferred expense (benefit):
  Federal..................................         --          --     (130,900)
  State....................................         --          --       (5,775)
                                            ----------- -----------  ----------
    Total deferred expense (benefit).......         --          --     (136,675)
                                            ----------- -----------  ----------
Total provision for income taxes........... $   307,262 $   544,439  $1,149,621
                                            =========== ===========  ==========

  The differences between the effective tax rate and the U.S. federal statutory rate of 34% are reconciled as follows:

                                                                   NINE MONTHS
                                          YEAR ENDED DECEMBER 31      ENDED
                                          -----------------------  SEPTEMBER 30
                                             1993        1994          1995
                                          ----------- -----------  ------------
Income tax expense at the federal statu-
 tory rate..............................  $   307,262 $   533,089   $1,087,937
 State income taxes.....................          --       20,850       37,150
 Other..................................          --       (9,500)      24,534
                                          ----------- -----------   ----------
                                          $   307,262 $   544,439   $1,149,621
                                          =========== ===========   ==========

  Income taxes paid were approximately $162,000, $528,000 and $855,000, in the years ended December 31, 1993 and 1994 and the nine months ended September 30, 1995, respectively.

6. REDEEMABLE PREFERRED STOCK

  On August 31, 1989, the Company issued 2,250 shares of Series A redeemable preferred stock for $225,000. The preferred stock is noncumulative and has a par value and redemption value of $100 per share. The holders of the preferred stock are entitled to receive dividends at the rate of 10.5% annually if declared by the Board of Directors. No dividends were declared or paid during the years ended December 31, 1993 and 1994 and the nine months ended September 30, 1995. The Company must redeem all preferred stock outstanding within 10 years from the date of issuance or August 31, 1999. The Company redeemed 1,250 shares in 1994 and 1,000 shares in 1995 for $125,000 and $100,000, respectively. No preferred stock was outstanding at September 30, 1995.

7. STOCKHOLDERS' EQUITY

  In March 1994, the Board of Directors of the Company approved a 199 for 1 stock dividend for stockholders of record as of March 31, 1994. See also Note 10.

  The Company has granted options to purchase shares of the Company's common stock to certain officers of the Company which vest over five years.

                 TRAVIS BOATS & MOTORS, INC. AND SUBSIDIARIES

7. STOCKHOLDERS' EQUITY (CONTINUED)


  Total option activity for the years ended December 31, 1993 and 1994 and the nine months ended September 30, 1995, was as follows:

                                                               NUMBER OF
                                                                SHARES   PRICE $
                                                               --------- -------
      Outstanding at December 31, 1992........................      --      --
        Granted...............................................      --      --
        Exercised.............................................      --      --
        Expired...............................................      --      --
                                                                -------
      Outstanding at December 31, 1993........................      --      --
        Granted...............................................      --      --
        Exercised.............................................      --      --
        Expired...............................................      --      --
                                                                -------
      Outstanding at December 31, 1994........................      --      --
        Granted...............................................  133,867   $5.25
        Exercised.............................................      --      --
        Expired...............................................      --      --
                                                                -------
      Outstanding at September 30, 1995.......................  133,867   $5.25
                                                                =======
      Exercisable at September 30, 1995.......................      --      --
                                                                =======

8. RELATED PARTY TRANSACTIONS

  The Company sells extended service contracts to its customers. The obligations of the Company under these contracts are transferred to Ideal Insurance Company, Ltd. (Ideal) pursuant to an agreement between the Company and Ideal dated as of January 1, 1994. Ideal reinsures these risks with Amerisure Property & Casualty, Ltd. (Amerisure), a company wholly owned by certain principal shareholders of the Company. These contracts are administered by First Extended Service Corporation (FESC), which contracts are insured by FESC's affiliate, FFG Insurance Co. (FFG). In conjunction with these agreements, the Company pays Amerisure an agreed amount for each extended service contract which is insured and, in the event of claims under any extended service contracts, Amerisure reimburses the repair facility for the amount of covered claims. Amerisure is then financially responsible for any repairs required pursuant to the extended service contract. The Company receives a commission for each extended service contract that it sells. For the years ended December 31, 1993 and 1994, and the nine-month period ended September 30, 1995, extended service contract commissions totaled approximately $-0-, $350,000 and $448,000, respectively.

9. COMMITMENTS AND CONTINGENCIES

  The Company is currently involved in several matters regarding pending or threatened litigation in the normal course of business. Management does not expect the ultimate resolution of these matters to have a material adverse effect on the Company's consolidated financial statements.

10. SUBSEQUENT EVENTS

  Effective December 14, 1995, the Company adopted an Incentive Stock Option Plan which provides for the granting of options to directors, officers, and key employees to purchase shares of the Company's common stock. The Company has reserved 200,000 shares of common stock for issuance under such plan.

                 TRAVIS BOATS & MOTORS, INC. AND SUBSIDIARIES

10. SUBSEQUENT EVENTS (CONTINUED)

  Effective December 14, 1995, the Company changed the stated par value of each share of common stock from $.10 to $.01. The financial statements have been restated to retroactively reflect the above change in par value.

  In November 1995, the Board of Directors of the Company approved a 15 for 1 stock dividend for stockholders of record as of November 8, 1995.

  In May 1996, the Board of Directors of the Company approved a 1 for 3 stock dividend for stockholders of record as of May 3, 1996.

  All share amounts presented in these financial statements have been restated to retroactively reflect the above stock dividends.

  Effective December 1, 1995, the Company acquired certain assets of Clay's Boats & Motors, Inc. ("Clay's") in New Iberia, Louisiana. The assets acquired included furniture, fixtures and equipment, all parts and accessories, all leasehold improvements and certain other miscellaneous assets. The purchase price was $328,741, of which $262,687 was paid in cash and $66,054 was financed by the issuance of a note payable to the seller.

  The acquisition has been accounted for using the purchase method of accounting and, accordingly, the operating results of Clay's have been included in the consolidated financial statements from the date of acquisition. The purchase price ($328,741) has been allocated to the tangible net assets acquired ($240,669) and the resulting excess purchase price ($88,072) was assigned to goodwill.

                  TRAVIS BOATS & MOTORS, INC. AND SUBSIDIARIES

                 UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET
                              AS OF MARCH 31, 1996

ASSETS
Current assets:
  Cash and cash equivalents........................................ $   664,969
  Accounts receivable..............................................   4,455,289
  Prepaid expenses.................................................     131,775
  Inventories......................................................  28,733,265
  Deferred tax asset...............................................      76,160
                                                                    -----------
    Total current assets...........................................  34,061,458
Property and equipment:
  Land.............................................................   1,815,718
  Buildings and improvements.......................................   4,876,653
  Furniture, fixture and equipment.................................   1,627,843
                                                                    -----------
                                                                      8,320,214
  Less accumulated depreciation....................................  (1,761,154)
                                                                    -----------
                                                                      6,559,060
Goodwill...........................................................     822,543
Noncompete agreement...............................................     278,571
Other assets.......................................................     176,181
                                                                    -----------
Total assets....................................................... $41,897,813
                                                                    ===========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable................................................. $   735,925
  Accrued liabilities..............................................   1,237,219
  Federal income taxes payable.....................................     487,000
  Unearned revenue.................................................   2,769,714
  Current portion of notes payable and other short-term obliga-
   tions...........................................................  26,216,072
                                                                    -----------
    Total current liabilities......................................  31,445,930
Notes payable, less current portion................................   5,397,066
Stockholders' equity:
  Common stock, $.01 par value, 50,000,000 shares authorized,
   2,683,506 shares issued and outstanding.........................      26,835
  Paid-in capital..................................................     138,511
  Retained earnings................................................   4,889,471
                                                                    -----------
Total stockholders' equity.........................................   5,054,817
                                                                    -----------
Total liabilities and stockholders' equity......................... $41,897,813
                                                                    ===========

                            See accompanying notes.

                  TRAVIS BOATS & MOTORS, INC. AND SUBSIDIARIES

           UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                                                          SIX MONTHS ENDED
                                                              MARCH 31
                                                       ------------------------
                                                          1995         1996
                                                       -----------  -----------
Net sales............................................. $16,626,734  $22,016,532
Cost of good sold.....................................  12,852,973   16,445,167
                                                       -----------  -----------
Gross profit..........................................   3,773,761    5,571,365
Selling, general and administrative expenses..........   3,216,600    4,301,986
Depreciation and amortization.........................     136,815      262,256
                                                       -----------  -----------
                                                         3,353,415    4,564,242
                                                       -----------  -----------
Operating income......................................     420,346    1,007,123
Interest expense......................................    (370,659)    (668,547)
Other income..........................................     110,034       31,379
                                                       -----------  -----------
Income before income taxes............................     159,721      369,955
Income taxes..........................................      61,512      127,000
                                                       -----------  -----------
Net income............................................ $    98,209  $   242,955
                                                       ===========  ===========
Net income per common share........................... $       .04  $       .09
                                                       ===========  ===========
Weighted average common shares outstanding............   2,683,506    2,683,506


                            See accompanying notes.

                  TRAVIS BOATS & MOTORS, INC. AND SUBSIDIARIES

           UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                  SIX MONTHS ENDED MARCH 31,
                                                  ---------------------------
                                                      1995          1996
                                                  ------------- -------------
OPERATING ACTIVITIES:
Net income....................................... $     98,209  $     242,955
Adjustments to reconcile net income to net cash (used in)
 operating activities:
  Depreciation and amortization..................      136,815        262,256
  Changes in operating assets and liabilities:
    (Increase) in accounts receivable............   (1,209,236)    (3,408,572)
    (Increase) in prepaid assets.................      (47,478)       (83,216)
    (Increase) in inventories....................   (8,592,777)   (14,331,935)
    (Increase) in other assets...................      (11,601)      (159,031)
    Decrease in deferred tax asset...............          --          60,515
    Increase in accounts payable.................       79,383        274,006
    Increase in accrued liabilities..............      247,937         48,864
    (Decrease) in income taxes payable...........     (500,000)       (89,157)
    Increase in unearned revenue.................          --       2,769,714
                                                  ------------  -------------
Net cash (used in) provided by operating activi-
 ties............................................   (9,798,748)   (14,413,601)
INVESTING ACTIVITIES:
Purchase of business.............................          --        (262,687)
Purchase of property and equipment...............     (133,679)      (883,515)
                                                  ------------  -------------
Net cash used in investing activities............     (133,679)    (1,146,202)
FINANCING ACTIVITIES:
Net increase in notes payable and other short-
 term obligations................................    9,388,893     15,228,714
Issuance of common stock.........................       10,230            --
Net proceeds (issuance) on notes receivable
 stockholders....................................        8,101            --
                                                  ------------  -------------
Net cash provided by financing activities........    9,407,224     15,228,714
Decrease in cash and cash equivalents............     (525,203)      (331,089)
Cash and cash equivalents, beginning of period...      525,203        996,058
                                                  ------------  -------------
Cash and cash equivalents, end of period......... $        --   $     664,969
                                                  ============  =============
Supplemental Cash Flow Information:
Interest paid.................................... $    320,000  $     746,000
Income taxes paid................................ $    311,000  $     190,000

                            See accompanying notes.

                 TRAVIS BOATS & MOTORS, INC. AND SUBSIDIARIES

        NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                                MARCH 31, 1996

1. BASIS OF PRESENTATION

  The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and notes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six-months ended March 31, 1996 may not be indicative of the results for the year ended September 30, 1996.

2. NOTES PAYABLE AND OTHER SHORT-TERM OBLIGATIONS

  Notes payable and other short-term obligations as of March 31, 1996 consist of the following:

      Floor plans payable.......................................... $24,233,120
      Revolving lines of credit....................................     650,000
      Notes payable................................................   6,730,018
                                                                    -----------
        Total notes payable and other short-term obligations.......  31,613,138
      Less current portion.........................................  26,216,072
                                                                    -----------
        Total notes payable and other short-term obligations, less current portion........................................... $ 5,397,066
                                                                    ===========

  The weighted average interest rate on floor plans payable and revolving lines of credit outstanding as of March 31, 1996 is 5.3%.

3. ACQUISITION

  Effective September 20, 1995, the Company acquired Red River Marine, Inc. with retail store locations in Hot Springs and Heber Springs, Arkansas. The acquisition included land and building (Hot Springs location) and boat, motor and trailer inventory, as well as parts and accessories inventory of each location. The purchase price was $2,517,417 of which approximately $1,600,000 was financed by the issuance of notes payable to the seller.

  The acquisition has been accounted for using the purchase method of accounting and, accordingly, the operating results of Red River Marine, Inc. have been included in the consolidated financial statements from the date of acquisition. The purchase price ($2,517,417) and liabilities assumed ($437,150) have been allocated to the tangible net assets acquired ($1,904,567) based on their respective fair values at the date of acquisition. The resulting excess purchase price ($1,050,000) was assigned to noncompete agreement ($300,000) and goodwill ($750,000).

  Effective December 1, 1995, the Company acquired certain assets of Clay's Boats & Motors, Inc. ("Clay's") in New Iberia, Louisiana. The assets acquired included furniture, fixtures and equipment, all parts and accessories, all leasehold improvements and certain other miscellaneous assets. The purchase price was $328,741, of which $262,687 was paid in cash and $66,054 was financed by the issuance of a note payable to the seller.

  The acquisition has been accounted for using the purchase method of accounting and, accordingly, the operating results of Clay's have been included in the consolidated financial statements from the date of acquisition. The purchase price ($328,741) has been allocated to the tangible net assets acquired ($240,669) and the resulting excess purchase price ($88,072) was assigned to goodwill.

                 TRAVIS BOATS & MOTORS, INC. AND SUBSIDIARIES

4. STOCKHOLDERS' EQUITY

  In November 1995, the Board of Directors of the Company approved a 15 for 1 stock dividend for stockholders of record as of November 8, 1995.

  Effective December 14, 1995, the Company changed the stated par value of each share of common stock from $.10 to $.01.

  In May 1996, the Board of Directors of the Company approved a 1 for 3 stock dividend for stockholders of record as of May 3, 1996.

  The financial statements have been restated to retroactively reflect the above stock dividend and change in par value.

5. RELATED PARTY TRANSACTIONS

  The Company sells extended service contracts to its customers. The obligations to the Company under these contracts are transferred to ideal Insurance Company, Ltd. (Ideal) pursuant to an agreement between the Company and Ideal dated as of January 1, 1994. Ideal reinsures these risks with Amerisure Property & Casualty, Ltd. (Amerisure), a company wholly owned by certain principal shareholders of the Company. These contracts are administered by First Extended Service Corporation (FESC), which contracts are insured by FESC's affiliate, FFG Insurance Co. (FFG). In conjunction with these agreements, the Company pays Amerisure an agreed amount for each extended service contract which is insured and, in the event of claims under any extended service contracts, Amerisure reimburses the repair facility for the amount of covered claims. Amerisure is then financially responsible for any repairs required pursuant to the extended service contract. The Company receives a commission for each extended service contract that it sells. For the six-month period ended March 31, 1995 and 1996, extended service contract commissions totaled approximately $169,000 and $106,000, respectively.

                        REPORT OF INDEPENDENT AUDITORS

                                                               December 5, 1995

To the Shareholder
Red River Marine, Inc.
Heber Springs, AR 72543

  We have audited the accompanying consolidated statements of income, retained earnings and cash flows of Red River Marine, Inc. and its subsidiary for the two years ended September 30, 1995. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated results of operations and cash flows of Red River Marine, Inc. and its subsidiary for the two years ended September 30, 1995, in conformity with generally accepted accounting principles.

                                          Turner, Burkett & Ring, P.A.

Searcy, Arkansas

                     RED RIVER MARINE, INC. AND SUBSIDIARY

            CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

                                                        YEAR ENDED SEPTEMBER 30
                                                        -----------------------
                                                           1994        1995
                                                        ----------- -----------
Sales.................................................. $13,175,932 $14,085,084
Cost of sales..........................................  10,296,129  11,316,009
                                                        ----------- -----------
  Gross profit.........................................   2,879,803   2,769,075
Operating expenses:
  Salaries and wages...................................   1,156,314   1,572,556
  Repairs and maintenance..............................      64,516      45,685
  Auto expense.........................................      56,805      68,406
  Insurance............................................     137,456     102,597
  Telephone and utilities..............................      86,809      98,319
  Advertising..........................................      15,038      31,322
  Office supplies and postage..........................      18,641      18,097
  Travel and entertainment.............................      22,411      38,594
  Professional services................................      20,237      44,631
  Other................................................      63,074      60,361
  Commissions..........................................      85,155      36,383
  Payroll taxes........................................     101,982     123,205
  Depreciation.........................................      63,013      67,893
  Operating supplies...................................      37,915      48,133
  Contract labor.......................................      44,754      19,312
  Freight..............................................      82,051      76,418
  Rent.................................................         --       24,833
  Taxes and licenses...................................         --       29,216
  Bad debts............................................      53,750      37,742
  Show expense.........................................      24,624      30,187
  Profit sharing contribution..........................      20,000         --
                                                        ----------- -----------
    Total operating expenses...........................   2,154,545   2,573,890
  Income from operations...............................     725,258     195,185

Other income (expense):
  Interest expense................................... $  (224,418) $  (331,318)
  Interest income....................................      29,074       32,927
  Other income.......................................      26,795       52,313
                                                      -----------  -----------
    Total other income (expense).....................    (168,549)    (246,078)
Income (loss) before provision for income taxes......     556,709      (50,893)
Provision for income taxes...........................     148,068          --
                                                      -----------  -----------
Net income (loss)....................................     408,641      (50,893)
Retained earnings, beginning of period...............   1,184,438    1,593,079
                                                      -----------  -----------
Retained earnings, end of year....................... $ 1,593,079  $ 1,542,186
                                                      ===========  ===========

               The notes to the consolidated financial statements
                    are an integral part of this statement.

                     RED RIVER MARINE, INC. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                      YEAR ENDED SEPTEMBER 30
                                                      ------------------------
                                                         1994         1995
                                                      -----------  -----------
Cash flows from operating activities
  Net income (loss).................................. $   408,641  $   (50,893)
  Adjustment to reconcile net income (loss) to net
   cash provided (used) by operating activities:
    Depreciation.....................................      63,013       67,893
    Deferred income taxes............................        (990)     (11,025)
    Gain on sale of assets...........................         --       (10,575)
  (Increase) decrease in:
    Accounts receivable..............................        (386)      (7,832)
    Inventory........................................    (614,598)   2,698,098
    Notes receivable.................................         --      (801,073)
    Prepaid expenses and other assets................      18,554      (10,998)
  Increase (decrease) in:
    Trade accounts payable...........................      44,513      (74,919)
    Notes payable--floor plan........................     181,985   (1,821,723)
    Other current liabilities........................        (402)     (17,683)
    Income taxes payable.............................     107,684     (117,112)
    Accrued salaries and commissions.................      27,987      (43,250)
                                                      -----------  -----------
      Net cash provided (used) by operating activi-
       ties..........................................     236,001     (201,092)
Cash flows from investing activities:
  Purchase of equipment..............................     (56,360)         --
  Net proceeds from sale of assets...................         --       465,377
                                                      -----------  -----------
    Net cash provided (used) by investing activi-
     ties............................................     (56,360)     465,377
Cash flows from financing activities:
  Decrease in financing reserves.....................      50,894       33,776
  Reduction in notes payable.........................     (57,501)    (223,172)
                                                      -----------  -----------
    Net cash used by financing activities............      (6,607)    (189,396)
Net increase in cash................................. $   173,034  $    74,889
Cash, beginning of year..............................   1,032,306    1,205,340
                                                      -----------  -----------
Cash, end of year.................................... $ 1,205,340  $ 1,280,229
                                                      ===========  ===========
Supplemental cash flow information
  Cash paid for interest............................. $   221,219  $   330,479
                                                      ===========  ===========
  Cash paid for income taxes......................... $    41,374  $   117,112
                                                      ===========  ===========

The notes to the consolidated financial statements are an integral part of this statement.

                     RED RIVER MARINE, INC. AND SUBSIDIARY

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                              SEPTEMBER 30, 1995

NOTE 1--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Nature of Business

  The financial statements include the accounts of Red River Marine, Inc. and its wholly-owned subsidiary Red River Marine, Inc. #2 (the Company). All intercompany accounts have been eliminated in consolidation. The financial statements reflect the marine operations through September 20, 1995, the date of sale as discussed in Note 2.

 Depreciation

  Depreciation is computed using the straight-line and accelerated methods over the estimated useful lives of the assets as summarized below:

         Land Improvements...................... 10 Years
         Building and Improvements.............. 10 to 40 Years
         Vehicles...............................  3 Years
         Furniture and Equipment................   5 to 10 Years

 Bad Debts

  Bad debts are accounted for by the direct write-off method.

NOTE 2--NOTES RECEIVABLE

  In September 1995, the Company sold its inventory, certain other assets and real estate and rights to the use of its name. Payment is to be received at approximately $30,100 per month including interest at 8.75%.

NOTE 3--PROPERTY, PLANT AND EQUIPMENT

  Property, plant and equipment at September 30, 1995, consists of the following:

      Land............................................................ $483,662
      Buildings and Leasehold Improvements............................  364,798
      Autos...........................................................   23,835
      Land Improvements...............................................   83,315
                                                                       --------
                                                                        955,610
      Less: Accumulated Depreciation.................................. (228,287)
                                                                       --------
      Total........................................................... $727,323
                                                                       ========

NOTE 4--LONG-TERM DEBT

  Long-term debt at September 30, 1995 is comprised as follows:

      Heber Springs State Bank 9.5% (Secured by real estate and
       guaranteed by FMHA)......................................... $449,582
                                                                    --------
      Total long-term debt.........................................  449,582
      Less current portion.........................................  (15,638)
                                                                    --------
                                                                    $433,944
                                                                    ========

                     RED RIVER MARINE, INC. AND SUBSIDIARY

NOTE 4--LONG-TERM DEBT (CONTINUED)

  Annual maturities of long-term debt are as follows:

      YEAR ENDING SEPTEMBER 30,
      -------------------------
      1996.......................................................... $ 15,638
      1997..........................................................   17,123
      1998..........................................................   18,750
      1999..........................................................   20,531
      2000..........................................................   22,482
      Thereafter....................................................  355,058
                                                                     --------
                                                                     $449,582
                                                                     ========

NOTE 5--CONTINGENT LIABILITIES

  The Company is contingently liable to financial institutions at September 30, 1995 as follows:

      Heber Springs State Bank....................................... $210,356
      First Commercial Bank..........................................  743,294
                                                                      --------
        Total........................................................ $953,650
                                                                      ========

  These contingent liabilities are a result of financing agreements with recourse on boat sales financed by the above financial institutions.

NOTE 6--FUTURE OPERATIONS

  Red River Marine, Inc., as noted in Note 2, sold its inventory, certain other assets and real estate and right to the use of its name to Travis Boating Centers, Inc. The management of Red River Marine, Inc. and its operating policies and procedures will not continue in the future. Therefore, the degree of success that Travis Boats & Motors, Inc. will experience in the market area of Red River Marine, Inc. will be totally dependent upon the skills of the Travis Boats & Motors, Inc. management of the Red River Marine stores.

                       PICTURES ARE INCLUDED AS FOLLOWS:

1. Photographs of boats

2. Copy of companies in-store price-signage

3. Company's logo

                     PICTURES ARE INCLUDED AS FOLLOWS:

1. Photograph of store front.

2. Five photographs of boats.

3. One reproduction of Travis Boating Center advertisement.

4. Text which reads "Home of The Travis Edition."

5. Company Logo.

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The following sets forth expenses and costs (other than underwriting discounts and commissions) expected to be incurred in connection with the issuance and distribution of the shares offered hereby:

   Commission registration fee....................................... $  9,022
   NASD filing fee...................................................    3,117
   Nasdaq Stock Market...............................................   23,980
   Accounting fees and expenses......................................  100,000
   Legal fees and expenses...........................................  160,000
   Blue sky fees and expenses (including fees and expenses of coun-
    sel).............................................................   15,000
   Printing and engraving fees and expenses..........................  100,000
   Fees of transfer agent and registrar..............................   25,000
   Miscellaneous.....................................................   11,381
                                                                      --------
       Total......................................................... $447,500
                                                                      ========

  All of the foregoing, except the Commission registration fee and the NASD filing fee, are estimated.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  The Registrant has authority under Articles 2.02A.(16) and 2.02-1 of the Texas Business Corporation Act (the "TBCA") to indemnify its directors and officers to the extent provided for in such statute. The Registrant's articles of incorporation permit indemnification of directors and officers to the fullest extent permitted by law.

  The TBCA provides in part that a corporation may indemnify a director or officer or other person who was, is, or is threatened to be made a named defendant or respondent in a proceeding because the person is or was a director, officer, employee or agent of the corporation, if it is determined that such person (i) conducted himself in good faith; (ii) reasonably believed, in the case of conduct in his official capacity as a director or officer of the corporation, that his conduct was in the corporation's best interests, and, in all other cases, that his conduct was at least not opposed to the corporation's best interest; and (iii) in the case of any criminal proceeding, had no reasonable cause to believe that his conduct was unlawful.

  A corporation may indemnify a person under the TBCA against judgments, penalties (including excise and similar taxes), fines, settlement, and reasonable expenses actually incurred by the person in connection with the proceeding. If the person is found liable to the corporation or is found liable on the basis that personal benefit was improperly received by the person, the indemnification is limited to reasonable expenses actually incurred by the person in connection with the proceeding, and shall not be made in respect of any proceeding in which the person shall have been found liable for willful or intentional misconduct in the performance of his duty to the corporation.

  A corporation may also pay or reimburse expenses incurred by a person in connection with his appearance as a witness or other participation in a proceeding at a time when he is not a named defendant or respondent in the proceeding.

  Reference is also made to the articles of incorporation of the Registrant, which limit or eliminate a director's liability for monetary damages to the Registrant or its stockholders for acts or omissions in the director's capacity as a director, except that the articles of incorporation do not eliminate the liability of a director for (i) a breach of the director's duty of loyalty to the Registrant or its stockholders, (ii) an act or omission not in good faith that constitutes a breach of duty of the director to the Registrant or an act or omission that involves intentional misconduct or a knowing violation of the law, (iii) a transaction from which a director received an improper benefit, whether or not the benefit resulted from an action taken within the scope of the director's office, or (iv) an act or omission for which the liability of a director is expressly provided for by an applicable statute.

  Reference is made to Section 8 of the Form of Underwriting Agreement contained as Exhibit 1.1 which provides for indemnification by the Underwriters of the directors and officers of the Registrant signing the Registration Statement and certain controlling persons of the Registrant against certain liabilities, including those arising under the Securities Act in certain instances.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

  All references to numbers of shares and per share prices give effect to the 1 for 3 stock dividend to be effected prior to the closing of this offering unless otherwise indicated.

  Within the past three years, the Registrant has sold the following securities or engaged in the following transactions which were not registered under the Securities Act:

    (1) On March 1, 1993, the Company issued 4,267 shares of Common Stock to Michael B. Perrine, the Company's Chief Financial Officer, Secretary and Treasurer, in lieu of a $4,000 cash bonus payable with respect to the Company's fiscal year 1992. This transaction was exempt from the registration requirements of the Securities Act pursuant to Section 4(2) thereunder.

    (2) On March 31, 1994, the Company issued 41,707 shares of Common Stock to Ronnie L. Spradling in lieu of a $40,000 cash bonus payable with respect to the Company's fiscal year 1993. This transaction was exempt from the registration requirements of the Securities Act pursuant to Section 4(2) thereunder.

    (3) On April 30, 1994, the Company issued 11,691 shares of Common Stock to Billy Breed in lieu of a $11,212 cash payment payable to Mr. Breed in connection with an agreement entered into between the Company and Mr. Breed in 1989. This transaction was exempt from the registration requirements of the Securities Act pursuant to Section 4(2) thereunder.

    (4) On September 30, 1994, the Company issued 6,400 shares of Common Stock to J. Brooks Rainer, the Company's controller and tax manager, in exchange for $6,834. This transaction was exempt from the registration requirement of the Securities Act pursuant to Section 4(2) thereunder.

    (5) On September 30, 1994, the Company issued 3,200 shares of Common Stock to Michael B. Perrine, the Company's Chief Financial Officer, Secretary and Treasurer, in exchange for $3,069. This transaction was exempt from the registration requirements of the Securities Act pursuant to
  Section 4(2) thereunder.

    (6) On October 18, 1994, the Company issued 8,533 shares of Common Stock to Kelly Harber in exchange for $8,184. This transaction was exempt from the registration requirements of the Securities Act pursuant to Section 4(2) thereunder.

    (7) As of December 31, 1994, the Company agreed to sell stock to selected employees. Pursuant to this arrangement, the Company sold a total of 47,637 shares to six persons for a total consideration of $72,318 between March 1 and June 30, 1995. These transactions were exempt from the registration requirements of the Securities Act pursuant to Section 4(2) and Rule 701 thereunder.

    (8) In May 1995, the Company granted nonstatutory stock options to purchase 20,267, 46,933 and 66,667 shares of Common Stock to Mark T. Walton, Ronnie L. Spradling and Michael B. Perrine, respectively, at an exercise price of $5.25 per share. Such options vest over a period of five years, at a cumulative rate of 20% per year. The initial 20% vests on May 17, 1996. This transaction was exempt from the registration requirements of the Securities Act pursuant to Section 4(2) and Rule 701 thereunder.

    (9) On November 8, 1995, the Company declared a 15-for-1 stock dividend. This transaction was exempt from the registration requirements as not involving any "sale," "offer," or "offer to sell" within the meaning of
  Section 2(3) of the Securities Act.

    (10) On May 3, 1996, the Company declared a one for three stock dividend. This transaction was exempt from the registration requirements as not involving any "'sale," "offer," or "offer to sell" within the meaning of
  Section 2(3) of the Securities Act.

  The securities referred to above as having been issued in reliance on the exemption from registration under Section 4(2) of the Securities Act were subject to restrictions on transfer and appropriate restrictive legends were affixed to the certificates or instruments issued in each transaction. All recipients were furnished with, or had adequate access to, information regarding the Registrant and all recipients represented that they were "accredited investors" as that term is defined in Rule 501 of Regulation D promulgated by the Securities and Exchange Commission pursuant to the Securities Act.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

  (a) Exhibits: Except as otherwise noted, all Exhibits have been previously filed.

    1.1      Form of Underwriting Agreement.
    3.1      Restated Articles of Incorporation of the Registrant, as amended.
    3.2      Restated Bylaws of the Registrant, as amended.
    4.1      Specimen stock certificate evidencing the Common Stock.
    5.1      Opinion of Jenkens & Gilchrist, A Professional Corporation.
   10.1(a)   Stock Restriction Agreement dated as of January 1, 1992, among the stockholders of the Company and the Company.
   10.1(b)   First Modification to That Certain Stock Transfer and Restriction
              Agreement Originally Dated as of Jan. 1, 1992 dated as of January
              2, 1995.
   10.1(c)   Second Amendment to Stock Transfer Restriction and Voting Agreement
              dated as of December 14, 1995, among the stockholders of the
              Company and the Company.
   10.2(a)+  Agreement dated as of August 11, 1995, between the Company and
              Outboard Marine Corporation.
   10.2(b)   Dealer Agreement dated as of October 13, 1995, between the Company and Outboard Marine Corporation.
   10.3+     Dealer Agreement dated as of August 17, 1995, between the Company and Larson Boats, a division of Larson/Glastron Boats, Inc., a subsidiary of Genmar Industries, Inc.
   10.4+     Dealer Agreement dated as of August 17, 1995, between the Company and Mastercrafters Corporation.
   10.5(a)   Inventory Security Agreement and Power of Attorney dated as of
              November 30, 1993, between Bombardier Capital Inc. and the
              Company.
   10.5(b)   Inventory Security Agreement and Power of Attorney dated as of
              November 30, 1993, between Bombardier Capital Inc. and Falcon
              Marine Abilene, Inc.
   10.6(a)   Agreement for Wholesale Financing dated as of August 17, 1995, by and among Deutsche Financial Services Corporation, the Company and
              its subsidiaries; and Amendment to Agreement for Wholesale
              Financing dated as of September 22, 1995.
   10.6(b)   Agreement for Wholesale Financing dated as of August 17, 1995, between Deutsche Financial Services Corporation and Travis Boats &
              Motors Baton Rouge, Inc.
   10.7(a)   Inventory Loan Agreement dated as of September 20, 1995, between
              TBC Arkansas, Inc. and Hibernia National Bank.
   10.7(b)   Commercial Security Agreement dated September 1, 1995, between TBC
              Arkansas, Inc. and Hibernia National Bank.
   10.8(a)   Inventory Loan Agreement dated as of December 17, 1992, between
              Travis Boats & Motors Baton Rouge, Inc. and Hibernia National
              Bank; and First Amendment to Inventory Loan Agreement dated as of
              February 7, 1994.
   10.8(b)   Promissory Note dated May 30, 1995, in the original principal amount of $100,000, payable by Travis Boats & Motors Baton Rouge,
              Inc. to Hibernia National Bank.
   10.8(c)   Promissory Note dated May 30, 1995, in the original principal amount of $800,000, payable by Travis Boats & Motors Baton Rouge,
              Inc. to Hibernia National Bank.
   10.8(d)   Promissory Note dated July 14, 1995, in the original principal amount of $480,000, payable by Travis Boats & Motors Baton Rouge,
              Inc. to Hibernia National Bank.

   10.8(e)   Business Loan Agreement dated July 14, 1995, between Travis Boats &
              Motors Baton Rouge, Inc. and Hibernia National Bank.
   10.8(f)   Commercial Security Agreement dated July 14, 1995, between Travis
              Boats & Motors Baton Rouge, Inc. and Hibernia National Bank.
   10.8(g)   Collateral Mortgage dated July 14, 1995, from Travis Boats & Motors
              Baton Rouge, Inc. to Hibernia National Bank.
   10.8(h)   Assignment of Leases and Rents dated July 14, 1995, between Travis
              Boats & Motors Baton Rouge, Inc. and Hibernia National Bank.
   10.8(i)   Pledge of Collateral Mortgage Note dated July 14, 1995, from Travis
              Boats & Motors Baton Rouge, Inc. to Hibernia National Bank.
   10.9(a)   Promissory Note dated September 1, 1995, in the original principal amount of $3,000,000, payable by TBC Arkansas, Inc. to Hibernia
              National Bank.
   10.9(b)   Commercial Guaranty dated September 1, 1995 by the Company in favor of Hibernia National Bank guarantying a $3,000,000 Promissory
              Note.
   10.9(c)   Promissory Note dated September 1, 1995, in the original principal amount of $250,000, payable by TBC Arkansas to Hibernia National
              Bank.
   10.10(a)  Amended and Restated Loan Agreement dated as of September 15, 1995, by and among NationsBank of Texas, N.A., the Company and its subsidiaries.
   10.10(b)  Security Agreement dated July 31, 1995, by and among NationsBank of
              Texas, N.A., the Company and its subsidiaries.
   10.11     General Promissory Note dated August 31, 1995, in the original principal amount of $300,000, payable by the Company to Amerisure
              Property & Casualty, Ltd.
   10.12     General Promissory Note dated August 31, 1995, in the original principal amount of $100,000, payable by the Company to Capitol
              Commerce Reporter, Inc.
   10.13     General Promissory Note dated August 31, 1995, in the original principal amount of $75,000, payable by the Company to Capitol
              Commerce Reporter, Inc.
   10.14     General Promissory Note dated August 31, 1995, in the original principal amount of $150,000, payable by the Company to Joe
              Simpson and Pat Simpson.
   10.15     Asset Purchase Agreement dated as of September 20, 1995, by and among Red River Marine, Inc., Red River Marine, Inc. #2, and TBC
              Arkansas, Inc.
   10.16     Promissory Note dated September 20, 1995, in the original principal amount of $800,000, payable by TBC Arkansas, Inc. to Benny
              Hargrove.
   10.17(a)  Promissory Note dated as of September 20, 1995, in the original principal amount of $462,145.53, payable by TBC Arkansas, Inc. to
              Red River Marine, Inc. #2.
   10.17(b)  Mortgage With Power of Sale (Realty) dated September 20, 1995, from
              TBC Arkansas, Inc. to Red River Marine, Inc. #2.
   10.18     Promissory Note dated September 20, 1995, in the original principal amount of $230,177.16, payable by TBC Arkansas, Inc. to Red River
              Marine, Inc. and Red River Marine, Inc. #2.
   10.19     Promissory Note dated September 20, 1995, in the original principal amount of $108,750, payable by TBC Arkansas, Inc. to Red River
              Marine, Inc. and Red River Marine, Inc. #2.
   10.20     Travis Boats and Motors, Inc. 1995 Incentive Plan.
   10.21     Form of Amended and Restated Employment Agreement dated May 7,
              1996, between the Company and Mark T. Walton, Ronnie L. Spradling and Michael B. Perrine.
   10.22     Form of Option Agreement dated May 17, 1995, between the Company and Michael B. Perrine, Ronnie L. Spradling and Mark T. Walton.
   10.23     Form of Indemnification Agreement for Directors and Officers of the
              Company.
   10.24     Management Agreement dated December 14, 1995, by and among TBC
              Management, Ltd., the Company and its subsidiaries.
   10.25     [Intentionally left blank]

   10.26(a) First Lien Promissory Note dated September 15, 1995, in the original principal amount of $679,000, payable by Travis Snowden
             Marine, Inc. to NationsBank of Texas, N.A.
   10.26(b) Second Lien Promissory Note dated September 15, 1995, in the original principal amount of $311,000, payable by Travis Snowden
             Marine, Inc. to NationsBank of Texas, N.A.
   10.26(c) First Lien Deed of Trust, Assignment, Security Agreement and
             Financing Statement dated September 15, 1995, from Travis Snowden
             Marine, Inc. to Michael F. Hord, Trustee.
   10.26(d) Second Lien Deed of Trust, Assignment, Security Agreement and
             Financing Statement dated September 15, 1995, from Travis Snowden
             Marine, Inc. to Michael F. Hord, Trustee.
   10.27(a) Second Modification and Extension Agreement dated April 26, 1994, between the Company and NationsBank of Texas, N.A.
   10.27(b) "504" Note dated April 28, 1994, in the original principal amount of $454,000, payable by the Company to Cen-Tex Certified
             Development Corporation.
   10.27(c) Deed of Trust, Assignment, Security Agreement and Financing
             Statement dated March 5, 1993, from the Company to Michael F.
             Hord, Trustee.
   10.27(d) Deed of Trust dated April 28, 1994, from the Company to Wm. H.
             Harrison, Jr., Trustee.
   10.28    Trust Agreement dated December 31, 1994, by and among Ideal
             Insurance Company, Ltd. and the Company.
   16.*     Letter re change in certifying accountant.
   21.1     List of subsidiaries of the Registrant.
   23.1     Consent of Jenkens & Gilchrist, A Professional Corporation
             (included in their opinion filed as Exhibit 5.1).
   23.2*    Consent of Ernst & Young, LLP.
   23.3*    Consent of Turner, Burkett & Ring, P.A.
   23.4*    Consent of Devona Jeffery, L.L.C.
   24.1     Power of Attorney (contained on the signature page of this
             Registration Statement).
      27    Financial Data Schedule.
    99(a)   Consent of Steve Gurasich.
    99(b)   Consent of Zach McClendon, Jr.

- --------
*Filed herewith

+ Portions of this exhibit have been omitted and are subject to an application for confidential treatment filed separately with the Commission.

  (b) Financial Statement Schedules: None.

ITEM 17. UNDERTAKINGS

  The undersigned Registrant hereby undertakes to provide to the Underwriters, at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the Securities Act or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  The undersigned Registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of the Registration Statement in reliance upon Rule 430A and contained in the form of Prospectus filed by the Registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the Registration Statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new Registration Statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment No. 2 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Austin, State of Texas, on June 18, 1996.

                                         Travis Boats & Motors, Inc.

                                                  /s/ Michael B. Perrine
                                         By: __________________________________
                                                   MICHAEL B. PERRINE
                                                Chief Financial Officer

  Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 2 Registration Statement has been signed by the following persons in the capacities on the dates indicated:

             SIGNATURE                       TITLE                 DATE

                 *                    Chairman of the
- ------------------------------------   Board and              June 18, 1996
           MARK T. WALTON              President
                                       (Principal
                                       Executive Officer)

                                      Executive Vice
- ------------------------------------   President--New                , 1996
        RONNIE L. SPRADLING            Store Development
                                       and Director

       /s/ Michael B. Perrine         Chief Financial
- ------------------------------------   Officer (Principal     June 18, 1996
         MICHAEL B. PERRINE            Accounting and
                                       Financial Officer)

                 *                    Director
- ------------------------------------                          June 18, 1996
             E.D. BOHLS

                 *                    Director
- ------------------------------------                          June 18, 1996
         ROBERT C. SIDDONS

                 *                    Director
- ------------------------------------                          June 18, 1996
         JOSEPH E. SIMPSON


* By:  /s/ Michael B. Perrine
  --------------------------------
         MICHAEL B. PERRINE
          ATTORNEY-IN-FACT